Filed Pursuant to Rule 424(b)(4)
Registration No. 333-173570

PROSPECTUS

3,462,000 Shares

Zillow, Inc.

Class A Common Stock

$20.00 per share

This is the initial public offering of our Class A common stock. We are selling 3,462,000 shares of our Class A common stock. Concurrent with the closing of this offering, existing investors, including funds affiliated with Technology Crossover Ventures, have agreed to purchase from us in a private placement the number of shares of Class A common stock with an aggregate purchase price of approximately $5.5 million, at a price per share equal to the initial public offering price.

Since Zillow’s inception, we have had authorized Class A common stock, which has one vote per share, and authorized Class B common stock, which has ten votes per share. All shares of Class B common stock are held by our founders, Richard Barton and Lloyd Frink. Following this offering and the concurrent private placement, Mr. Barton will have voting control over approximately 0.2% of our Class A common stock and 55.3% of our Class B common stock, representing 46.8% of the voting power of our outstanding capital stock, and Mr. Frink will have voting control over approximately 44.7% of our Class B common stock, representing 37.8% of the voting power of our outstanding capital stock.

We have granted the underwriters an option to purchase up to 519,300 additional shares of Class A common stock to cover over-allotments.

Our Class A common stock has been approved for listing on The Nasdaq Global Market under the symbol “Z.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$20.00	$69,240,000
Underwriting Discounts and Commissions	$1.40	$4,846,800
Proceeds to Zillow, Inc. (before expenses)	$18.60	$64,393,200

The underwriters expect to deliver the shares to purchasers on or about July 25, 2011 through the book-entry facilities of The Depository Trust Company.

Citi

Allen & Company LLC	Pacific Crest Securities	ThinkEquity LLC	First Washington Corp.

July 19, 2011.

# Zillow®

## Your Edge in Real Estate

1230 Lloyd Way
For Sale: $650,000
Price reduced: $20,000 (June 1)
Zestimate®: $645,000
Beds: 4 Sqft: 2,550
Baths: 2.5 Lot: 5,220
1235 Lloyd Way
Zestimate®: $665,000
Last sold: $825,000 (Feb '06)
Beds: 4 Sqft: 2,760
Baths: 3.0 Lot: 5,500
1237 Lloyd Way
For Rent: $2,400/mo
Rent Zestimate®: $2,300/mo
Beds: 4 Sqft: 2,500
Baths: 2.0 Lot: 5,300

## Living Database of Homes

100+ million U.S. homes

## Powerful Brand & Scale

20+ million monthly unique users

## Mobile Leadership

1.7+ million homes viewed on mobile every day

May 2011 data

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

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SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In this prospectus, unless the context requires otherwise, references to “Zillow,” “our company,” “we,” “us” and “our” refer to Zillow, Inc. In addition, in this prospectus, we use the term unique user. We count a unique user the first time a computer or mobile device with a unique IP address accesses our website or one of our mobile applications during a calendar month. If an individual accesses our website or mobile applications using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique user.

ZILLOW, INC.

Mission

Our mission is to build the most trusted and vibrant home-related marketplace to empower consumers with information and tools to make intelligent decisions about homes.

Our Company

Zillow is the leading real estate information marketplace. We provide vital information about homes, real estate listings and mortgages through our website and mobile applications, enabling homeowners, buyers, sellers and renters to connect with real estate and mortgage professionals best suited to meet their needs. We are transforming the way people make home-related decisions. Zillow provides consumers and real estate professionals an “edge in real estate”.

We maintain an unwavering commitment to giving consumers free access to as much useful information as possible. Our living database of more than 100 million U.S. homes – including homes for sale, homes for rent and homes not currently on the market – attracts an active and vibrant community of users. Individuals and businesses that use Zillow have updated information on more than 28 million homes and added more than 60 million home photos, creating exclusive home profiles available nowhere else. These profiles include rich, detailed information about homes, such as property facts, listing information and purchase and sale data. We provide this information to our users where, when and how they want it, both through our website and through our industry-leading mobile applications that allow consumers to access our information when they are curbside, viewing homes.

Using complex, proprietary automated valuation models, we provide current home value estimates, or Zestimates, on nearly 100 million U.S. homes, and current rental price estimates, or Rent Zestimates, on nearly 100 million U.S. homes. Our products and services present residential real estate data in novel ways that have revolutionized the way consumers search for, find and understand home-related information and make real estate decisions.

Consumers increasingly are turning to the Internet and mobile devices for real estate information. During May 2011, 22.0 million unique users visited our website and mobile applications, representing year-over-year growth of 102%. We operate the most popular mobile real estate applications across iPhone, iPad, Android and BlackBerry. During May 2011, Zillow was used on a mobile device more than 8.8 million times, with more than 1.7 million homes viewed on mobile devices each day.

Real estate and mortgage professionals are a critical part of the home-related marketplace. We enable consumers to connect with real estate and mortgage professionals best suited to meet their needs.

Our real estate marketplace benefits from network effects. As more consumers come to our website to use our products and services, more real estate and mortgage professionals contribute content to distinguish themselves, thereby making our marketplace more useful and attracting additional consumers.

We generate revenues from local real estate professionals, primarily on an individual subscription basis, and from mortgage professionals and brand advertisers. During the three months ended March 31, 2011, we generated revenue of $11.3 million, as compared to $5.3 million in the three months ended March 31, 2010, an increase of 111%. For the years ended December 31, 2008, 2009 and 2010, we generated revenues of $10.6 million, $17.5 million and $30.5 million, representing year-over-year growth of 49%, 65% and 74%, respectively.

Our Opportunity

Homes are the center of peoples’ lives, the focus of some of their most important decisions and often their most valuable assets. In addition to whether to buy, sell or rent, consumers make many other important home-related decisions throughout their lifetimes, including decisions relating to refinancing or home equity loans, home maintenance and home improvement. Residential real estate is one of the largest sectors of the U.S. economy and supports a large number of professionals that provide home-related services. We believe the following activities represent large market opportunities for Zillow:

•

Purchase and Sale.    Sales of existing and new homes in the United States in 2010 had an aggregate transaction value of approximately $1.2 trillion, according to data published in April 2011 by the U.S. Census Bureau and the National Association of REALTORS®, or NAR. Residential real estate brokerage commissions and fees totaled approximately $60 billion in 2010, as derived by Zillow using data released in 2011 by the U.S. Census Bureau, NAR and REAL Trends. There are more than 1.8 million licensed real estate agents in the United States, according to data published in April 2011 by the Association of Real Estate License Law Officials. In an effort to acquire new client relationships and sell homes, real estate agents and brokers spent an estimated $6.2 billion on residential advertising in 2010, according to a 2011 report published by Borrell Associates.

•

Rental.    The overall size of the U.S. rental market, including rent, utilities and insurance, exceeded $300 billion in 2009, according to data published by the U.S. Census Bureau in March 2011 and our own estimates.

•

Home Financing.    In 2009 in the United States, 4.6 million purchase loans were originated, representing more than $852 billion in borrowings, and 8.1 million refinancing and home equity loans were originated, representing more than $1.7 trillion in borrowings, according to data available from the Federal Financial Institutions Examination Council. These loans generated approximately $26 billion in fees for mortgage lenders and brokers, according to data available from the Federal Financial Institutions Examination Council, data released in December 2010 by the Mortgage Bankers Association and our own analysis. There were approximately 266,000 mortgage lenders and brokers in the United States in 2009, according to data available from the Bureau of Labor Statistics.

•

Home Maintenance and Improvement.    Approximately $463 billion was spent on home improvement and repair by U.S. consumers in 2010, according to an April 2011 report from the Harvard Joint Center for Housing Studies. Additionally, more than 650,000 businesses in 2007 earned the majority of their revenue by providing remodeling services, according to a January 2011 report from the Harvard Joint Center for Housing Studies.

Industry Challenges

Highly Fragmented, Local and Complex Market — The market for residential real estate transactions and home-related services is highly fragmented, local and complex. Each home has unique characteristics, including location, value, size, style, age and condition. Each consumer approaches home-related transactions with a personal set of objectives, priorities and values. Real estate agents generally operate in local markets as independent contractors with different experience and skills. These conditions create challenges for consumers and real estate and mortgage professionals alike.

Absence of Consumer Orientation — Historically, consumers had minimal access to comprehensive and objective residential real estate data, even though many home-related decisions are extraordinarily information-intensive. While real estate and mortgage professionals had some data, consumers did not have free, independent and easy access to it. Even when accessible, the data was difficult to interpret and analyze.

Increasing Role of the Internet and Mobile Technologies — Consumers increasingly are turning to the Internet and mobile devices for real estate information. With the widespread adoption of mobile and location-based technologies, consumers expect home-related information to be available on their mobile devices where, when and how they want it.

The Zillow Edge

We are transforming the way consumers make home-related decisions and connect with real estate and mortgage professionals. We maintain an unwavering commitment to giving consumers free access to as much useful information as possible, and to providing transparency for all market participants. Our living database of homes, our Zestimates and our Rent Zestimates form the foundation of our products and services.

Living Database of Homes — Our dynamic and comprehensive living database includes detailed information on more than 100 million U.S. homes, or most U.S. homes, and includes homes for sale, for rent and recently sold, as well as properties not currently on the market. This database is central to the value we provide to consumers and real estate and mortgage professionals. It contains extensive information that users can search, through an easy-to-use interface, to identify, analyze and compare homes. It includes information such as property facts, listing information and purchase and sale data. We apply extensive computer analytics to the data and transform it into information that is accessible, understandable and useful. We refer to the database as “living” because the information is continuously updated by the combination of our proprietary algorithms, synthesis of third-party data from hundreds of sources, and through improvements by us and, importantly, by our community of users.

Zestimates and Rent Zestimates — We have developed industry-leading automated home valuation models that use advanced statistical methods and complex, proprietary algorithms. We use these models to provide current home value estimates, or Zestimates, on nearly 100 million U.S. homes, and current rental price estimates, or Rent Zestimates, on nearly 100 million U.S. homes.

Competitive Advantages

We believe we have the following competitive advantages:

•

Inimitable Database.    Our living database of homes is the result of years of substantial investment, sophisticated economic and statistical analysis, complex data aggregation and millions of user contributions.

•

Independent Market Position and Consumer Focus.    Zillow has been built independently of any real estate industry group. We believe our independence enables us to create compelling products and services with broad consumer appeal.

•

Powerful Brand and Scale.    We have established a powerful brand identity and built a large user community in a short time. More than two-thirds of our traffic is direct, with demonstrated consumer intent to visit the Zillow brand. During May 2011, 22.0 million unique users visited our website and mobile applications, representing year-over-year growth of 102%, which we achieved with virtually no advertising expense to date.

•

Consumer-Oriented Mortgage Marketplace.    Unlike other sources of mortgage rate quotes, in Zillow Mortgage Marketplace consumers can anonymously submit loan requests, receive an unlimited number of personalized mortgage quotes and then choose to contact these lenders on their own terms. In the first five months of 2011, consumers submitted more than 1.7 million mortgage loan requests in Zillow Mortgage Marketplace.

•

Personalized Experience.    We present consumers and real estate and mortgage professionals with many opportunities to personalize their Zillow experience, leading to more informed home shopping and financing decisions.

•

Mobile Leadership.    We operate the most popular mobile real estate applications across iPhone, iPad, Android and BlackBerry that enable people to access and analyze information about homes curbside — where, when and how they want it.

•	Proven Management Team. We believe the extensive experience and depth of our management team are distinct competitive advantages in the complex and evolving industry in which we compete.

Growth Strategies

Our growth strategies are:

•	Focus on Consumers. Maintain our unwavering focus on consumers and leverage our industry independence to enhance existing products and services and develop new offerings with broad consumer appeal.

•

Enhance Our Living Database.    Enhance the information in our database of homes, and use it as the foundation for new analyses, insights and tools to inform consumers throughout the home ownership lifecycle.

•

Deepen and Strengthen Our Marketplace.    Deepen and strengthen our marketplace by creating new opportunities for high-quality consumer-initiated connections with real estate and mortgage professionals when consumers want their services.

•	Efficiently Increase Brand Awareness. Expand public relations, social media and other marketing programs to efficiently increase our brand awareness.

•	Leverage Our Sales Force. Leverage our sales force’s expertise and productivity with new advertising offerings.

•	Expand Our Mobile Leadership. Innovate and expand our offerings for mobile devices, launching more applications and extending our brand and products across additional mobile platforms.

•

Pursue Strategic Opportunities.    Pursue strategic opportunities, including commercial relationships and acquisitions, to strengthen our market position, enhance our capabilities and accelerate our growth.

Key Growth Drivers

Unique Users

Measuring unique users is important to us because our marketplace revenues depend in part on our ability to enable our users to connect with real estate and mortgage professionals and our display revenues depend in part on the number of impressions delivered. Furthermore, our community of users improves the quality of our living database with their contributions. We count a unique user the first time a computer or mobile device with a unique IP address accesses our website or one of our mobile applications during a calendar month. If an individual accesses our website or mobile applications using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique user. We measure unique users with Omniture analytical tools.

	Average Monthly Unique Users for the Three Months Ended March 31,
	2010	2011	2010 to 2011 % Change
	(in thousands)
Unique Users	9,301	17,306	86%

	Average Monthly Unique Users for the Three Months Ended December 31,
	2008	2009	2010	2008 to 2009 % Change	2009 to 2010 % Change
	(in thousands)
Unique Users	5,518	7,611	12,666	38%	66%

Premier Agent Subscribers

The number of Premier Agent subscribers is an important driver of revenue growth because each subscriber pays us a monthly fee to participate in the Premier Agent program. We define a Premier Agent subscriber as an agent with a paid subscription at the end of a period.

	At March 31,
	2010	2011	2010 to 2011 % Change
Premier Agent Subscribers	3,438	10,710	212%

	At December 31,
	2008	2009	2010	2008 to 2009 % Change	2009 to 2010 % Change
Premier Agent Subscribers	26	2,764	8,102	*	193%

*	Not meaningful because the Premier Agent program was launched in October 2008.

Risks

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section of this prospectus titled “Risk Factors,” and include but are not limited to the following:

•	We have incurred significant operating losses in the past and we may not be able to generate sufficient revenue to be profitable over the long term.

•	If real estate and mortgage professionals or other advertisers reduce or end their advertising spending with us and we are unable to attract new advertisers, our business would be harmed.

•	If we do not innovate and provide products and services that are attractive to our users and to our advertisers, our business could be harmed.

•	We may be unable to increase awareness of the Zillow brand cost-effectively, which could harm our business.

•

We are dependent on the real estate industry, and changes to that industry, or declines in the real estate market or increases in mortgage interest rates, could reduce the demand for our products and services.

Corporate Information

Zillow, Inc. was incorporated in Washington in December 2004. Our principal executive offices are located at 999 Third Avenue, Suite 4600, Seattle, Washington 98104, and our telephone number is (206) 470-7000. Our website address is www.zillow.com. In addition, we maintain a Facebook page at www.facebook.com/zillow and a twitter feed at www.twitter.com/zillow. Information contained on, or that can be accessed through, our website, Facebook page or twitter feed does not constitute part of this prospectus and inclusions of our website address, Facebook page address and twitter feed address in this prospectus are inactive textual references only.

“Zillow,” “Zillow.com,” “Zestimate,” “Make Me Move,” and the Zillow logo are registered trademarks of Zillow in the United States and in some other countries. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Class A common stock offered in this offering	3,462,000 shares (or 3,981,300 shares if the underwriters exercise their over-allotment option in full)

Class A common stock offered by us in the concurrent private placement

Concurrent with the closing of this offering, funds affiliated with Technology Crossover Ventures, and PAR Investment Partners, L.P., will purchase from us in a private placement the number of shares of our Class A common stock with an aggregate purchase price equal to approximately $5.0 million and $0.5 million, respectively, at a price per share equal to the initial public offering price. Based on the initial public offering price of $20.00 per share, this will be 274,999 shares. The sale of these shares to funds affiliated with Technology Crossover Ventures and to PAR Investment Partners, L.P. is not registered in this offering. We refer to the private placement of these shares of Class A common stock as the concurrent private placement.

Class A common stock to be outstanding after this offering and the concurrent private placement	17,381,749 shares (or 17,901,049 shares if the underwriters exercise their over-allotment option in full)

Class B common stock to be outstanding after this offering and the concurrent private placement	9,528,313 shares

Total Class A common stock and Class B common stock to be outstanding after this offering and the concurrent private placement	26,910,062 shares (or 27,429,362 shares if the underwriters exercise their over-allotment option in full)

Voting rights

Since Zillow’s inception, we have had authorized Class A common stock, which has one vote per share, and authorized Class B common stock, which has ten votes per share. All shares of Class B common stock are held by our founders, Richard Barton and Lloyd Frink. Following this offering and the concurrent private placement, Mr. Barton will have voting control over approximately 0.2% of our Class A common stock and 55.3% of our Class B common stock, representing 46.8% of the voting power of our outstanding capital stock, and Mr. Frink will have voting control over approximately 44.7% of our Class B common stock, representing 37.8% of the voting power of our outstanding capital stock.

Use of proceeds	We plan to use the net proceeds from this offering and the proceeds of the concurrent private placement for general corporate purposes, including working capital. We also may use a portion of these proceeds to acquire or make investments in complementary businesses, products or technologies. See “Use of Proceeds.”

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to 173,100 shares of the Class A common stock being offered to persons who are directors, officers or employees, or who are otherwise associated with us. See “Underwriting.”

Nasdaq symbol	“Z”

The number of shares outstanding after this offering and the concurrent private placement is based on 13,644,750 shares of Class A common stock outstanding and 9,528,313 shares of Class B common stock outstanding as of March 31, 2011 and, unless otherwise indicated, excludes:

•

1,300,000 shares of our Class A common stock reserved for future issuance under our 2011 Incentive Plan, which will become effective in connection with this offering, as more fully described in “Executive Compensation – Employee Benefit Plans”;

•

5,477,032 shares of our Class A common stock issuable upon the exercise of options, outstanding as of March 31, 2011, to purchase shares of our Class A common stock at a weighted average exercise price of $4.27 per share; and

•

186,631 shares of our Class A common stock issuable upon the exercise of outstanding options granted after March 31, 2011, to purchase shares of our Class A common stock at an exercise price of $6.33 per share.

Except as otherwise indicated, all information in this prospectus assumes and reflects:

•	the reclassification of our common stock into our Class A common stock;

•

that our amended and restated articles of incorporation, which we will file in connection with the completion of this offering, and amended and restated bylaws, which we will adopt in connection with the completion of this offering, are in effect;

•

the automatic conversion of all outstanding shares of our convertible preferred stock into 9,276,190 shares of our Class A common stock that was effected upon the effectiveness of the registration statement of which this prospectus is a part;

•

the automatic conversion of all outstanding shares of our Class C common stock into 2,305,980 shares of our Class A common stock that was effected upon the effectiveness of the registration statement of which this prospectus is a part;

•	a 3.38-to-1 reverse stock split of our Class A common stock, Class B common stock and Class C common stock that was effected on June 17, 2011; and

•	no exercise by the underwriters of their option to purchase an additional 519,300 shares of our Class A common stock to cover over-allotments, if any.

Summary Financial and Other Data

The following tables present summary historical financial data for our business. You should read the financial data set forth below in conjunction with the information under “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related data included elsewhere in this prospectus. We have derived the following statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2010 from our audited financial statements included elsewhere in this prospectus. We have derived the following unaudited statements of operations data for the three months ended March 31, 2010 and 2011 and the unaudited balance sheet data as of March 31, 2011 from our unaudited financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period. Pro forma net loss per share attributable to common shareholders has been calculated assuming the automatic conversion of all outstanding shares of our convertible preferred stock into 9,276,190 shares of our Class A common stock and the automatic conversion of all outstanding shares of our Class C common stock into 2,305,980 shares of our Class A common stock, both of which occurred upon the effectiveness of the registration of which this prospectus is a part.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$10,593	$17,491	$30,467	$5,331	$11,260
Costs and expenses:
Cost of revenues (exclusive of amortization)(1)(2)	4,198	4,042	4,973	1,162	1,817
Sales and marketing(1)	7,481	9,654	14,996	3,117	5,484
Technology and development(1)	15,048	11,260	10,651	2,534	2,996
General and administrative(1)	5,770	5,501	6,684	1,341	1,828

Total costs and expenses	32,497	30,457	37,304	8,154	12,125

Loss from operations	(21,904)	(12,966)	(6,837)	(2,823)	(865)
Other income	687	111	63	17	39

Net loss	$(21,217)	$(12,855)	$(6,774)	$(2,806)	$(826)

Net loss per share attributable to common shareholders — basic and diluted	$(1.68)	$(1.02)	$(0.53)	$(0.22)	$(0.06)
Weighted-average shares outstanding attributable to common shareholders — basic and diluted	12,593	12,613	12,770	12,640	13,347
Pro forma net loss per share attributable to common shareholders — basic and diluted (unaudited)			$(0.31)		$(0.04)
Weighted-average shares outstanding used in calculating pro forma net loss per share attributable to common shareholders — basic and diluted (unaudited)			22,046		22,623
Other Financial Data:
Adjusted EBITDA (unaudited)(3)	$(12,236)	$(4,908)	$140	$(1,183)	$1,051

		Year Ended December 31,			Three Months Ended March 31,
		2008	2009	2010	2010	2011
					(unaudited)
		(in thousands)
(1)	Includes share-based compensation as follows:
	Cost of revenues	$157	$183	$210	$54	$41
	Sales and marketing	408	408	445	104	107
	Technology and development	412	394	389	95	86
	General and administrative	544	666	671	159	156

	Total	$1,521	$1,651	$1,715	$412	$390

(2)	Amortization of website development costs and intangible assets included in technology and development is as follows	$5,465	$4,797	$4,184	$970	$1,223

(3)	See “Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

The following table sets forth our balance sheet data as of March 31, 2011:

•	on an actual basis;

•

on a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 9,276,190 shares of our Class A common stock and the automatic conversion of all outstanding shares of our Class C common stock into 2,305,980 shares of our Class A common stock, both of which occurred upon the effectiveness of the registration statement of which this prospectus is a part; and

•

on a pro forma, as adjusted basis, to give effect to the issuance and sale by us of 3,736,999 shares of our Class A common stock in this offering and the concurrent private placement, and our receipt of the net proceeds from the sale of such shares at the initial public offering price of $20.00 per share and after deducting underwriting discounts and commissions and estimated expenses payable in connection with this offering.

	At March 31, 2011
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, unaudited)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$15,554	$15,554	$82,047
Property and equipment, net	4,994	4,994	4,994
Working capital	10,332	10,332	76,825
Total assets	28,625	28,625	95,118
Convertible preferred stock	4	—	—
Common stock	1	2	3
Total shareholders’ equity	18,680	18,680	85,173

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because it is a key metric used by our management and board of directors to measure operating performance and trends and to prepare and approve our annual budget. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to net loss for each of the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss	$(21,217)	$(12,855)	$(6,774)	$(2,806)	$(826)
Income tax expense (benefit)	—	—	—	—	—
Other income	(687)	(111)	(63)	(17)	(39)
Depreciation and amortization expense	8,147	6,407	5,262	1,228	1,526
Share-based compensation expense	1,521	1,651	1,715	412	390

Adjusted EBITDA (unaudited)	$(12,236)	$(4,908)	$140	$(1,183)	$1,051

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our Class A common stock. Any of these risks could harm our business, results of operations, and financial condition and our prospects. In addition, the trading price of our Class A common stock could decline and you may lose some or all of your investment. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We have incurred significant operating losses in the past and we may not be able to generate sufficient revenue to be profitable over the long term.

Since our inception in December 2004, we have incurred significant net operating losses and, as of March 31, 2011, we had an accumulated deficit of $79.5 million. Although we have experienced significant revenue growth, we expect that our revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. At the same time, we also expect our costs to increase in future periods as we continue to expend substantial financial resources to develop and expand our business, including on:

•	product development;

•	sales and marketing;

•	our technology infrastructure;

•	strategic opportunities, including commercial relationships and acquisitions; and

•	general administration, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business and to manage our expenses, we may continue to incur significant losses in the future and not be able to achieve or maintain profitability.

If real estate and mortgage professionals or other advertisers reduce or end their advertising spending with us and we are unable to attract new advertisers, our business would be harmed.

Our current financial model depends on advertising revenues generated almost entirely through sales to real estate agents and brokerages, mortgage lenders and advertisers in categories relevant to real estate. Our ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:

•	increasing the number of consumers of our products and services;

•	competing effectively for advertising dollars with other online media companies;

•	continuing to develop our advertising products and services;

•	keeping pace with changes in technology and with our competitors; and

•	offering an attractive return on investment to our advertisers for their advertising spending with us.

While real estate agents participating in our subscription-based Premier Agent program generally commit to contract terms of six or 12 months, we do not have long-term contracts with most of our other advertisers. Those advertisers could choose to modify or discontinue their relationships with us with little or no advance notice. In addition, as existing subscriptions for our Premier Agent program expire, we may not be successful in renewing these subscriptions, securing new subscriptions or increasing the amount of revenue we earn for a given subscription over time. We may not succeed in capturing a greater share of our advertisers’ spending if we are unable to convince advertisers of the effectiveness or superiority of our products as compared to alternatives, including traditional offline advertising media such as television and newspapers. If current advertisers reduce or end their advertising spending with us and we are unable to attract new advertisers, our advertising revenues and business, results of operations and financial condition would be harmed. In addition, if we do not realize the benefits we expect from our relationship with Yahoo! Real Estate and other strategic relationships we may enter into, including for example, the generation of additional advertising revenue opportunities, our business could be harmed.

If we do not innovate and provide products and services that are attractive to our users and to our advertisers, our business could be harmed.

Our success depends on our continued innovation to provide products and services that make our website and mobile applications useful for consumers and real estate and mortgage professionals and attractive to our advertisers. As a result, we must continually invest significant resources in research and development in order to improve the attractiveness and comprehensiveness of our products and services and effectively incorporate new Internet and mobile technologies into them. If we are unable to provide products and services that users, including real estate professionals, want to use, then users may become dissatisfied and use competitors’ websites and mobile applications. If we are unable to continue offering innovative products and services, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which could harm our business, results of operations and financial condition.

We may be unable to increase awareness of the Zillow brand cost-effectively, which could harm our business.

We rely heavily on the Zillow brand, which we believe is a key asset of our company. Awareness and perceived quality and differentiation of the Zillow brand are important aspects of our efforts to attract and expand the number of consumers who use our website and mobile applications. Should the competition for awareness and brand preference increase among online real estate information providers, we may not be able to successfully maintain or enhance the strength of our brand. If in the future we choose to engage in a paid advertising campaign to further promote the Zillow brand, such efforts may not be successful. If we are unable to maintain or enhance user and advertiser awareness of our brand cost-effectively, our business, results of operations and financial condition could be harmed.

We are dependent on the real estate industry, and changes to that industry, or declines in the real estate market or increases in mortgage interest rates, could reduce the demand for our products and services.

Our financial prospects are significantly dependent on real estate shoppers using our services. Real estate shopping patterns depend on the overall health of the real estate market, which has been in decline since 2007. Changes to the regulation of the real estate industry, including mortgage lending, may negatively impact the prevalence of home ownership. Changes to the real estate industry, declines in the real estate market or increases in mortgage interest rates could reduce demand for our services. Real estate markets also may be negatively impacted by a significant natural disaster, such as earthquake, fire, flood or other disruption.

We may be unable to maintain or establish relationships with real estate brokerages, real estate listing aggregators, multiple listing services, apartment management companies, home builders and other third-party listing providers, which could limit the information we are able to provide to our users.

Our ability to attract users to our website and mobile applications depends to some degree on providing a robust number of for sale and rental listings. To provide these listings, we maintain relationships with real estate brokerages, real estate listing aggregators, multiple listing services, apartment management companies, home builders, other third-party listing providers, and homeowners and their real estate agents to include listing data in our services. Many of our agreements with real estate listing providers are short-term agreements that may be terminated with limited notice. The loss of some of our existing relationships with listing providers, whether due to termination of agreements or otherwise, or an inability to continue to add new listing providers, may cause our listing data to omit information important to users of our products and services. This could reduce user confidence in the sale and rental data we provide and make us less popular with consumers, which could harm our business, results of operations and financial condition.

We may be unable to maintain or establish relationships with data providers, which could limit the information we are able to provide to our users and impair our ability to attract or retain users.

We obtain real estate data, such as sale transactions, property descriptions, tax-assessed value and property taxes paid, under licenses from third-party data providers. We use this data to enable the development, maintenance and improvement of our information services, including Zestimates and Rent Zestimates and our living database of homes. We have invested significant time and resources to develop proprietary algorithms, valuation models, software and practices to use and improve upon this specific data. We may be unable to renew our licenses with these data providers, or we may be able to do so only on terms that are less favorable to us, which could harm our ability to continue to develop, maintain and improve these information services and could harm our business, results of operations and financial condition.

We may in the future be subject to disputes regarding the accuracy of our Zestimates and Rent Zestimates.

We provide our users with Zestimate and Rent Zestimate home and rental valuations. A Zestimate is our estimated current market value of a home based on proprietary automated valuation models that apply advanced algorithms to analyze our data; it is not an appraisal. A Rent Zestimate is our estimated current monthly rental price of a home, using similar automated valuation models that we have designed to address the unique attributes of rental homes. Revisions to our automated valuation models, or the algorithms that underlie them, may cause certain Zestimates or Rent Zestimates to vary from our expectations for those Zestimates or Rent Zestimates. In addition, from time to time, users disagree with our Zestimates and Rent Zestimates. Any such variation in Zestimates or Rent Zestimates or disagreements could result in distraction from our business or potentially harm our reputation and could result in legal disputes.

We face competition to attract consumers to our website and mobile applications, which could impair our ability to continue to grow the number of users who use our website and mobile applications, which would harm our business, results of operations and financial condition.

Our success depends on our ability to continue to attract additional consumers to our website and mobile applications. Our existing and potential competitors include companies that operate, or could develop, national and local real estate and mortgage websites. These companies could devote greater technical and other resources than we have available, have a more accelerated time frame for deployment and leverage their existing user bases and proprietary technologies to provide products and services that consumers might view as superior to our offerings. Any of our future or existing competitors may introduce different solutions that attract consumers or provide solutions similar to our own but with better branding or marketing resources. If we are unable to continue to grow the number of consumers who use our website and mobile applications, our business, results of operations and financial condition would be harmed.

We may be unable to compete successfully against our existing or future competitors in attracting advertisers, which could harm our business, results of operations and financial condition.

We compete to attract advertisers with media sites, including websites dedicated to providing real estate and mortgage information and services to real estate professionals and consumers, and major Internet portals, general search engines and social media sites, as well as other online companies. We also compete for a share of advertisers’ overall marketing budgets with traditional media such as television, magazines, newspapers and home/apartment guide publications, particularly with respect to advertising dollars spent at the local level by real estate professionals to advertise their qualifications and listings. Large companies with significant brand recognition have large numbers of direct sales personnel and substantial proprietary advertising inventory and web traffic, which may provide a competitive advantage. To compete successfully for advertisers against future and existing competitors, we must continue to invest resources in developing our advertising platform and proving the effectiveness and relevance of our advertising products and services. Pressure from competitors seeking to acquire a greater share of our advertisers’ overall marketing budget could adversely affect our pricing and margins, lower our revenue, and increase our research and development and marketing expenses. If we are unable to compete successfully against our existing or future competitors, our business, financial condition or results of operations would be harmed.

Our dedication to making decisions based primarily on the best interests of consumers may cause us to forgo short-term gains.

Our guiding principle is to build our business by making decisions based primarily upon the best interests of consumers, which we believe has been essential to our success in increasing our user growth rate and engagement and has served the long-term interests of our company and our shareholders. In the past, we have forgone, and we will in the future forgo, certain expansion or short-term revenue opportunities that we do not believe are in the best interests of consumers, even if such decisions negatively impact our results of operations in the short term. In addition, our philosophy of putting consumers first may negatively impact our relationships with our existing or prospective advertisers. This could result in a loss of advertisers which could harm our revenue and results of operations. For example, we believe that some real estate agents have chosen not to purchase our Premier Agent subscriptions because we display a Zestimate on their for sale listings. However, we believe it is valuable to consumers to have access to a valuation starting point on all homes and so we display a Zestimate on every home in our database for which we have sufficient data to produce the Zestimate. Similarly, we gather and make available to our consumers reviews on real estate and mortgage professionals, even if those reviews are unfavorable. Although real estate and mortgage professionals who receive unfavorable reviews may be less likely to purchase our advertising products and services, we continue to post favorable and unfavorable reviews because we believe the reviews are useful to consumers in finding the right professional. Our principle of making decisions based primarily upon the best interests of consumers may not result in the long-term benefits that we expect, in which case our user traffic and engagement, business and results of operations could be harmed.

If we fail to manage our growth effectively, our brand, results of operations and business could be harmed.

We have experienced rapid growth in our headcount and operations, which places substantial demand on management and our operational infrastructure. Most of our employees have been with us for fewer than two years. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of our company culture. In particular, we intend to pursue strategic opportunities and make substantial investments in our technology and development and sales and marketing organizations. If we do not manage the growth of our business and operations effectively, the quality of our services and efficiency of our operations could suffer, which could harm our brand, results of operations and overall business.

If use of the Internet and mobile technology, particularly with respect to online real estate products and services, does not continue to increase as rapidly as we anticipate, our business could be harmed.

Our future success is substantially dependent on the continued use of the Internet and mobile technology as effective media of business and communication by our consumers. Internet and mobile technology use may not continue to develop at historical rates, and consumers may not continue to use the Internet or mobile technology as media for information exchange. Further, these media may not be accepted as viable long-term outlets for information for a number of reasons, including actual or perceived lack of security of information and possible disruptions of service or connectivity. If consumers begin to access real estate information through other media and we fail to innovate, our business may be negatively impacted.

We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our management and our highly skilled team of employees, including our software engineers, statisticians, marketing professionals and advertising sales staff. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The loss of any of our senior management or key employees could materially adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. We do not maintain any key person life insurance policies. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be harmed.

Any significant disruption in service on our website or in our network could damage our reputation and result in a loss of users of our products and services and of advertisers, which could harm our business, results of operations and financial condition.

Our brand, reputation and ability to attract users and advertisers depend on the reliable performance of our network infrastructure and content delivery processes. We have experienced minor interruptions in these systems in the past, including server failures that temporarily slowed the performance of our website and mobile applications, and we may experience interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our products and services on our website and mobile applications and prevent or inhibit the ability of users to access our services. Problems with the reliability or security of our systems could harm our reputation, result in a loss of users of our products and services and of advertisers and result in additional costs, any of which could harm our business, results of operations and financial condition.

Substantially all of the communications, network and computer hardware used to operate our website are located at facilities in the area. We do not own or control the operation of these facilities. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.

A failure of our systems at one site could result in reduced functionality for our users, and a total failure of our systems could cause our website or mobile applications to be inaccessible. Problems faced by our third-party web hosting providers with the telecommunications network providers with which they contract or with the systems by which they allocate capacity among their customers, including us, could adversely affect the experience of our users. Our third-party web hosting providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy reorganization, faced by our third-party web hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party web hosting providers are unable to keep up with our growing needs for capacity, this could harm our business.

We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our service as a result of system failures. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and harm our business, results of operations and financial condition.

We may make acquisitions and investments, which could result in operating difficulties, dilution and other harmful consequences.

We expect to evaluate a wide array of potential strategic opportunities. For example, in March 2011, we acquired the operating assets of a real estate agent and rental property manager marketing service. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology could create unforeseen operating difficulties and expenditures. The areas where we face risks include:

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	coordination of product, engineering and sales and marketing functions;

•	retention of employees from the acquired company;

•	liability for activities of the acquired company before the acquisition;

•	litigation or other claims arising in connection with the acquired company; and

•

in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

We are subject to a variety of federal and state laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of federal and state laws that are continuously evolving and developing, including laws regarding the real estate and mortgage industries, Internet-based businesses and businesses that rely on advertising. These laws can be costly to comply with, can require significant management time and effort, and can subject us to claims or other remedies. These laws may conflict with each other and if we comply with the laws of one jurisdiction, we may find that we are violating laws of another jurisdiction. Additionally, our ability to provide a specific target audience to advertisers is a significant competitive advantage. Any legislation reducing this ability would have a negative impact on our business and results of operations.

If we are unable to comply with these laws or regulations, if we become liable under these laws or regulations or if unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies are implemented, we could be directly harmed and forced to implement new measures to reduce our exposure to this liability and it could cause the development of product or service offerings in affected markets to become impractical. This may require us to expend substantial resources or to discontinue certain products or services, limit our ability to expand our product and services offerings or expand into new markets or otherwise harm our business, results of operations and financial condition. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and results of operations.

We assist with the processing of customer credit card transactions which results in us receiving personally identifiable information. This information is increasingly subject to legislation and regulation in the United States. This legislation and regulation is generally intended to protect the privacy and security of personal information, including credit card information, that is collected, processed and transmitted. We could be adversely affected if government regulations require us to significantly change our business practices with respect to this type of information.

We may be unable to continue to use the domain names that we use in our business, or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks.

We have registered domain names for our website that we use in our business, such as Zillow.com. If we lose the ability to use a domain name, we may incur significant expenses to market our products and services under a new domain name, which could harm our business. In addition, our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names and determining the rights of others may require litigation, which could result in substantial costs and diversion of management’s attention.

We may be unable to adequately protect our intellectual property, which could harm the value of our brand and our business.

We regard our intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade secret protection and contracts to protect our proprietary rights. If we are not successful in protecting our intellectual property, the value of our brand and our business, results of operations and financial condition could be harmed.

While we believe that our issued patents and pending patent applications help to protect our business, there can be no assurance that our operations do not, or will not, infringe valid, enforceable patents of third parties or that competitors will not devise new methods of competing with us that are not covered by our patents or patent applications. There also can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, that such patents will not be challenged by third parties or found to be invalid or unenforceable or that our patents will be effective in preventing third parties from utilizing a “copycat” business model to offer the same products or services. Moreover, we rely on intellectual property and technology developed or licensed by third parties, and we may not be able to obtain licenses and technologies from these third parties on reasonable terms or at all.

Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services may be provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect intellectual property and our proprietary technology adequately against unauthorized third-party copying or use, which could harm our competitive position. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. To the extent third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events could harm our business, results of operations or financial condition.

Intellectual property disputes are costly to defend and could harm our business, results of operations, financial condition and reputation.

From time to time, we face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties. We are currently subject to patent infringement claims. These claims allege, among other things, that aspects of our technology infringe upon the plaintiffs’ patents. If we are not successful in defending ourselves against these claims, we may be required to pay damages and may be subject to injunctions, each of which could harm our business, results of operations, financial condition and reputation. We may be subject to future claims or allegations relating to our intellectual property rights. As we grow our business and expand our operations we expect that we will continue to be subject to intellectual property claims and allegations. Patent and other intellectual property disputes or litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain products, services or features, purchase licenses which may be expensive to procure or modify our products or services. In addition, patent or other intellectual property disputes or litigation may result in significant settlement costs. Any of these events could harm our business, results of operations, financial condition and reputation.

In addition, we use open source software in our services and will continue to use open source software in the future. From time to time, we may be subject to claims brought against companies that incorporate open source software into their products or services, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to changing our products or services, any of which would have a negative effect on our business and results of operations.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could harm our business, results of operations, financial condition and reputation.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our technologies and processes, we rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations, reputation and competitive position.

We may be unable to halt the operations of websites that aggregate or misappropriate our data.

From time to time, third parties have misappropriated our data through website scraping, robots or other means and aggregated this data on their websites with data from other companies. In addition, copycat websites have misappropriated data on our network and attempted to imitate our brand or the functionality of our website. When we have become aware of such websites, we have employed technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may not be adequate to protect us against the impact of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

If our security measures are compromised, consumers may curtail use of our products and services and advertisers may reduce their advertising on our website.

Our products and services involve the storage and transmission of users’ information, some of which may be private, and security breaches could expose us to a risk of loss or exposure of this information, which could result in potential liability and litigation. For example, a hacker could steal a user’s profile password and manipulate information about that user’s home or post to a forum while posing as that user. Like all websites, our website is vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays, or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personal or other confidential information. If we experience compromises to our security that result in website performance or availability problems, the complete shutdown of our website, or mobile applications, or the loss or unauthorized disclosure of confidential information, our users and advertisers may lose trust and confidence in us, and users may decrease the use of our website or stop using our website in its entirety, and advertisers may decrease or stop advertising on our website. Further, outside parties may attempt to fraudulently induce employees, users or advertisers to disclose sensitive information in order to gain access to our information or our users’ or advertisers’ information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new users and increase engagement by existing users, cause existing users to curtail or stop use of our products or services or close their accounts, cause existing advertisers to cancel their contracts, or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby harming our business, results of operations and financial condition.

We are subject to a number of risks related to credit card and debit card payments we accept.

We accept payments through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge or suffer an increase in our operating expenses, either of which could harm our business, financial condition and results of operations.

We depend on processing vendors to complete credit and debit card transactions. If we or our processing vendors fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit cards on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. We are required to comply with payment card industry security standards. Failing to comply with those standards may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors. Any failure to comply fully also may subject us to fines, penalties, damages and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, card holders and transactions.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition.

If we are unable to maintain our chargeback rate or refund rates at acceptable levels, our processing vendors may increase our transaction fees or terminate their relationships with us. Any increases in our credit and debit card fees could harm our results of operations, particularly if we elect not to raise our rates for our service to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

We have pledged substantially all of our assets to secure indebtedness.

In March 2011, we entered into an agreement with a financial institution to establish a $4.0 million line of credit to be used for general business purposes. Indebtedness we incur under this agreement is secured by substantially all our assets other than our intellectual property. If we default on our obligations under this agreement, the financial institution may foreclose on our assets, which would materially and adversely impact our business. On March 22, 2011, we executed a standby letter of credit of $1.5 million in connection with the lease of our new Seattle offices and reserved this amount against the line of credit, which subsequently reduced the available line to $2.5 million. As of March 31, 2011, there were no other amounts outstanding under the line of credit.

We expect our results of operations to fluctuate on a quarterly and annual basis.

Our revenue and results of operations could vary significantly from period to period and may fail to match expectations as a result of a variety of factors, some of which are outside our control. The other risk factors discussed in this “Risk Factors” section may contribute to the variability of our quarterly and annual results. In addition, our results may fluctuate as a result of fluctuations in the quantity of, and the price at which we are able to sell, our remnant advertising and the size and seasonal variability of our advertisers’ marketing budgets. As a result of the potential variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied upon as an indication of future performance. In addition, our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price.

Risks Related to Ownership of Our Class A Common Stock and this Offering

Our securities have no prior market and an active trading market may not develop, which may cause our Class A common stock to trade at a discount from the initial public offering price.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock was determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock after this offering. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market, or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may cause our Class A common stock to trade at a price lower than the initial public offering price and it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you.

The dual class structure of our common stock as contained in our charter documents has the effect of concentrating voting control with our founders, and limits your ability to influence corporate matters.

Since Zillow’s inception, our capital structure has had authorized Class B common stock and authorized Class A common stock. Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this offering and the concurrent private placement, has one vote per share. All shares of Class B common stock have been and are held by our founders, Richard Barton and Lloyd Frink.

Mr. Barton will have voting control over approximately 19.7%, and Mr. Frink will have voting control over approximately 15.8%, of the aggregate number of shares of our outstanding Class A common stock and Class B common stock following this offering and the concurrent private placement. Mr. Barton’s holdings and Mr. Frink’s holdings will represent approximately 46.8% and 37.8%, respectively, of the voting power of our outstanding capital stock following this offering and the concurrent private placement. Therefore, for the foreseeable future, Mr. Barton and Mr. Frink will have significant control over our management and affairs and will be able to control all matters requiring shareholder approval, including the election or removal (with or without cause) of directors and approval of any significant corporate transaction, such as a merger or other sale of us or our assets. This concentrated control could delay, defer or prevent a change of control, merger, consolidation, takeover or other business combination involving us that you, as a shareholder, may otherwise support. This concentrated control could also discourage a potential investor from acquiring our Class A common stock due to the limited voting power of such stock relative to the Class B common stock and might harm the market price of our Class A common stock.

Our stock price may be volatile, and you may be unable to sell your shares at or above the offering price.

The initial public offering price for the shares of our Class A common stock was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our Class A common stock could be subject to wide fluctuations in response to many of the risk factors discussed in this prospectus, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and results of operations;

•	changes in projected operational and financial results;

•	addition or loss of significant customers;

•	actual or anticipated changes in our growth rate relative to that of our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	announcements of technological innovations or new offerings by us or our competitors;

•	additions or departures of key personnel;

•	changes in laws or regulations applicable to our services;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	issuance of new or updated research or reports by securities analysts;

•	sales of our Class A common stock by us or our shareholders;

•	stock price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration or waiver of contractual lock-up provisions; and

•	general economic and market conditions.

Furthermore, the stock markets in recent years have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of the equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could harm our business, results of operations or financial condition.

Future sales of our Class A common stock in the public market could cause our stock price to decline.

Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that such sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering and the concurrent private placement, based on our shares outstanding as of March 31, 2011, and after giving effect to the conversion of all outstanding shares of our convertible preferred stock and Class C common stock into shares of Class A common stock, we will have 17,381,749 shares of Class A common stock outstanding and 9,528,313 shares of Class B common stock outstanding, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares and no exercise of outstanding options.

Of the outstanding shares, all of the shares of Class A common stock sold in this offering will be freely tradable, except that (1) any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, will be subject to the volume limitations and certain other restrictions of Rule 144 and (2) any shares purchased through the directed share program will be subject to a 180-day lock-up. The shares to be sold in the concurrent private placement are subject to the holding period requirements of Rule 144 and are, therefore, subject to a minimum six-month holding requirement before such shares can be sold in a non-registered transaction. The remaining 13,644,750 shares of Class A common stock outstanding after this offering and the concurrent private placement (based on our shares outstanding as of March 31, 2011) and the 274,999 shares sold in the concurrent private placement will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions and subject to certain earlier releases if certain conditions are met. For further information, see “Shares Eligible for Future Sale.” In addition, Citi may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. After this offering and the concurrent private placement, the holders of 10,898,398 shares of Class A common stock and 9,528,313 shares of Class B common stock, or 75.9% of our total outstanding Class A common stock (calculated on an as-if-converted basis), based on shares outstanding as of March 31, 2011, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to an investors’ rights agreement. If the holders of our Class A common stock and Class B common stock entitled to registration rights elect to exercise such rights and sell a large number of shares, they could adversely affect the market price of our Class A common stock. If we file a registration statement for the purposes of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 6.9 million shares of our Class A common stock for issuance under our Amended and Restated 2005 Equity Incentive Plan and 2011 Incentive Plan. Once we register these shares, they can be freely sold in the public market when the options underlying the shares are exercised and the shares of Class A common stock are issued, subject to the lock-up period and other restrictions provided under the terms of the applicable plan, option agreements or lock-up agreements entered into with the option holders.

Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding Class A and Class B common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our Class A and Class B common stock immediately following this offering and the concurrent private placement based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering at the initial public offering price of $20.00 per share, you will experience immediate dilution of $16.93 per share, the difference between the price per share you pay for our Class A common stock and our pro forma net tangible book value per share as of March 31, 2011, after giving effect to the issuance of 3,736,999 shares of our Class A common stock in this offering and the concurrent private placement. Furthermore, investors purchasing shares of our Class A common stock in this offering will only own approximately 12.9% of our outstanding shares of Class A and Class B common stock (and have 3.1% of the combined voting power of the outstanding shares of our Class A and Class B common stock), after the offering even though their aggregate investment will represent 42.4% of the total consideration received by us in connection with all initial sales of 26,910,062 shares of our capital stock outstanding as of March 31, 2011, after giving effect to the issuance of shares of our Class A common stock in this offering and the concurrent private placement. To the extent outstanding options to purchase our Class A common stock are exercised, investors purchasing our Class A common stock in this offering will experience further dilution.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about our company. We do not currently have and may never obtain research coverage by securities and industry analysts. If few or no securities or industry analysts cover our company, the market price of our Class A common stock could be negatively impacted. If securities or industry analysts cover us and if one or more of such analysts downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts covering us fail to publish reports on us regularly, demand for our Class A common stock could decline, which could cause our stock price and trading volume to decline.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission, or the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could harm our business, results of operations and financial condition.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These requirements could strain our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Exchange Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join us and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns and could make it difficult to manage our business, which could harm our business, results of operations, financial condition and cash flows. In addition, if we find any material weakness in our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the market price of our Class A common stock to decline.

Anti-takeover provisions in our charter documents and under Washington law could make an acquisition of us more difficult, limit attempts by shareholders to replace or remove our management and affect the market price of our Class A common stock.

Provisions in our articles of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated articles of incorporation or amended and restated bylaws will include provisions, some of which will become effective only after the date, which we refer to as the threshold date, on which the Class B common stock controlled by our founders represents less than 7% of the aggregate number of shares of the outstanding Class A common stock and Class B common stock, that:

•

set forth the dual class structure of our common stock, which concentrates voting control of matters submitted to a vote of our shareholders with the holders of our Class B common stock, which is held by our founders;

•

authorize our board of directors to issue, without further action by our shareholders, up to 30,000,000 shares of undesignated preferred stock, subject, prior to the threshold date, to the approval rights of our holders of Class B common stock as described in “Description of Capital Stock—Preferred Stock”;

•	establish that our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that, after the threshold date, our directors may be removed only for cause;

•	provide that, after the threshold date, vacancies on our board of directors may be filled only by the affirmative vote of a majority of directors then in office or by the sole remaining director;

•	provide that only our board of directors may change the size of our board of directors;

•

specify that special meetings of our shareholders can be called only by the chair of our board of directors, our board of directors, our chief executive officer, our president or, prior to the threshold date, holders of at least 25% of the combined voting power of our outstanding Class A common stock and Class B common stock;

•	establish an advance notice procedure for shareholder proposals to be brought before a meeting of shareholders, including proposed nominations of persons for election to our board of directors;

•

require the approval of our board of directors or the holders of two-thirds of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single group, to amend or repeal our bylaws; and

•

require the approval of two-thirds of the outstanding voting power of our Class A common stock and Class B common stock, voting together as a single group, to amend certain provisions of our articles of incorporation.

Prior to the threshold date, our directors can be removed with or without cause by holders of our Class A common stock and Class B common stock, voting together as a single group, and vacancies on the board of directors may be filled by such shareholders, voting together as a single group. Given the dual class structure of our common stock, our founders, Richard Barton and Lloyd Frink, who hold our Class B common stock, will have the ability for the foreseeable future to control these shareholder actions. See the risk factor above titled “The dual class structure of our common stock as contained in our charter documents has the effect of concentrating voting control with our founders and limits your ability to influence corporate matters” and the discussion in this prospectus under “Description of Capital Stock.”

The provisions described above, after the threshold date, may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing our management. In addition, because we are incorporated in the State of Washington, we are governed by the provisions of Chapter 23B.19 of the Washington Business Corporation Act, which prohibits certain business combinations between us and certain significant shareholders unless specified conditions are met. These provisions may also have the effect of delaying or preventing a change of control of our company, even if this change of control would benefit our shareholders. See “Description of Capital Stock.”

Our management will have broad discretion over the use of the net proceeds we receive in this offering and the proceeds we receive in the concurrent private placement, and might not apply the proceeds in ways that increase the value of your investment.

Our management will have considerable discretion in applying the net proceeds we receive in this offering and the proceeds we receive in the concurrent private placement. We currently intend to use these proceeds primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. If appropriate opportunities arise, we may use a portion of these proceeds to acquire or invest in technologies, solutions or businesses that complement our business. We have not allocated these proceeds for any specific purposes. Until these proceeds are used, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply these proceeds in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and generally may be identified by terms such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements may include, but are not limited to, statements concerning the following:

•	our future financial performance, including our revenue, cost of revenue, operating expenses and ability to achieve and maintain profitability;

•	our ability to attract and retain consumers of our products and services;

•	our ability to attract and retain advertisers;

•	our ability to innovate and keep pace with changes in technology;

•	the success of our marketing efforts;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	the effects of increased competition in our market;

•	our ability to effectively manage our growth and successfully enter new markets;

•	the viability of Internet and mobile media and the market for Internet and mobile advertising;

•	our ability to successfully manage any future acquisitions of business, solutions or technology; and

•	the attraction and retention of qualified employees and key personnel.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements, and we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe the data from third-party sources are reliable, we have not independently verified this information. While we believe the market-position, market-opportunity and market-size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the Class A common stock in this offering and the proceeds from the concurrent private placement will be approximately $66.5 million based on the initial public offering price of $20.00 per share and after deducting underwriting discounts and commissions and estimated expenses payable in connection with this offering.

The principal purposes of this offering and the concurrent private placement are to increase our financial flexibility, increase our visibility in the marketplace and, with respect to this offering, create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for these proceeds or the amounts that we plan to use for any particular purpose. Accordingly, our management team will have broad discretion in using these proceeds. However, we currently expect to use these proceeds primarily for general corporate purposes, which may include working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. Pending the use of these proceeds, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.

DIVIDEND POLICY

We have never declared or paid a cash dividend on our capital stock and we intend to retain all available funds and any future earnings to fund the development and growth of our business. We therefore do not anticipate paying any cash dividends on our Class A common stock or Class B common stock in the foreseeable future. Any future determinations to pay dividends on our Class A common stock or Class B common stock would depend on our results of operations, our financial condition and liquidity requirements, restrictions that may be imposed by applicable law or our contracts, and any other factors that our board of directors may consider relevant. Pursuant to the current terms of our loan and security agreement with a financial institution, we cannot pay dividends unless specified financial covenants are satisfied.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term investments and capitalization as of March 31, 2011:

•	on an actual basis;

•

on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 9,276,190 shares of our Class A common stock and the automatic conversion of all outstanding shares of our Class C common stock into an aggregate of 2,305,980 shares of our Class A common stock, both of which occurred upon the effectiveness of the registration statement of which this prospectus is a part; and

•

on a pro forma, as adjusted basis to give effect to the issuance and sale by us of 3,736,999 shares of our Class A common stock in this offering and the concurrent private placement, and our receipt of the net proceeds from the sale of such shares at the initial public offering price of $20.00 per share and after deducting underwriting discounts and commissions and estimated expenses payable in connection with this offering.

You should read this table in conjunction with the sections entitled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2011
	Actual	Pro Forma	Pro Forma, as Adjusted
	(in thousands, except share and par value data, unaudited)
Cash and cash equivalents and short-term investments	$15,554	$15,554	$82,047

Shareholders’ equity:
Convertible preferred stock, $0.0001 par value: 70,000,000 shares authorized, 31,353,797 shares issued and outstanding, actual (unaudited); no shares authorized issued or outstanding, pro forma and pro forma, as adjusted (unaudited)	4	—	—
Preferred Stock, $0.0001 par value: no shares authorized, issued and outstanding, actual (unaudited); 30,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma, as adjusted (unaudited)	—	—	—
Class A common stock, $0.0001 par value: 200,000,000 shares authorized, 2,062,580 shares issued and outstanding, actual (unaudited); 600,000,000 shares authorized, 13,644,750 shares issued and outstanding, pro forma (unaudited); 600,000,000 shares authorized, 17,381,749 shares issued and outstanding, pro forma, as adjusted (unaudited)	—	1	2
Class B common stock, $0.0001 par value: 35,000,000 shares authorized, 9,528,313 shares issued and outstanding, actual (unaudited); 15,000,000 shares authorized, 9,528,313 shares issued and outstanding, pro forma and pro forma, as adjusted (unaudited)	1	1	1
Class C common stock, $0.0001 par value: 50,000,000 shares authorized, 2,305,980 shares issued and outstanding, actual (unaudited); no shares authorized, no shares issued or outstanding, pro forma and pro forma, as adjusted (unaudited)	—	—	—
Additional paid-in capital	98,210	98,213	164,705
Accumulated deficit	(79,535)	(79,535)	(79,535)

Total shareholders’ equity	18,680	18,680	85,173

Total capitalization	$34,234	$34,234	$167,220

The number of shares in the table above excludes:

•

1,300,000 shares of our Class A common stock reserved for future issuance under our 2011 Incentive Plan, which will become effective in connection with this offering, as more fully described in “Executive Compensation — Employee Benefit Plans”;

•

5,477,032 shares of our Class A common stock issuable upon the exercise of options outstanding as of March 31, 2011, to purchase shares of our Class A common stock at a weighted average exercise price of $4.27 per share; and

•

186,631 shares of our Class A common stock issuable upon the exercise of outstanding options granted after March 31, 2011, to purchase shares of our Class A common stock at an exercise price of $6.33 per share.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our common stock after this offering and the concurrent private placement.

Our pro forma net tangible book value as of March 31, 2011, was $16.0 million or $0.69 per share of Class A common stock and Class B common stock. Pro forma net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets, including goodwill) less total liabilities, divided by the number of shares of Class A common stock and Class B common stock outstanding as of March 31, 2011, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 9,276,190 shares of our Class A common stock and the automatic conversion of all outstanding shares of our Class C common stock into an aggregate of 2,305,980 shares of our Class A common stock, both of which occurred upon the effectiveness of the registration statement of which this prospectus is a part.

After giving effect to the issuance and sale by us of 3,736,999 shares of our Class A common stock in this offering and the concurrent private placement at the initial public offering price of $20.00 per share, and after deducting the underwriting discounts and commissions and our estimated offering expenses payable in connection with this offering, our pro forma, as adjusted, net tangible book value immediately after this offering and the concurrent private placement would have been $82.5 million, or $3.07 per share. This amount represents an immediate increase in net tangible book value of $2.38 per share to our existing shareholders and an immediate dilution of $16.93 per share to our new investors and concurrent private placement investors purchasing shares of Class A common stock.

The following table illustrates this dilution on a per share basis:

Initial public offering price		$20.00
Pro forma net tangible book value per share as of March 31, 2011	$0.69
Increase per share attributable to new investors and concurrent private placement investors	2.38

Pro forma, as adjusted, net tangible book value per share immediately after this offering and the concurrent private placement		3.07

Dilution in pro forma net tangible book value per share to new investors and concurrent private placement investors		$16.93

The following table sets forth as of March 31, 2011, on a pro forma, as adjusted, basis as described above, the differences between the number of Class A common stock purchased from us, the total consideration paid to us and the average price per share that existing shareholders (including Class B common shareholders) new investors and the concurrent private placement investors paid. The table gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of Class A common stock and the automatic conversion of all outstanding shares of our Class C common stock into shares of our Class A common stock. The calculation below is based on the initial public offering price of $20.00 per share and before deducting any underwriting discounts and commissions and estimated offering expenses payable in connection with this offering:

	Total Shares		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing shareholders	23,173,063	86.1%	$88,715,000	54.3%	$3.83

New investors	3,462,000	12.9%	69,240,000	42.4%	20.00

Concurrent private placement investors	274,999	1.0%	5,500,000	3.3%	20.00

Total	26,910,062	100%	$163,455,000	100%	6.07

If the underwriters exercise their over-allotment option in full, the number of shares of Class A common stock held by the new investors purchasing shares in this offering will be increased to 3,981,300, or approximately 14.5% of the total number of shares of our Class A common stock and Class B common stock outstanding after this offering, and our existing shareholders and concurrent private placement investors will own 23,448,062 of Class A common stock and Class B common stock, or approximately 85.5% of the total number of shares of our Class A common stock and Class B common stock outstanding after this offering.

The tables and calculations above exclude:

•

1,300,000 shares of our Class A common stock reserved for future issuance under our 2011 Incentive Plan, which will be effective in connection with this offering, as more fully described in “Executive Compensation — Employee Benefit Plans”;

•

5,477,032 shares of our Class A common stock issuable upon the exercise of options outstanding as of March 31, 2011, to purchase shares of our Class A common stock at a weighted average exercise price of $4.27 per share; and

•

186,631 shares of our Class A common stock issuable upon the exercise of outstanding options granted after March 31, 2011, to purchase shares of our Class A common stock at an exercise price of $6.33 per share.

SELECTED FINANCIAL AND OTHER DATA

You should read the financial data set forth below in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period. We have derived the following statements of operations data for the years ended December 31, 2008, 2009 and 2010 and balance sheet data as of December 31, 2009 and 2010 from our audited financial statements included elsewhere in this prospectus. We have derived the following unaudited statements of operations data for the three months ended March 31, 2010 and 2011 and the unaudited balance sheet data as of March 31, 2011 from our unaudited financial statements that are included elsewhere in this prospectus. We have derived the following statements of operations data for the years ended December 31, 2006 and 2007 and balance sheet data as of December 31, 2006, 2007 and 2008 from our audited financial statements not included in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$4,289	$7,106	$10,593	$17,491	$30,467	$5,331	$11,260
Costs and expenses:
Cost of revenues (exclusive of amorization)(1)(2)	1,621	3,710	4,198	4,042	4,973	1,162	1,817
Sales and marketing(1)	4,676	6,118	7,481	9,654	14,996	3,117	5,484
Technology and development(1)	6,794	12,885	15,048	11,260	10,651	2,534	2,996
General and administrative(1)	5,148	6,179	5,770	5,501	6,684	1,341	1,828

Total costs and expenses	18,239	28,892	32,497	30,457	37,304	8,154	12,125

Loss from operations	(13,950)	(21,786)	(21,904)	(12,966)	(6,837)	(2,823)	(865)
Other income	1,361	1,496	687	111	63	17	39

Net loss	$(12,589)	$(20,290)	$(21,217)	$(12,855)	$(6,774)	$(2,806)	$(826)

Net loss per share attributable to common shareholders – basic and diluted	$(1.01)	$(1.62)	$(1.68)	$(1.02)	$(0.53)	$(0.22)	$(0.06)
Weighted-average shares outstanding – basic and diluted	12,489	12,553	12,593	12,613	12,770	12,640	13,347
Pro forma net loss per share attributable to common shareholders – basic and diluted (unaudited)(3)					$(0.31)		$(0.04)
Weighted-average shares outstanding used in calculating pro forma net loss per share attributable to common shareholders – basic and diluted (unaudited)(3)					22,046		22,623
Other Financial Data:
Adjusted EBITDA (unaudited)(4)	$(10,373)	$(13,766)	$(12,236)	$(4,908)	$140	$(1,183)	$1,051

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(in thousands)
(1) Includes share-based compensation as follows:
Cost of revenues	$56	$154	$157	$183	$210	$54	$41
Sales and marketing	143	247	408	408	445	104	107
Technology and development	190	306	412	394	389	95	86
General and administrative	136	473	544	666	671	159	156

Total	$525	$1,180	$1,521	$1,651	$1,715	$412	$390

(2) Amortization of website development costs and intangible assets included in technology and development is as follows	$1,703	$4,354	$5,465	$4,797	$4,184	$970	$1,223

(3)	Pro forma net loss per share attributable to common shareholders has been calculated assuming the automatic conversion of all outstanding shares of our convertible preferred stock into 9,276,190 shares of our Class A common stock and the automatic conversion of all outstanding shares of our Class C common stock into 2,305,980 shares of our Class A common stock, both of which occurred upon the effectiveness of the registration of which this prospectus is a part.

(4)	See “Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

	At December 31,					At March 31,
	2006	2007	2008	2009	2010	2011
						(unaudited)
			(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$30,734	$41,728	$24,270	$16,091	$13,777	$15,554
Property and equipment, net	9,236	9,253	6,249	4,409	4,929	4,994
Working capital	30,155	41,451	25,428	16,432	11,941	10,332
Total assets	42,905	54,406	34,482	24,608	24,013	28,625
Convertible preferred stock	3	4	4	4	4	4
Total shareholders’ equity	39,777	51,044	31,840	21,126	17,448	18,680

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because it is a key metric used by our management and board of directors to measure operating performance and trends and to prepare and approve our annual budget. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to net loss for each of the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss	$(12,589)	$(20,290)	$(21,217)	$(12,855)	$(6,774)	$(2,806)	$(826)
Income tax expense (benefit)	—	—	—	—	—	—	—
Other income	(1,361)	(1,496)	(687)	(111)	(63)	(17)	(39)
Depreciation and amortization expense	3,052	6,840	8,147	6,407	5,262	1,228	1,526
Share-based compensation expense	525	1,180	1,521	1,651	1,715	412	390

Adjusted EBITDA (unaudited)	$(10,373)	$(13,766)	$(12,236)	$(4,908)	$140	$(1,183)	$1,051

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and related notes to financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are the leading real estate information marketplace. We provide vital information about homes, real estate listings and mortgages through our website and mobile applications, enabling homeowners, buyers, sellers and renters to connect with real estate and mortgage professionals best suited to meet their needs. We are transforming the way consumers make home-related decisions.

Our living database of more than 100 million U.S. homes – homes for sale, homes for rent and homes not currently on the market – attracts an active and vibrant community of users. Individuals and businesses that use Zillow have updated information on more than 28 million homes and added more than 60 million home photos, creating exclusive home profiles available nowhere else. These profiles include rich detailed information about homes, including property facts, listing information and purchase and sale data. We provide this information to our users where, when and how they want it, both through our website and through our industry-leading mobile applications that enable consumers to access our information when they are curbside, viewing homes. Using industry-leading automated valuation models, we provide current home value estimates, or Zestimates, on nearly 100 million U.S. homes, and current rental price estimates, or Rent Zestimates, on nearly 100 million U.S. homes. Our products and services present residential real estate data in novel ways that have revolutionized the way consumers search for, find and understand home-related information and make real estate decisions.

We were incorporated in December 2004 and have continually introduced innovative products, achieving key product development and business milestones that have driven our revenue and traffic growth.

•	On February 8, 2006, we launched the initial version of our website, Zillow.com, providing Zestimates on approximately 40 million U.S. homes. Two days later, we attracted our one millionth visitor.

•

In November 2007, we announced our listings feed program, allowing real estate brokerages to directly feed their listings to our website. By June 2008, we were displaying 2.3 million for sale listings and have since grown our listings to provide extensive nationwide sale and rental listing information.

•

In April 2008, we launched Zillow Mortgage Marketplace. By February 2009, mortgage lenders had provided over one million marketplace loan quotes. We began to charge mortgage lenders for participation in Zillow Mortgage Marketplace in January 2010.

•	In October 2008, we launched our Premier Agent program. By the end of March 2011, we had more than 10,000 paying Premier Agent subscribers.

•	In April 2009, we released our first mobile application. We now operate the most popular mobile real estate applications across iPhone, iPad, Android and BlackBerry.

•	In December 2009, we began displaying rental listings and enhanced this experience with the introduction of Rent Zestimates in March 2011.

•

In December 2010, we began collecting and displaying consumer-generated real estate agent ratings and reviews. By June 9, 2011, consumers had submitted more than 50,000 agent reviews published by Zillow.

•

In February 2011, we launched a strategic relationship with Yahoo! Real Estate through which we provide real estate listings to Yahoo! Real Estate and have exclusive rights to sell real estate agent advertising and certain graphical advertisements for display throughout the Yahoo! Real Estate site.

We generate revenues from local real estate professionals, primarily on an individual subscription basis, and from mortgage professionals and brand advertisers. Our revenues include marketplace revenues, consisting of subscriptions sold to real estate agents and advertising sold on a cost per click, or CPC, basis to mortgage lenders, and display revenues consisting of advertising placements sold primarily on a cost per thousand impressions, or CPM, basis.

We have experienced significant revenue growth over the past three years. In 2008, 2009 and 2010 we focused on growing our marketplace revenues, which accounted for the majority of our revenue growth over that period. This growth in marketplace revenues helped us achieve an overall 70% compound annual growth rate from 2008 to 2010. The increase in marketplace revenues resulted from growth in our Premier Agent program and the commencement of charging mortgage lenders for participation in Zillow Mortgage Marketplace. Our Premier Agent program established a significant source of more predictable subscription-based revenue that complements our display revenues, and created a diversified revenue mix.

In 2008, 2009 and 2010, we generated revenues of $10.6 million, $17.5 million and $30.5 million, respectively, representing growth of 49%, 65% and 74%, respectively. We believe achieving these levels of revenue growth were primarily the result of significant growth in the following areas:

•

traffic to our website and mobile applications — indicated by the average number of monthly unique users for the three months ended December 31, 2008, 2009 and 2010, of 5.5 million, 7.6 million and 12.7 million, respectively, representing year-over-year growth of 48%, 38% and 66%, respectively;

•	marketplace revenues — due to the launch of our Premier Agent program in 2008 and the commencement of charging mortgage lenders for participation in Zillow Mortgage Marketplace in January 2010; and

•	display revenues — resulting from our traffic growth and the improved productivity of our sales force.

During the three months ended March 31, 2011, we generated revenue of $11.3 million, as compared to $5.3 million in the three months ended March 31, 2010, an increase of 111%. We believe this increase is primarily the result of an increase in our Premier Agent Subscribers from 3,438 at March 31, 2010 to 10,710 at March 31, 2011, as well as a significant growth in traffic to our website and mobile applications. There were approximately 17.3 million average monthly unique users for the three months ended March 31, 2011 compared to 9.3 million average monthly unique users for the three months ended March 31, 2010, representing year-over-year growth of 86%.

During the three months ended March 31, 2011, we began to recognize revenues related to our strategic relationship with Yahoo! Real Estate. Under this strategic relationship, we provide real estate listings to Yahoo! Real Estate and have exclusive rights to sell real estate agent advertising and certain graphical advertising for display on the Yahoo! Real Estate site. We anticipate this partnership will have a positive impact on our future results of operations, primarily due to an increase in marketplace revenues as we expect the partnership will continue to drive greater demand for our Premier Agent product.

Key Growth Drivers

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we frequently review the following key growth drivers:

Unique Users

Measuring unique users is important to us because our marketplace revenues depend in part on our ability to enable our users to connect with real estate and mortgage professionals, and our display revenues depend in part on the number of impressions delivered. Furthermore, our community of users improves the quality of our living database of homes with their contributions. We count a unique user the first time a computer or mobile device with a unique IP address accesses our website or one of our mobile applications during a calendar month. If an individual accesses our website or mobile applications using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique user. We measure unique users with Omniture analytical tools.

	Average Monthly Unique Users for the Three Months Ended March 31,		2010 to 2011 % Change
	2010	2011
	(in thousands)
Unique Users	9,301	17,306	86%

	Average Monthly Unique Users for the Three Months Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Unique Users	5,518	7,611	12,666	38%	66%

Premier Agent Subscribers

The number of Premier Agent subscribers is an important driver of revenue growth because each subscribing agent pays us a monthly fee to participate in the program. We define a Premier Agent subscriber as an agent with a paid subscription at the end of a period.

	At March 31,		2010 to 2011 % Change
	2010	2011
Premier Agent Subscribers	3,438	10,710	212%

	At December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
Premier Agent Subscribers	26	2,764	8,102	*	193%

*	Not a meaningful measurement because the Premier Agent program was launched in October 2008.

Basis of Presentation

Revenues

We generate revenues from local real estate professionals, primarily on an individual subscription basis, and from mortgage professionals and brand advertisers. Our revenues include marketplace revenues and display revenues.

Marketplace Revenues.    Marketplace revenues consist of subscriptions sold to real estate agents under our Premier Agent program and CPC advertising related to our Zillow Mortgage Marketplace sold to mortgage lenders.

Our Premier Agent program allows local real estate agents to establish a persistent online and mobile presence on Zillow in the zip codes they serve. We present contact information for each Premier Agent alongside home profiles and home listings within the agent’s zip code, assisting consumers in evaluating and selecting the real estate agent best suited for them. Pricing for our Premier Agent subscriptions varies by zip code. Subscription advertising revenues are recognized on a straight-line basis during the contractual period over which the advertising is delivered. Typical terms of our Premier Agent subscription contracts range from six to 12 months. Growth in our subscription advertising product is based on our ability to continue to attract agent subscribers and drive consumer traffic to those agents on our website and through our mobile applications.

In Zillow Mortgage Marketplace, participating qualified mortgage lenders make a prepayment to gain access to consumers interested in connecting with mortgage professionals. Consumers who request rates for mortgage loans in Zillow Mortgage Marketplace are presented with personalized lender quotes from participating lenders. We only charge mortgage lenders a fee when users click on their links for more information regarding a mortgage loan quote. Mortgage lenders who exhaust their initial prepayment can then prepay additional funds to continue to participate in the marketplace.

Display Revenues.    Display revenues primarily consist of graphical web and mobile advertising sold on a CPM basis to advertisers primarily in the real estate industry, including real estate brokerages, home builders, mortgage lenders and home services providers. Our advertising customers also include telecommunications, automotive, insurance and consumer products companies. We recognize these revenues as impressions are delivered to users interacting with our website or mobile applications. Growth in display revenues depends on continuing growth in traffic to our website and mobile applications and migration of advertising spend online from traditional broadcast and print media.

Cost and Expenses

Cost of Revenues.    Our cost of revenues consists of expenses related to operating our website and mobile applications, including associated headcount expenses, such as salaries and benefits and share-based compensation and bonuses. Cost of revenues also includes credit card fees, ad serving costs paid to third parties, revenue-sharing costs related to our commercial business relationships and facilities costs allocated on a headcount basis.

Sales and Marketing.    Sales and marketing expenses consist of headcount expenses, including salaries, commissions, benefits, share-based compensation expense and bonuses for sales, sales support, customer support, marketing and public relations employees. Sales and marketing expenses also include other sales expenses related to promotional and marketing activities and facilities costs allocated on a headcount basis.

Technology and Development.    Technology and development expenses consist of headcount expenses, including salaries and benefits, share-based compensation expense and bonuses for salaried employees and contractors engaged in the design, development and testing of our website. Technology and development expenses also include equipment and maintenance costs and facilities costs allocated on a headcount basis. Technology and development expenses also include amortization costs related to capitalized website and development activities and amortization of certain intangibles and other data agreement costs related to the purchase of data used to populate our website.

General and Administrative.    General and administrative expenses consist of headcount expenses, including salaries, benefits, share-based compensation expense and bonuses for executive, finance, accounting, legal, human resources, recruiting and administrative support. General and administrative expenses also include legal, accounting and other third-party professional service fees, bad debt and facilities costs allocated on a headcount basis.

Other Income

Other income consists of interest income earned on our cash and cash equivalents and short-term investments.

Income Taxes

We are subject to U.S. federal income taxes. As of December 31, 2010 and March 31, 2011, we did not have taxable income and, therefore, no tax liability or expense has been recorded in the financial statements. We have provided a full valuation allowance against our net deferred tax assets as of December 31, 2009 and 2010 and March 31, 2011, because there is significant uncertainty around our ability to realize the deferred tax assets in the future.

We adopted the provisions related to the accounting for uncertainty in income taxes as of January 1, 2007, which provide a financial statement recognition and measurement threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

Results of Operations

The following tables present our results of operations for the periods indicated and as a percentage of total revenue.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$10,593	$17,491	$30,467	$5,331	$11,260
Costs and expenses:
Cost of revenues (exclusive of amortization)(1)(2)	4,198	4,042	4,973	1,162	1,817
Sales and marketing(1)	7,481	9,654	14,996	3,117	5,484
Technology and development(1)	15,048	11,260	10,651	2,534	2,996
General and administrative(1)	5,770	5,501	6,684	1,341	1,828

Total costs and expenses	32,497	30,457	37,304	8,154	12,125

Loss from operations	(21,904)	(12,966)	(6,837)	(2,823)	(865)
Other income	687	111	63	17	39

Net loss	$(21,217)	$(12,855)	$(6,774)	$(2,806)	$(826)

Net loss per share attributable to common shareholders — basic and diluted	$(1.68)	$(1.02)	$(0.53)	$(0.22)	$(0.06)
Weighted-average shares outstanding — basic and diluted	12,593	12,613	12,770	12,640	13,347

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
(1) Includes share-based compensation as follows:
Cost of revenues	$157	$183	$210	$54	$41
Sales and marketing	408	408	445	104	107
Technology and development	412	394	389	95	86
General and administrative	544	666	671	159	156

Total	$1,521	$1,651	$1,715	$412	$390

(2) Amortization of website development costs and intangible assets included in technology and development is as follows	$5,465	$4,797	$4,184	$970	$1,223

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Percentage of Revenues:
Revenues	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenues	40	23	16	22	16
Sales and marketing	71	55	49	58	49
Technology and development	142	64	35	48	27
General and administrative	54	31	22	25	16

Total costs and expenses	307	174	122	153	108
Loss from operations	(207)	(74)	(22)	(53)	(8)
Other income	6	1	0	0	0

Net loss	(200%)	(73%)	(22%)	(53%)	(7%)

Three Months Ended March 31, 2010 and 2011

Revenues

	Three Months Ended March 31,		2010 to 2011 % Change
	2010	2011
	(in thousands)
Revenues:
Marketplace revenues	$1,854	$6,881	271%
Display revenues	3,477	4,379	26%

Total	$5,331	$11,260	111%

	Three Months Ended March 31,
	2010	2011
Percentage of Revenues:
Marketplace revenues	35%	61%
Display revenues	65%	39%

Total	100%	100%

Overall revenues increased by $5.9 million, or 111%, for the three months ended March 31, 2011 compared to the three months ended March 31, 2010. Marketplace revenues increased by 271% and display revenues increased by 26%.

Marketplace revenues grew to $6.9 million for the three months ended March 31, 2011, from $1.8 million for the three months ended March 31, 2010. Marketplace revenues represented 61% of total revenues for the three months ended March 31, 2011 compared to 35% of total revenues for the three months ended March 31, 2010. The increase in marketplace revenues was primarily attributable to growth in the number of subscribers in our Premier Agent program from 3,438 as of March 31, 2010 to 10,710 as of March 31, 2011, representing growth of 212%. In addition, we began to recognize revenues during the three months ended March 31, 2011 related to our strategic relationship with Yahoo! Real Estate, which contributed to the increase in Premier Agent subscribers and positively impacted our marketplace revenues for this period.

Display revenues increased from $3.5 million for the three months ended March 31, 2010 to $4.4 million for the three months ended March 31, 2011, primarily as a result of an increase in our unique users, which grew from

9.3 million average monthly unique users for the three months ended March 31, 2010 to 17.3 million average monthly unique users for the three months ended March 31, 2011, representing quarter-over-quarter growth of 86%. The growth in unique users increased the number of graphical display impressions available for sale and advertiser demand for graphical display inventory.

Cost of Revenues

	Three Months Ended March 31,		2010 to 2011 % Change
	2010	2011
	(in thousands)
Cost of revenues	$1,162	$1,817	56%

Cost of revenues increased by $0.7 million, or 56%, for the three months ended March 31, 2011 compared to the three months ended March 31, 2010. The increase in cost of revenues is attributable to revenue sharing costs related to the strategic partnership with Yahoo! Inc. that launched in February 2011 as well as increases in credit card fees and other costs related to revenue growth.

Sales and marketing

	Three Months Ended March 31,		2010 to 2011 % Change
	2010	2011
	(in thousands)
Sales and marketing	$3,117	$5,484	76%

Sales and marketing expenses increased by $2.4 million, or 76%, for the three months ended March 31, 2011 compared to the three months ended March 31, 2010. The increase is primarily related to growth in headcount related costs of $1.8 million, primarily for our sales team to promote our Premier Agent program and increases in advertising, tradeshows, conferences and related travel expenses of $0.5 million.

Technology and Development

	Three Months Ended March 31,		2010 to 2011 % Change
	2010	2011
	(in thousands)
Technology and development	$2,534	$2,996	18%

Technology and development expenses, which include research and development costs, increased by $0.5 million, or 18%, for the three months ended March 31, 2011 compared to the three months ended March 31, 2010. Approximately $0.3 million of the increase is the result of additional amortization of capitalized website development costs and intangible assets. The remaining increase is primarily the result of growth in headcount-related costs of $0.1 million and a net increase in various other expenses of $0.1 million. Amortization expense included for capitalized website development costs was $0.8 million and $1.0 million for the three months ended March 31, 2010 and 2011, respectively. Amortization expense included for purchased data content intangible assets was $0.2 million and $0.3 million for the three months ended March 31, 2010 and 2011, respectively. Other data agreement expense was $0.2 million and $0.2 million for the three months ended March 31, 2010 and 2011, respectively.

General and Administrative

	Three Months Ended March 31,		2010 to 2011 % Change
	2010	2011
	(in thousands)
General and administrative	$1,341	$1,828	36%

General and administrative expenses increased by $0.5 million, or 36%, for the three months ended March 31, 2011 compared to the three months ended March 31, 2010. The fluctuation was driven by an increase of $0.4 million in professional services fees, an increase of $0.3 million in headcount-related costs driven by growth in headcount and a $0.4 million increase in various other miscellaneous expenses. The increases were partially offset by a $0.6 million decrease in local, business and occupational and gross receipts taxes, the majority of which was the result of a $0.3 million tax credit we received relating to a refund of certain state and local taxes from 2006 to 2009.

Our current headquarters in Seattle, Washington is under an operating lease expiring in February 2013, and we have entered into an operating lease for our new headquarters in Seattle, Washington, under which we will be obligated to make lease payments beginning in December 2012 and expiring in November 2022. We currently expect to vacate our current office space during the second half of 2011, and we are in the process of evaluating sublease opportunities. At the time we vacate our current office space, we may be required to record a liability for costs that will continue to be incurred under the contract for the remaining term, which could have a material impact on our results of operations.

Years Ended December 31, 2008, 2009 and 2010

Revenues

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Marketplace revenues	$130	$3,912	$13,228	*	238%
Display revenues	10,463	13,579	17,239	30%	27%

Total	$10,593	$17,491	$30,467	65%	74%

*	Not a meaningful measurement because the Premier Agent program was launched in October 2008.

	Year Ended December 31,
	2008	2009	2010
Percentage of Revenues:
Marketplace revenues	1%	22%	43%
Display revenues	99%	78%	57%

Total	100%	100%	100%

2009 Compared to 2010.    Overall revenues grew by $13.0 million, or 74%, in 2010 compared to 2009. Marketplace revenues grew by 238% and display revenues grew by 27%.

Marketplace revenues grew from $3.9 million in 2009 to $13.2 million, and represented 43% of total revenues in 2010 compared to 22% of total revenues in 2009. This increase in marketplace revenues was primarily attributable to growth in the number of subscribers in our Premier Agent program from 2,764 as of December 31, 2009 to 8,102 as of December 31, 2010, an increase of 193%. We believe this increase in subscribers in our Premier Agent program was driven by our continued focus on developing our marketplace program and the sales team supporting it, and the overall growth in the number of unique users of our website and mobile applications. Marketplace revenues also increased because we began to charge mortgage lenders for participation in Zillow Mortgage Marketplace in January 2010.

Display revenues increased from $13.6 million in 2009 to $17.2 million in 2010 and represented 57% of total revenues in 2010 compared to 78% of total revenues in 2009. We believe this growth was primarily the result of the increase in our unique users which increased from 7.6 million average monthly unique users for the three months ended December 31, 2009 to 12.7 million average monthly unique users for the three months ended

December 31, 2010, an increase of 66%. The growth in unique users increased the number of graphical display impressions available for sale and advertiser demand for graphical display inventory.

2008 Compared to 2009.    Overall revenues increased by $6.9 million, or 65%, in 2009 compared to 2008. Marketplace revenues grew to $3.9 million and display revenues grew by 30% in 2009 compared to 2008.

Marketplace revenues grew from $0.1 million in 2008 to $3.9 million, and represented 22% of total revenues in 2009 compared to 1% of total revenues in 2008. The increase in marketplace revenues was due to the full-year impact of selling our Premier Agent program in 2009, as we commenced selling this product in October 2008.

Display revenues grew from $10.5 million in 2008 to $13.6 million, and represented 78% of total revenues in 2009 compared to 99% of total revenues in 2008. The increase in display revenues was primarily the result of the increase in our unique users, which increased from 5.5 million average monthly unique users for the three months ended December 31, 2008 to 7.6 million average monthly unique users for the three months ended December 31, 2009, an increase of 38%, as well as the increased productivity of our field sales team.

Cost of Revenues

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Cost of revenues	$4,198	$4,042	$4,973	(4%)	23%

2009 Compared to 2010.    Cost of revenues increased by $0.9 million, or 23%, in 2010 compared to 2009. The increase was the result of $0.5 million greater ad serving, credit card fees and other costs and an increase of $0.3 million in headcount expenses for employees supporting the operation of our website. We expect that our cost of revenues will increase in future years as we continue to incur more expenses that are associated with growth in revenues.

2008 Compared to 2009.    Cost of revenues decreased by $0.2 million, or 4%, in 2009 compared to 2008. The decrease was driven by a decline in headcount expenses of $0.4 million resulting from a headcount reduction in the fourth quarter of 2008, offset by an increase of $0.2 million in ad serving and credit card fees related to revenue growth.

Sales and Marketing

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Sales and marketing	$7,481	$9,654	$14,996	29%	55%

2009 Compared to 2010.    Sales and marketing expenses increased by $5.3 million, or 55%, in 2010 compared to 2009. The increase is related to growth in headcount expenses and related commissions of $5.1 million, primarily for our sales team to promote sales of our Premier Agent program, and tradeshows, conferences and related travel expenses. We expect our sales and marketing expenses will increase in future years as we continue to invest more resources in growing our sales team and potentially invest in advertising. Although these expenses may increase as a percentage of revenues in the near term, we expect these expenses will decrease as a percentage of revenues in the long term.

2008 Compared to 2009.    Sales and marketing expenses increased by $2.2 million, or 29%, in 2009 from 2008. The increase was primarily related to growth in headcount expenses and related commissions of $3.2 million, primarily offset by a reduction in marketing and related consulting expenses of $0.9 million. The increase in headcount expenses was primarily attributable to the impact of hiring a local sales team to sell and promote our Premier Agent program. The offsetting decreases in marketing and related consulting expenses were primarily attributable to spending reductions implemented in the fourth quarter of 2008.

Technology and Development

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Technology and development	$15,048	$11,260	$10,651	(25%)	(5%)

2009 Compared to 2010.    Technology and development expenses, which include research and development costs, decreased by $0.6 million, or 5%, in 2010 compared to 2009. The decrease was the result of a reduction of $1.2 million in depreciation and amortization expense as historical purchases of computer equipment reached the end of their depreciable lives and significant components of capitalized website development costs being fully amortized, offset by a $0.6 million increase in headcount expenses and consulting expenses. Amortization expense included for capitalized website development costs was $4.2 million and $3.6 million for the year ended December 31, 2009 and 2010, respectively. Amortization expense included for purchased data content intangible assets was $0.6 million and $0.6 million for the years ended December 31, 2009 and 2010, respectively. Other data agreement expense was $0.7 million and $0.7 million for the years ended December 31, 2009 and 2010, respectively. While we expect our technology and development expenses to increase over time as we continue to build new website and mobile functionality, we expect these expenses will decrease as a percentage of revenue.

2008 Compared to 2009.    Technology and development expenses, which include research and development costs, decreased by $3.8 million, or 25%, in 2009 compared to 2008. Approximately $1.7 million of the decrease was related to a reduction in depreciation and amortization expense due to historical purchases of computer equipment reaching the end of their depreciable lives and significant components of capitalized website development costs becoming fully amortized. In addition, $1.3 million of the decrease was related to the full year impact of our headcount reduction in the fourth quarter of 2008. Various reductions in other spending categories, totaling $0.8 million, such as software expenses, repairs and maintenance expenses and consulting service expenses also contributed to the overall decrease from the prior year in technology and development expenses. Amortization expense included for capitalized website development costs was $4.7 million for the year ended December 31, 2008. Amortization expense included for purchased data content intangible assets was $0.8 million for the year ended December 31, 2008. Other data agreement expense was $0.7 million for the year ended December 31, 2008.

General and Administrative

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
General and administrative	$5,770	$5,501	$6,684	(5%)	22%

2009 Compared to 2010.    General and administrative expenses increased by approximately $1.2 million, or 22%, in 2010 compared to 2009. The increase was primarily driven by an increase in headcount expenses of approximately $1.0 million. Legal expenses also increased by $0.4 million in 2010 compared to 2009 due to an increase in litigation activity relating to lawsuits filed against us in 2010. We expect general and administrative expenses to increase in the near term as we invest in headcount expenses and expenses associated with being a public company, but remain flat or decline as a percentage of revenues over the long term.

2008 Compared to 2009.    General and administrative expenses decreased by approximately $0.3 million, or 5%, in 2009 compared to 2008. The decrease was largely a result of the headcount reduction in the fourth quarter of 2008 and to other initiatives we implemented at that time to reduce spending. Headcount expenses decreased by approximately $0.2 million, consulting expenses decreased by $0.2 million and legal expenses decreased by $0.2 million in 2009 compared to 2008. These decreases were partially offset by increases of $0.3 million in other expenses.

Other Income

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Other income	$687	$111	$63	(84%)	(43%)

2009 Compared to 2010.    Other income decreased by 43% in 2010 compared to 2009, largely as a result of lower cash and cash equivalents and short-term investment balances and lower yields on those assets. We expect other income to increase in the near term because our cash and cash equivalents and short-term investments are expected to increase as a result of the net proceeds from this offering and the proceeds of the concurrent private placement.

2008 Compared to 2009.    Other income decreased by approximately $0.6 million, or 84%, in 2009 compared to 2008, largely as a result of lower cash and cash equivalents and short-term investment balances and lower yields on those assets.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data for each of the nine quarters presented below. In the opinion of management, the data has been prepared on the same basis as the audited financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations of any future period. You should read this data together with our financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(in thousands, except per share data, unaudited)
Statement of Operations Data:
Revenues	$2,742	$4,504	$5,541	$4,704	$5,331	$7,334	$8,229	$9,573	$11,260
Costs and expenses:
Cost of revenues (exclusive of amortization)(1)(2)	920	1,038	1,049	1,035	1,162	1,222	1,263	1,326	1,817
Sales and marketing(1)	1,909	2,380	2,679	2,686	3,117	3,748	4,060	4,071	5,484
Technology and development(1)	3,077	2,774	2,837	2,572	2,534	2,878	2,528	2,711	2,996
General and administrative(1)	1,301	1,419	1,416	1,365	1,341	1,483	1,902	1,958	1,828

Total costs and expenses	7,207	7,611	7,981	7,658	8,154	9,331	9,753	10,066	12,125

Loss from operations	(4,465)	(3,107)	(2,440)	(2,954)	(2,823)	(1,997)	(1,524)	(493)	(865)
Other income	36	38	15	22	17	25	14	7	39

Net loss	$(4,429)	$(3,069)	$(2,425)	$(2,932)	$(2,806)	$(1,972)	$(1,510)	$(486)	$(826)

Net loss per share attributable to common shareholders — basic and diluted	$(0.35)	$(0.24)	$(0.19)	$(0.23)	$(0.22)	$(0.16)	$(0.12)	$(0.04)	$(0.06)
Weighted average shares outstanding — basic and diluted	12,607	12,608	12,611	12,626	12,640	12,660	12,803	12,972	13,347
Other Financial Data:
Adjusted EBITDA(3)	$(2,153)	$(989)	$(489)	$(1,277)	$(1,183)	$(202)	$246	$1,279	$1,051

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(in thousands, unaudited)
(1) Includes share-based compensation as follows:
Cost of revenue	$46	$46	$47	$44	$54	$53	$61	$42	$41
Sales and marketing	98	109	102	99	104	111	117	113	107
Technology and development	107	102	105	80	95	106	102	86	86
General and administrative	166	170	169	161	159	159	188	165	156

Total	$417	$427	$423	$384	$412	$429	$468	$406	$390

(2) Amortization of website development costs and intangible assets included in technology and development is as follows	$1,407	$1,258	$1,160	$972	$970	$1,107	$1,030	$1,076	$1,223

(3)    See “Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

The following tables present our revenues by type and as a percentage of total revenues for the periods presented:

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(in thousands, unaudited)
Revenues:
Marketplace revenues	$455	$865	$1,168	$1,424	$1,854	$2,632	$3,628	$5,114	$6,881
Display revenues	2,287	3,639	4,373	3,280	3,477	4,702	4,601	4,459	4,379

Total	$2,742	$4,504	$5,541	$4,704	$5,331	$7,334	$8,229	$9,573	$11,260

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Percentage of Revenues:
Marketplace revenues	17%	19%	21%	30%	35%	36%	44%	53%	61%
Display revenues	83	81	79	70	65	64	56	47	39%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Revenues increased sequentially in all quarters presented with the exception of the fourth quarter of 2009 as display revenues were negatively impacted in that quarter by a decrease in monthly unique users for the quarter. The strong increase in consumer adoption of our website and mobile applications in 2010 was reflected in the significant growth in unique users over the year, which contributed to substantial increases in marketplace revenues. As a result, we experienced less seasonality in revenues, with no decrease in the fourth quarter of 2010, as we grew our marketplace products and services. We have experienced seasonality in our display revenues generally as a result of fluctuations of traffic to our website and mobile devices. However, in the fourth quarter of 2009 and the first quarter of 2010 we experienced sequential declines in display revenues largely due to price decreases associated with changes relating to our display remnant program.

Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to net loss for each of the nine quarters presented below. Please refer to “Adjusted EBITDA” in the section entitled “Selected Financial and Other Data” for more information.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(in thousands, unaudited)
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss	$(4,429)	$(3,069)	$(2,425)	$(2,932)	$(2,806)	$(1,972)	$(1,510)	$(486)	$(826)
Income tax expense (benefit)	—	—	—	—	—	—	—	—	—
Other income	(36)	(38)	(15)	(22)	(17)	(25)	(14)	(7)	(39)
Depreciation and amortization expense	1,895	1,691	1,528	1,293	1,228	1,366	1,302	1,366	1,526
Share-based compensation expense	417	427	423	384	412	429	468	406	390

Adjusted EBITDA	$(2,153)	$(989)	$(489)	$(1,277)	$(1,183)	$(202)	$246	$1,279	$1,051

Key Growth Drivers

The following tables set forth our key growth drivers for each of the nine quarters in the period ended March 31, 2011.

	Average for the Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(in thousands)
Unique Users	8,084	8,615	8,485	7,611	9,301	10,751	12,061	12,666	17,306

	Period Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Premier Agent Subscribers	285	1,111	2,106	2,764	3,438	4,777	6,448	8,102	10,710

Liquidity and Capital Resources

We have funded our operations since inception primarily from the issuance of common and preferred stock, and in 2010 and for the three months ended March 31, 2011 from cash generated from operations. Through 2007, we raised approximately $81.0 million through various offerings of our convertible preferred stock and approximately $5.9 million from the sale of our common stock.

As of December 31, 2010 and as of March 31, 2011, we had cash and cash equivalents and short-term investments of $13.8 million and $15.6 million, respectively. Cash and cash equivalents balances consist of operating cash on deposit with our financial institutions and money market funds. Short-term investments as of December 31, 2010 and as of March 31, 2011 consisted of U.S. Treasury securities. Amounts on deposit with third-party financial institutions exceed the applicable Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation insurance limits, as applicable. We believe that cash from operations and cash and short-term investment balances will be sufficient to meet our ongoing operating activities, working capital, capital expenditures and other capital requirements for at least the next 12 months.

During March 2011, we entered into a loan and security agreement with a financial institution to establish a line of credit of $4.0 million, secured by substantially all our assets other than our intellectual property, to be used for general business purposes. The line of credit contains financial and non-financial covenants. As of March 31, 2011, we were in compliance with all covenants. The line of credit is available through March 2013. During March 2011, we executed a standby letter of credit of $1.5 million in connection with the lease of our new Seattle offices and reserved this amount against the line of credit, which reduces the available line to $2.5 million. As of March 31, 2011, there were no other amounts outstanding under the line of credit.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Cash Flow Data:
Cash flows provided by (used in) operating activities	$(13,010)	$(4,217)	$2,258	$(842)	$3,484
Cash flows provided by (used in) investing activities	(5,779)	(14,494)	4,631	696	(5,364)
Cash flows provided by (used in) financing activities	112	100	950	5	657

Cash Flows Provided By (Used In) Operating Activities

For the three months ended March 31, 2011, net cash provided by operating activities was $3.5 million. This was driven by a net loss of $0.8 million, adjusted by depreciation and amortization expense and share-based compensation expense of $1.5 million and $0.4 million, respectively. Changes in operating assets and liabilities increased cash provided by operating activities by $2.4 million.

In 2010, net cash provided by operating activities was $2.3 million. This was driven primarily by an increase in the deferred revenue balance of $2.5 million.

In 2009, net cash used in operating activities was $4.2 million. This was driven by a net loss of $12.9 million, adjusted by depreciation and amortization expense and share-based compensation expense of $6.4 million and $1.7 million, respectively. Changes in operating assets and liabilities reduced cash used in operating activities by $0.8 million.

In 2008, net cash used in operating activities was $13.0 million. This was driven by a net loss of $21.2 million, adjusted for depreciation and amortization expense and share-based compensation expense of $8.1 million and $1.5 million, respectively. Changes in operating assets and liabilities reduced cash used in operating activities by $1.5 million, primarily impacted by a decrease in the accounts receivable balance by $1.1 million.

Cash Flows Provided By (Used In) Investing Activities

Our primary investing activities include the purchase and maturity of short-term investments and the purchase of property and equipment and intangible assets.

For the three months ended March 31, 2011, we used $5.4 million of net cash in investing activities. This was the result of $3.0 million of net purchases of short-term investments, $1.4 million for the purchase of property and equipment and intangible assets and $1.0 million paid in connection with our March 2011 acquisition of the operating assets of a real estate agent and rental property manager marketing service company.

For the year ended December 31, 2010, net cash provided by investing activities was $4.6 million. This was the result of $10.2 million of net proceeds from short-term investments partially offset by $5.5 million for the purchase of property and equipment and intangible assets.

For the year ended December 31, 2009, we used $14.5 million of net cash in investing activities. This was the result of $10.4 million of net purchases of short-term investments and $4.1 million for the purchase of property and equipment and intangible assets.

For the year ended December 31, 2008, we used $5.8 million of net cash in investing activities. This was the result of $4.8 million for the purchase of property and equipment and intangible assets and $1.0 million of net purchases of short-term investments.

Cash Flows Provided By (Used In) Financing Activities

Our financing activities have primarily resulted from the exercise of employee non-qualified stock options. The proceeds from the issuance of Class A common stock from the exercise of stock options for the years ended December 31, 2008, 2009 and 2010 was $0.1 million, $0.1 million and $1.0 million, respectively and $0.7 million for the three months ended March 31, 2011.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2009 or 2010 or as of March 31, 2011.

Contractual Obligations

We have various operating leases for office space and equipment. Our current headquarters in Seattle, Washington is under an operating lease expiring in February 2013 and we have entered into an operating lease for our new headquarters in Seattle, Washington under which we will be obligated to make payments beginning in December 2012 and expiring in November 2022. We also have purchase obligations for content related to our website. We do not have any debt or capital lease obligations. The following table provides a summary of our operating lease obligations and purchase obligations as of March 31, 2011 (unaudited):

	Payment Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$22,912	$1,607	$3,919	$3,617	$13,769
Purchase obligations	3,592	1,395	1,157	1,040	—

Total	$26,504	$3,002	$5,076	$4,657	$13,769

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, the allowance for doubtful accounts, website and software development costs, recoverability of intangible assets with definite lives and other long-lived assets and share-based compensation have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see Note 2 of the accompanying notes to our financial statements.

Revenue Recognition

Our revenue is primarily derived from advertising services. In general, we recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. We consider a signed agreement, a binding insertion order or other similar documentation reflecting the terms and conditions under which products will be provided to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including payment history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

Our marketplace revenues consist of subscriptions sold to real estate agents under our Premier Agent program, and CPC advertising related to our Zillow Mortgage Marketplace sold to mortgage lenders. Subscription advertising revenues are recognized on a straight-line basis during the contractual period over which the advertising is delivered. Typical terms of our Premier Agent subscription contracts range from six to 12 months. For Zillow Mortgage Marketplace, we recognize revenue when a user clicks on a mortgage advertisement or on a link to obtain additional information about a mortgage loan quote.

Display revenues primarily consist of graphical advertising sold on a CPM basis to advertisers. We recognize these revenues as impressions are delivered to users interacting with our website or mobile applications.

Allowance for Doubtful Accounts

We review accounts receivable on a regular basis and estimate an amount of losses for uncollectible accounts based on our historical collections experience, age of the receivable, knowledge of the customer and the condition of the general economy and industry as a whole.

Website and Software Development Costs

The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized in property and equipment and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website (or software) that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives.

Capitalized development activities placed in service are amortized over the expected useful lives of those releases, currently estimated at one year. Estimated useful lives of website and software development activities are reviewed frequently and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades and/or enhancements to the existing functionality.

Recoverability of Intangible Assets with Definite Lives and Other Long-Lived Assets

We evaluate intangible assets and other long-lived assets for impairment whenever events or circumstances indicate they may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. We group assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset group.

Share-Based Compensation

We measure compensation expense for all share-based awards at fair value on the date of grant and recognize compensation expense over the service period for awards expected to vest. We use the Black-Scholes-Merton option-pricing model to determine the fair-value for awards and recognize compensation expense on a straight-line basis over the awards’ vesting periods. Management has determined the Black-Scholes-Merton fair value of our stock option awards and related share-based compensation expense with the assistance of third-party valuations. Determining the fair value of share-based awards at the grant date requires judgment. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated Class A common stock fair value as well as assumptions regarding a number of other complex and subjective variables. If any of the assumptions used in the Black-Scholes-Merton model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously. In valuing our options, we make assumptions about risk-free interest rates, dividend yields, volatility, and weighted-average expected lives, including estimated forfeiture rates, of the options.

Risk-free rate.    Risk-free interest rates are derived from U.S. Treasury securities as of the option grant date.

Expected dividend yields.    Expected dividend yields are based on our historical dividend payments, which have been zero to date.

Volatility.    Absent a public market for our shares, we have historically estimated volatility of our share price based on the published historical volatilities of industry peers in the online publishing market (primarily the financial and real estate services industries) representing the verticals in which we operate.

Expected term.    We estimate the weighted-average expected life of the options as the average of the vesting option schedule and the term of the award, since, due to the limited period of time share-based awards have been exercisable, we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The term of the award is estimated using the simplified method as the awards granted are plain vanilla share options.

Forfeiture rate.    Forfeiture rates are estimated using historical actual forfeiture trends as well as our judgment of future forfeitures. These rates are evaluated at least annually and any change in compensation expense is recognized in the period of the change. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which the estimates are revised. We consider many factors when estimating expected forfeitures, including the types of awards and employee class. Actual results, and future changes in estimates, may differ substantially from management’s current estimates.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2011
				(unaudited)
Expected volatility	57%	55%	50%	52%
Expected dividend yields	—	—	—	—
Average risk-free interest rate	1.91 – 3.14%	1.70 – 2.19%	1.23 – 2.16%	1.87%
Weighted-average expected life	4.58 years	4.58 years	4.58 years	4.58 years

Valuation of Class A Common Stock.    The following table summarizes by grant date the number of shares of our Class A common stock subject to stock options granted since January 1, 2010, the associated per share exercise price, the fair value per share at the date of grant and the intrinsic value per share at the date of grant.

Grant Date	Number of Shares Subject to Options Granted	Exercise Price Per Share	Fair Value Per Share at Grant Date	Intrinsic Value Per Share at Grant Date
2010
March 12	869,094	$3.59	$3.59	$—
March 17	2,958	3.59	3.59	—
April 15	6,796	3.59	3.59	—
May 20	64,781	3.59	3.59	—
July 20	172,361	3.25	3.25	—
August 17	54,727	3.25	3.25	—
September 15	225,735	3.25	3.25	—
October 21	7,244	3.25	3.25	—
November 15	29,585	3.25	3.25	—
December 15	6,946	3.25	3.25	—
2011
March 1	1,093,272	3.89	4.40	0.51
May 23	186,631	6.33	6.97	0.64

Since July 2006, we have obtained valuation analyses prepared by a third-party valuation firm to assist us in determining the fair value of our Class A common stock. The valuations used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In obtaining third-party valuations of our Class A common stock, our management provided the third-party valuation firm with projections for revenue and expenses on a cash basis, and information about our prospects, our performance and economic and financial market conditions, which the valuation firm used, along with other information, to perform its valuation analysis. These valuations were reviewed by management and either the board of directors or the compensation committee of our board of directors in conjunction with share-based compensation grants. In determining the fair value of our Class A common stock, the board of directors and the compensation committee of our board of directors considered these valuation reports, and other qualitative and quantitative factors that they considered relevant, including:

•	key employee hirings and terminations;

•	the seasonality of our business;

•	general market conditions in the technology, media and real estate markets;

•	our operating performance and competitive position within the online real estate space;

•	revenue and income projections;

•	our cash burn rate;

•	the market value of stock of our peer companies;

•	present value of possible future cash flows; and

•	the likelihood of various liquidity scenarios.

The third-party valuation firm performed a top-down valuation by applying the “Income Approach” (as discussed below) to calculate a business enterprise value from which the estimated fair value of our Class A common stock was derived. We prepared financial forecasts for revenue and expenses on a cash basis for five calendar years, which the third-party valuation firm used in its discounted cash flow, or DCF, methodology to estimate our enterprise value using the Income Approach. The financial forecasts were based on a number of assumptions, including assumptions regarding revenue growth rates and expenses, that took into account our past experience and future expectations. The valuation reports were based upon information contemporaneous with the “as of” date of the valuations, and did not give effect to facts or events occurring between that date and the date the reports were issued.

Under the Income Approach using the DCF methodology, estimated future free cash flow returns are discounted to present value at an appropriate rate of return for the investment, where the discount reflects the degree of risk associated with the future returns and returns available from alternative investments. Higher risk leads to a higher discount rate, which produces a lower value for the investment. Under the Income Approach, discrete period cash flows were determined over several years, and estimated in a residual period. The analysis was based on a number of assumptions, including:

•

our expected sales growth, cost of revenues, operating expenses, depreciation expense, income taxes and capital expenditures for the current and future years, which assumptions were based on management’s estimates as of the effective date of the valuation; and

•	a discount rate, which was applied to the forecasted discrete period cash flows and the residual cash flows projected beyond the discrete period.

The valuation looked at publicly held companies whose stocks are actively traded (the comparable public company methodology) to derive appropriate ratios and multiples for determining the free cash flows and residual value used in the DCF methodology. To develop an appropriate discount rate to apply to our cash flows, the valuation looked at required venture capital rates for investments in companies at various stages of the business cycle.

After using the DCF methodology to arrive at a business enterprise value, the valuation looked at similar companies involved in merger or acquisition transactions and used the comparable public company methodology to benchmark our enterprise value as a multiple of projected revenues and EBITDA. The valuation then added our cash balance to the enterprise value to arrive at the fair value of invested capital, or the value available to all investors of a company, including equity capital (common and preferred), before consideration of any non-operating assets or liabilities. After arriving at the fair value for our total invested capital, the total value of equity is allocated over several series of convertible preferred stock, several classes of common stock and stock options to purchase Class A common stock. Consistent with the AICPA Practice Guide, the value of each share of convertible preferred stock and each share of common stock can be inferred by analyzing various option-pricing methodologies.

The option method models the fair value of the various securities comprising a company’s capital structure as a series of call options on the proceeds expected from the sale of the company or the liquidation of its assets at some future date. The model estimates the fair value of each class of securities as a function of the current estimated fair value of the company and assumptions based on the rights and preferences of the respective class. Under the option-pricing methodology used by the third-party valuation firm, the enterprise value was allocated to the convertible preferred stock, several classes of common stock and stock options to purchase Class A common stock using a version of the Black-Scholes-Merton option valuation methodology. To determine the Black-Scholes-Merton assumptions, the time to a liquidity event is estimated, the risk-free rate is determined (typically based on the rate available on a government security whose term matches the assumed time to liquidity) and the volatility assumption is determined. For a private company, volatility is based on the historical stock performance for comparable public companies and consideration of the relative lifecycle stage of the company.

March 12, March 17, April 15 and May 20, 2010

The stock options granted on these dates have an exercise price of $3.59 per share. Our board of directors (with respect to the March 17 grants) and the compensation committee of our board of directors (with respect to the March 12 grants) determined this price taking into account the third-party valuation of our Class A common stock performed as of March 1, 2010, which estimated that the fair value of our Class A common stock at that time was $3.59 per share. In the March 2010 valuation, under the Income Approach, a discount rate of 25% was applied. After arriving at a business enterprise value, our cash balance was added to arrive at the fair value of total invested capital. A portion of the fair value for our total invested capital was then allocated to our Class A common stock under the option-valuation methodology, assuming the following inputs: risk free rate of approximately 0.8%; volatility of approximately 65%; and time to expiration of approximately two years. Finally, the valuation applied a marketability discount of 30% to account for the lack of liquidity relative to a public market.

For purposes of the April 15 and May 20 stock option grants, the compensation committee determined that there had been no significant change in our business or industry that would warrant a different valuation than the fair value of our Class A common stock determined in March 2010, and continued to grant stock options with an exercise price equal to the fair value as reflected in the March 1, 2010 valuation.

July 20, August 17, September 15, October 21, November 15 and December 15, 2010

The stock options granted on these dates have an exercise price of $3.25 per share. The compensation committee of our board of directors determined this price taking into account the third-party valuation of our Class A common stock performed as of June 30, 2010, which estimated that the fair value of our Class A common stock at that time was $3.25 per share. The decrease in the fair value of our Class A common stock from March 1, 2010, was primarily due to the fact that, in 2010, despite growth in revenues, for the period April 1, 2010 through June 30, 2010, the Dow Jones Industrial Average declined 11% and significant macroeconomic pressures on the financial sector and housing markets, including the European debt crisis, continued to put at risk the predictability of future cash flows of the business. As a result, the business enterprise value of our company at June 30, 2010 was determined to be lower than the enterprise value of Zillow at March 1, 2010. In the June 2010 valuation, under the Income Approach, a discount rate of 25% was applied. After arriving at a business enterprise value, our cash balance was added to arrive at the fair value of total invested capital. A portion of the fair value for our total invested capital was then allocated to our Class A common stock under the option-valuation methodology, assuming the following inputs: risk free rate of approximately 0.54%; volatility of approximately 65%; and time to expiration of approximately 1.75 years. Finally, the valuation applied a marketability discount of 25%, to account for the lack of liquidity relative to a public market.

For purposes of the stock option grants in August through December 2010, the compensation committee of our board of directors determined that there had been no significant change in our business or prospects that would warrant a different valuation than the fair value of our Class A common stock determined in June 2010, and continued to grant stock options with an exercise price equal to the fair value as reflected in the June 30, 2010 valuation. While our revenues increased over that period, we continued to operate at a net loss, as we faced a challenging housing market and a slowly recovering economy.

March 1, 2011

The stock options granted on this date have an exercise price of $3.89 per share. The compensation committee of our board of directors determined this price taking into account the third-party valuation of our Class A common stock performed as of December 31, 2010, which estimated that the fair value of our Class A common stock at that time was $3.89 per share. The increase over the June 2010 valuation was in part due to the positive impact on our projections of various initiatives that we had undertaken in 2010 to drive more traffic to our site and enhance our sales and marketing capabilities, offset in part by continued distress in the housing market, constrained mortgage lending markets and historically high rates of foreclosures. In the third-party valuation firm’s December 31, 2010 valuation, two alternative scenarios were considered: (a) our continued operation as a private company with a potential merger or acquisition of Zillow during the 2.5 years following the valuation date (the delayed event scenario); and (b) a potential initial public offering, or IPO, during 2011

(the IPO scenario). In the December 2010 valuation, under the Income Approach, a discount rate of 25% was applied. After arriving at a business enterprise value, our cash balance was added to arrive at the fair value of invested capital. The fair value of invested capital was then allocated to our common stock under each liquidation scenario. Under the IPO scenario, the fair value per share of Class A common stock was estimated by dividing the total equity value by the number of common equivalent shares outstanding. Under the delayed event scenario, the fair value per share of Class A common stock was determined using the version of the Black-Scholes-Merton option-valuation methodology used in previous valuations, and the following inputs were assumed: risk free rate of approximately 0.82%; volatility of approximately 55%; and time to expiration of approximately 2.5 years. The valuation applied a marketability discount of 15% to the fair value determined under the IPO scenario and a marketability discount of 30% to the fair value determined under the delayed event scenario, to account for the lack of liquidity relative to a public market. The weighting of the common equity value per share assumed a delayed event at 75% and the common equity value per share based on an IPO at 25%, in reaching the fair value of $3.89 per share.

Due to the proximity of the stock option grants on March 1, 2011 to the anticipated date of consummation of our initial public offering, we reassessed the Class A common stock fair value as of March 1, 2011, resulting in a fair value per share of $4.40. The reassessed fair value was determined using the same valuation methodology used in the recent third-party valuations, including the valuation as of December 31, 2010. However, we revised the weighting of the IPO scenario to 50% and reduced the weighting of the delayed event scenario to 50%. This revision added $0.51 to the per share fair value of our Class A common stock as originally determined on March 1, 2011.

May 23, 2011

The stock options granted on this date have an exercise price of $6.33 per share. The compensation committee of our board of directors determined this price taking into account the third-party valuation of our Class A common stock performed as of May 20, 2011, which estimated that the fair value of our Class A common stock at that time was $6.33 per share. The increase over the December 31, 2010 valuation was primarily due to the positive impact on the May 20, 2011 valuation of a revised five-year forecast we prepared in May that included increases in our projected revenues and EBITDA, and an increase in the weighting of the common equity value per share based on an initial public offering, or IPO. In the third-party valuation firm’s May 20, 2011 valuation, two alternative scenarios were considered: (a) our continued operation as a private company with a potential merger or acquisition of Zillow during the two years following the valuation date (the delayed event scenario); and (b) a potential IPO during 2011 (the IPO scenario). In the May 2011 valuation, under the Income Approach, a discount rate of 25% was applied. After arriving at a business enterprise value, our cash balance was added to arrive at the fair value of invested capital. The fair value of invested capital was then allocated to our common stock under each liquidation scenario. Under the IPO scenario, the fair value per share of Class A common stock was estimated by dividing the total equity value by the number of common equivalent shares outstanding. Under the delayed event scenario, the fair value per share of Class A common stock was determined using the version of the Black-Scholes-Merton option-valuation methodology used in previous valuations, and the following inputs were assumed: risk free rate of approximately 0.58%; volatility of approximately 55%; and time to expiration of approximately two years. The valuation applied a marketability discount of 10% to the fair value determined under the IPO scenario and a marketability discount of 30% to the fair value determined under the delayed event scenario, to account for the lack of liquidity relative to a public market. The weighting of the common equity value per share assumed a delayed event at 50% and the common equity value per share based on an IPO at 50%, in reaching the fair value of $6.33 per share.

Due to the proximity of the stock option grants on May 23, 2011 to the anticipated date of consummation of our initial public offering, we reassessed the Class A common stock fair value as of May 23, 2011, resulting in a fair value per share of $6.97. The reassessed fair value was determined using the same valuation methodology used in recent third-party valuations, including the valuation as of May 20, 2011. However, we revised the weighting of the IPO scenario to 75% and reduced the weighting of the delayed event scenario to 25%. This revision added $0.64 to the per share fair value of our Class A common stock as originally determined on May 23, 2011.

The reassessed fair value of our Class A common stock as of May 23, 2011 is lower than the midpoint of the range of the expected initial public offering price shown on the cover of this prospectus, largely because the private company valuation used for purposes of pricing stock options is based on different factors than those typically used to determine an estimated offering price range in an initial public offering. The determination of fair value as of May 23, 2011 for stock option pricing purposes took into account a third-party valuation that used a DCF methodology, which includes a terminal value based on our estimated EBTIDA performance after a five-year discrete projection period. In making this calculation, a set of actively traded public companies was used to derive an appropriate multiple to apply to our projected EBITDA. The terminal value is intended to approximate the value of our company at the end of the five-year period. Therefore, our third-party valuation firm determined that it was appropriate to use more mature public companies as comparables because they generally have more stabilized EBITDA growth rates than earlier stage public companies and as a result have multiples that more accurately reflect expected performance over the long term. Accordingly, over the last five years, we have used a largely consistent set of more mature comparable publicly held companies in our valuations.

The DCF methodology also took into account the absence of a liquid trading market for our Class A common stock and the uncertainty of our ability to access the public markets through an IPO. These factors also contribute to the difference between the May 23, 2011 valuation and the midpoint of the range of the expected initial public offering price shown on the cover of this prospectus. Specifically, the valuation applied a marketability discount of 10% to the fair value determination under the IPO scenario and a marketability discount of 30% to the fair value determination under the delayed event scenario. In addition, because the successful conclusion of an IPO was uncertain as of May 23, 2011, the higher value IPO scenario was weighted at a 75% probability.

In contrast, the initial public offering price shown on the cover of this prospectus does not factor in any discounts for illiquidity and assumes the successful completion of our IPO. The expected initial public offering price range is based in part upon multiples of projected revenues and EBITDA derived from stock prices for public companies that may have higher growth rates than the companies used to establish terminal value under the DCF methodology. The companies that were considered during discussions regarding the establishment of the expected initial public offering price range include companies that recently completed initial public offerings, including two companies that had not completed their initial public offerings at the time of our May 23, 2011 valuation. These earlier stage public companies, which generally have higher EBITDA growth rates and therefore higher multiples than more mature public companies, are not appropriate for our valuations for the purposes of establishing the fair value of our Class A common stock for stock options based on the DCF methodology that relies on a calculation of terminal value after a five-year period based on expected performance over that period.

The difference between our May 23, 2011 valuation and the initial public offering price shown on the cover of this prospectus is also the result of the increased likelihood of consummating our IPO since May 23, 2011 as a result of our progress with respect to the offering, including the filing of amendments to our registration statement, the successful completion of initial public offerings of other companies and the aftermarket performance of these companies since May 23, 2011, and the marketing of this offering since July 6, 2011.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2009-13 regarding ASC Subtopic 605-25, Revenue Recognition – Multiple-element Arrangements. This ASU addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 requires companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price, or BESP, of individual deliverables in the arrangement in the absence of vendor-specific objective evidence, or VSOE, or other third-party evidence, or TPE, of the selling price. The changes under ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified subsequent to adoption. We adopted the changes under ASU 2009-13 effective January 1, 2011. Management does not believe that the adoption of this guidance will have any impact on our financial position, results of operations, cash flows or disclosures based on the types of revenue arrangements we have historically entered into and currently have in place.

Effective October 31, 2009, we adopted the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification, or the Codification, became the source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on our financial statements.

Effective January 1, 2010, we adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, we adopted this new guidance beginning January 1, 2010, except for the additional Level 3 requirements, which we adopted effective January 1, 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on our financial statements.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily consist of fluctuations in interest rates.

Interest Rate Risk

We do not have any long-term borrowings as of December 31, 2010 or as of March 31, 2011.

Under our current investment policy, we invest our excess cash in money market funds, FDIC-insured certificates of deposits and U.S. Treasury securities. Our current investment policy seeks first to preserve principal, second to provide liquidity for our operating and capital needs and third to maximize yield without putting our principal at risk.

Our investments are exposed to market risk due to the fluctuation of prevailing interest rates that may reduce the yield on our investments or their fair value. As our investment portfolio is short-term in nature, we do not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our results of operations or cash flows to be materially affected to any degree by a sudden change in market interest rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition.

BUSINESS

Mission

Our mission is to build the most trusted and vibrant home-related marketplace to empower consumers with information and tools to make intelligent decisions about homes.

Overview

Zillow is the leading real estate information marketplace. We provide vital information about homes, real estate listings and mortgages through our website and mobile applications, enabling homeowners, buyers, sellers and renters to connect with real estate and mortgage professionals best suited to meet their needs. We are transforming the way people make home-related decisions. Zillow provides consumers and real estate professionals an “edge in real estate”.

We maintain an unwavering commitment to giving consumers free access to as much useful information as possible. Our living database of more than 100 million U.S. homes – including homes for sale, homes for rent and homes not currently on the market – attracts an active and vibrant community of users. Individuals and businesses that use Zillow have updated information on more than 28 million homes and added more than 60 million home photos, creating exclusive home profiles available nowhere else. These profiles include rich, detailed information about homes such as property facts, listing information and purchase and sale data. We provide this information to our users where, when and how they want it, both through our website and through our industry-leading mobile applications that allow consumers to access our information when they are curbside, viewing homes.

Homes are the center of peoples’ lives, the focus of some of their most important decisions and often their most valuable assets. In addition to whether to buy, sell or rent, consumers make many other important home-related decisions throughout their lifetimes, including decisions relating to refinancing or home equity loans, home maintenance and home improvement. Residential real estate is one of the largest sectors of the U.S. economy and supports a large number of professionals that provide home-related services.

Using complex, proprietary automated valuation models, we provide current home value estimates, or Zestimates, on nearly 100 million U.S. homes, and current rental price estimates, or Rent Zestimates, on nearly 100 million U.S. homes. We present residential real estate data in novel ways that have revolutionized the way consumers search for, find and understand home-related information and make real estate decisions. Consumers increasingly are turning to the Internet and mobile devices for real estate information. During May 2011, 22.0 million unique users visited our website and mobile applications, representing year-over-year growth of 102%.

Real estate and mortgage professionals are a critical part of the home-related marketplace. We enable consumers to connect with real estate and mortgage professionals best suited to meet their needs. We have created a trusted and transparent marketplace where consumers can search and read reviews on local real estate and mortgage professionals and contact those professionals on their own terms. Consumers initiate contact through our marketplace when they are ready to speak with real estate and mortgage professionals — providing those professionals with access to highly qualified clients and providing consumers with control over their decision-making process.

We generate revenues from local real estate professionals, primarily on an individual subscription basis, and from mortgage professionals and brand advertisers. Our revenues have grown significantly since our launch in 2006. For the three months ended March 31, 2010 and 2011, we generated revenues of $5.3 million and $11.3 million, respectively, an increase of 111%. For the year ended December 31, 2010, we generated revenues of $30.5 million, as compared to $17.5 million in the year ended December 31, 2009, representing an increase of 74%.

Industry Dynamics

The Importance of Homes

Homes are the center of peoples’ lives, the focus of some of their most important decisions and often their most valuable assets. Deciding where to live, which home to choose and whether and when to rent or buy are among the most important decisions a person must make. Historically, objective information and advice about the value of homes has been hard to find and keep current, even though a home’s changing value can profoundly influence many financial and personal decisions. In addition to whether to buy, sell or rent, consumers make many other important home-related decisions throughout their lifetimes, including decisions relating to refinancing or home equity loans, home maintenance and home improvement.

Large Market Opportunities

Residential real estate is one of the largest sectors of the U.S. economy and supports a large number of professionals that provide the following home-related services:

Purchase and Sale.    Sales of existing and new homes in the United States in 2010 had an aggregate transaction value of approximately $1.2 trillion, according to data published in April 2011 by the U.S. Census Bureau and NAR. Residential real estate brokerage commissions and fees were approximately $60 billion in 2010, as derived by Zillow using data released in 2011 by the U.S. Census Bureau, NAR and REAL Trends. There are more than 1.8 million licensed real estate agents in the United States, according to data published in April 2011 by the Association of Real Estate License Law Officials. In an effort to acquire new client relationships and sell homes, real estate agents and brokers spent an estimated $6.2 billion on residential advertising in 2010, according to a 2011 report published by Borrell Associates.

Rental.    The overall size of the U.S. rental housing market, including rent, utilities and insurance, exceeded $300 billion in 2009, according to data published by the U.S. Census Bureau in March 2011 and our own estimates.

Home Financing.    In 2009 in the United States, 4.6 million purchase loans were originated, representing more than $852 billion in borrowings, and 8.1 million refinancing and home equity loans were originated, representing more than $1.7 trillion in borrowings, according to data available from the Federal Financial Institutions Examination Council. These loans generated approximately $26 billion in fees for mortgage lenders and brokers, according to data available from the Federal Financial Institutions Examination Council, data released in December 2010 by the Mortgage Bankers Association and our own analysis. There were approximately 266,000 mortgage lenders and brokers in the U.S. in 2009, according to data available from the U.S. Bureau of Labor Statistics.

Home Maintenance and Improvement.    Approximately $463 billion was spent on home improvement and repair by U.S. consumers in 2010, according to an April 2011 report from the Harvard Joint Center for Housing Studies. Additionally, more than 650,000 businesses in 2007 earned the majority of their revenue by providing remodeling services, according to a January 2011 report from the Harvard Joint Center for Housing Studies.

Highly Fragmented, Local and Complex Market

The market for residential real estate transactions and home-related services is highly fragmented, local and complex. Each home has unique characteristics, including location, value, size, style, age and condition. Each consumer approaches home-related transactions with a personal set of objectives, priorities and values. Real estate agents generally operate in local markets as independent contractors with different experience and skills. These conditions create challenges for consumers and real estate and mortgage professionals alike. Consumers are challenged to find information about homes, and to find real estate and mortgage professionals who fit their individual needs. Real estate and mortgage professionals are challenged to efficiently advertise their services and identify new clients, and to measure the effectiveness of their marketing efforts.

Absence of Consumer Orientation

Historically, consumers had minimal access to comprehensive and objective residential real estate data, even though many home-related decisions are extraordinarily information-intensive. While real estate and mortgage professionals had some data, consumers did not have free, independent and easy access to it. Even when accessible, the data was difficult to interpret and analyze.

Increasing Role of the Internet and Mobile Technologies

Consumers are increasingly turning to the Internet and mobile devices for real estate information. In 2010, 89% of buyers used the Internet to search for homes and 38% of buyers found through the Internet the actual home they purchased, according to the 2010 National Association of REALTORS® Profile of Home Buyers and Sellers. With the widespread adoption of mobile and location-based technologies, consumers increasingly expect home-related information to be available on their mobile devices where, when and how they want it.

Challenges for the Consumer

Consumers thinking about homes face many important questions:

•	What is the value of my home or a home I am interested in?

•	How does the value of one home compare to the value of other homes?

•	How do I shop for and find the right home for my family?

•	How can I get meaningful information about homes for sale when I am on location in a neighborhood?

•	Who are the best local real estate professionals to help me?

•	Should I buy, sell, refinance or remodel?

•	How do I find the best mortgage loan for me?

•	What is a fair rental price for this home?

•	Which neighborhood is right for my family?

Historically, finding answers to these and other important questions was challenging for many reasons:

•

Lack of a consumer-oriented experience.    Consumers had difficulty getting and analyzing critical home-related data, such as the current values of homes in a neighborhood, transaction prices for nearby homes, price reductions on homes for sale, appropriate rental rates and other housing information. The information that was available was designed for use in connection with a purchase or sale transaction, but was not useful for consumers’ other home-related decisions and did not address many questions important to those decisions.

•	Information asymmetry. The majority of industry information sources were available to real estate and mortgage professionals, not consumers.

•

Fragmented data.    Consumers who wished to research neighborhoods, homes, real estate agents and mortgages needed a wide variety of information from disparate sources. As a result, the information was not easily comparable, and was difficult to use for making intelligent home-related decisions.

•

Difficulty finding and evaluating local real estate and mortgage professionals.    Consumers faced difficulties connecting with highly rated real estate and mortgage professionals who were knowledgeable about the local market, well-respected and responsive, because there was no transparent source of information about local real estate and mortgage professionals.

•

Mortgage loan complexity.    Getting multiple, personalized mortgage loan quotes was time-consuming, complex and required consumers to disclose sensitive personal information. Mortgage loan terms and hidden costs were difficult for consumers to understand and compare.

•

Limited information curbside.    Information about nearby listings, neighborhoods and comparable home values is generally most useful to the consumer on location and historically had been hard to obtain when curbside, viewing homes.

Challenges for Real Estate and Mortgage Professionals

The fragmented nature of the residential real estate market has made it difficult for real estate and mortgage professionals, including real estate brokers and agents and mortgage lenders, to market their services effectively. Real estate and mortgage professionals operating in this environment are challenged to build their reputations in crowded local markets, reach potential clients at the right time, distinguish themselves from other real estate and mortgage professionals and cost-effectively promote their qualifications, real estate listings or mortgage loan rates.

The Zillow Edge

We are transforming the way consumers make home-related decisions and connect with real estate and mortgage professionals. We maintain an unwavering commitment to giving consumers free access to as much useful information as possible and to providing transparency for all market participants. Our living database of homes, Zestimates and Rent Zestimates form the foundation of our products and services.

Living Database of Homes

Our dynamic and comprehensive living database includes detailed information on more than 100 million U.S. homes, or most U.S. homes, and includes homes for sale, for rent and recently sold, as well as properties not currently on the market. This database is central to the value we provide to consumers and real estate and mortgage professionals. It contains extensive information that users can search, through an easy-to-use interface, to identify, analyze and compare homes. Our database is relevant to a broad range of users, including buyers, sellers, renters, homeowners, real estate agents and other real estate professionals. It includes information such as:

•

Property facts:    Zestimate and its corresponding value range, number of bedrooms, number of bathrooms, square footage, lot size, assessed tax value and property type such as single-family, condominium, apartment, multifamily, manufactured home or land.

•

Listing information:    price, price history and reductions, dollars per square foot, days on the market, listing type (such as for sale by agent, for sale by owner, foreclosures, new construction, rentals and Make Me Move homes) open houses, property photos and estimated monthly payment.

•	Purchase and sale data: prior sales information and recent sales nearby.

We synthesize data from hundreds of automated feeds, representing information from tens of thousands of public and private sources. Applying extensive computer analytics to the data, we transform it into information that is accessible, understandable and useful.

We refer to the database as “living” because the information is continually updated by the combination of our proprietary algorithms, synthesis of third-party data from hundreds of sources, and through improvements by us and, importantly, by our community of users. User-generated content from owners, agents and others enriches our database with photos and additional property information. For example, individuals and businesses that use Zillow have updated information on more than 28 million homes in our database and added more than 60 million home photos, creating exclusive home profiles available nowhere else.

Zestimates and Rent Zestimates

We have developed industry-leading automated home valuation models that use advanced statistical methods and complex, proprietary algorithms. We use these models to provide current home value estimates, or Zestimates, on nearly 100 million U.S. homes, and current rental price estimates, or Rent Zestimates, on nearly 100 million U.S. homes. In addition, based on our Zestimates, we produce Zillow Home Value Indexes at the neighborhood, zip code, city, metropolitan statistical area, county and national levels. Our Zillow Home Value Indexes have been cited by government entities such as the Federal Reserve Bank and the Congressional Oversight Panel, university studies and respected national publications. For historical comparisons, we provide up to 15 years of Zestimate history on each home and valuable information about property and real estate market trends. Our Zestimates, Rent Zestimates and Zillow Home Value Indexes allow consumers to evaluate homes and neighborhoods, and to easily evaluate historical trends, as they contemplate critical home-related decisions.

Our living database, Zestimates and Rent Zestimates have enabled us to create innovative products and services that empower consumers, including:

•

Transformative Presentations and Tools.    Our products and services present residential real estate data in novel ways that have revolutionized the way consumers search for, find and understand home-related information, and make real estate decisions. Our map-based user interface allows users to search, navigate and zoom to areas of interest and find and compare information quickly and efficiently from a variety of different perspectives across homes, neighborhoods, cities, counties and other geographical regions. Graphical presentations of historical trends complement the map display, enabling consumers to gain valuable insights.

•

Community-Generated Content.    Our large and engaged user community, both consumer and professional, contributes relevant, unique content every day, complementing our living database with reviews of real estate and mortgage professionals and contributions to our real estate advice forums. As of June 9, 2011, we had published more than 50,000 reviews of local real estate agents and more than 7,600 reviews of mortgage professionals submitted by our users, and our users had submitted more than 420,000 questions and answers in our discussion forum, Zillow Advice. Zillow Advice allows consumers to ask questions of real estate and mortgage professionals and other consumers and quickly learn more about homes and real estate topics of interest. In particular, many of our dedicated active contributors devote substantial time sharing their expertise about Zillow and the real estate market on Zillow Advice. Real estate and mortgage professionals who participate in Zillow Advice play a key role in helping to educate consumers, and benefit from exposure to consumers and resulting referrals.

•

Trusted, Transparent Marketplace.    We have created a trusted and transparent marketplace where consumers can identify and connect with real estate and mortgage professionals that are best suited to meet their needs. Consumers initiate contact in our marketplace when they are ready to speak with real estate and mortgage professionals – providing those professionals with access to highly qualified clients and providing consumers with control over their decision-making process. As more consumers visit Zillow, more real estate and mortgage professionals are attracted, resulting in more successful matches between real estate and mortgage professionals and consumers, which in turn attracts even more professionals and consumers to Zillow.

•

Real Estate Agents.    We present consumers with ratings and contact information for the listing agent and local buyers’ agents alongside home profiles and listings to assist consumers in evaluating and selecting the real estate agent best suited for them. Our directory of local professional real estate agents augments this offering by providing detailed information about real estate professionals, including more detailed ratings and reviews.

•

Mortgage Lenders.    In Zillow Mortgage Marketplace, consumers can request free, personalized quotes based on their submission of anonymous data, such as specific loan amount, zip code, purchase price or estimated home value, and credit score. User-generated ratings and reviews of lenders are provided as a powerful tool to help consumers shop for a lender. Consumers then decide if and when to contact mortgage professionals.

•

Curbside Access.    Shopping for a home is a far more meaningful consumer experience when it occurs curbside — untethered and on location. Through our mobile applications and mobile Web site, a consumer standing curbside at a home for sale can learn about the home’s price, Zestimate, Rent Zestimate, number of bedrooms, square footage and past sales, and also learn similar information about surrounding homes in the neighborhood. Within our mobile applications and while still curbside, the home shopper can find and click to call a local real estate agent to get more information on a home or schedule a showing. With this scenario in mind, we have developed and operate the most popular platform of mobile real estate applications across iPhone, iPad, Android and BlackBerry.

Competitive Advantages

We believe we have the following competitive advantages:

•

Inimitable Database.    Our living database of homes is the result of years of substantial investment, sophisticated economic and statistical analysis, complex data aggregation and millions of user contributions. This unparalleled resource enables us to create content, products and services not available elsewhere, and attracts an active, vibrant community of users. We benefit from network effects. As more consumers come to our website to use our products and services, more real estate and mortgage professionals contribute content to distinguish themselves, thereby making our marketplace more useful and attracting additional consumers.

•

Independent Market Position and Consumer Focus.    Zillow has been built independently of any real estate industry group. We maintain an unwavering commitment to giving consumers free access to as much useful information as possible. We provide unbiased information, products and services, empowering consumers to make informed decisions about homes and the residential real estate market. We believe our independence enables us to create compelling products and services with broad consumer appeal.

•

Powerful Brand and Scale.    We have established a powerful brand identity and built a large user community in a short time. More than two-thirds of our traffic is direct, with demonstrated consumer intent to visit the Zillow brand. During May 2011, 22.0 million unique users visited our website and mobile applications, representing year-over-year growth of 102%, which we achieved with virtually no advertising expense to date.

•

Consumer-Oriented Mortgage Marketplace.    Unlike other sources of mortgage rate quotes, in Zillow Mortgage Marketplace consumers can anonymously submit mortgage loan requests and receive an unlimited number of personalized mortgage quotes directly from hundreds of consumer-rated lenders. Consumers can then choose to contact those lenders at their discretion. Because we operate this marketplace as part of our real estate home shopping experience, we can efficiently attract motivated users to the marketplace and prioritize the consumer’s experience. In 2011, consumers submitted more than 1.7 million mortgage loan requests in Zillow Mortgage Marketplace through May 31, 2011.

•

Personalized Experience.    We present consumers and real estate and mortgage professionals with many opportunities to personalize their Zillow experience, leading to more informed home shopping and financing decisions. Users can save favorite homes on Zillow and receive monthly email updates on changes in those homes’ values, listing status, price changes and other data. Users also can customize “saved searches” for any neighborhood or zip code and receive daily email updates on new homes listed for sale, for rent, or price changes for existing listed homes. Once a favorite home or search parameters are saved on Zillow, a consumer or professional may access these personalized options every time they visit Zillow on our website or through a mobile device, personalizing a Zillow experience unique to them.

•

Mobile Leadership.    Shopping for a home is a far more meaningful consumer experience when it occurs curbside — untethered and on location, so we have developed and operate the most popular mobile real estate applications across iPhone, iPad, Android and BlackBerry that enable people to access and analyze information — where, when and how they want it. During May 2011, Zillow was used on a mobile device more than 8.8 million times, with more than 1.7 million homes viewed on mobile devices each day.

•

Proven Management Team.    We believe the extensive experience and depth of our management team are distinct competitive advantages in the complex and evolving industry in which we compete. The Zillow management team has deep experience building successful consumer Internet companies. In particular, we believe that the shared experience of 11 of our executives, who held similar positions together at Expedia Inc., provides our management team with unique cohesion and insight.

Growth Strategies

Our growth strategies are:

•	Focus on Consumers. Maintain our unwavering focus on consumers and leverage our industry independence to enhance existing products and services and develop new offerings with broad consumer appeal.

•

Enhance Our Living Database.    Enhance the information in our database of homes, and use it as the foundation for new analyses, insights and tools to inform consumers throughout the home ownership lifecycle.

•

Deepen and Strengthen Our Marketplace.    Deepen and strengthen our marketplace by creating new opportunities for high-quality consumer-initiated connections with real estate and mortgage professionals when consumers want their services.

•	Efficiently Increase Brand Awareness. Expand public relations, social media and other marketing programs to efficiently increase brand awareness.

•	Leverage Our Sales Force. Leverage our sales force’s expertise and productivity with new advertising offerings.

•	Expand Our Mobile Leadership. Innovate and expand our offerings for mobile devices, launching more applications and extending our brand and products across additional mobile platforms.

•

Pursue Strategic Opportunities.    Pursue strategic opportunities, including commercial relationships and acquisitions, to strengthen our market position, enhance our capabilities and accelerate our growth.

Advertising Products and Services

We provide advertising products and services for real estate and mortgage professionals that provide useful content for consumers.

Marketplace Advertising

Premier Agent Program

Real estate agents in the Premier Agent program can purchase targeted advertising on Zillow by zip code, at prices that vary based on a number of factors. As part of the Premier Agent subscription, the agent’s ratings, photo and contact information are featured alongside home profiles and listings in the relevant zip code, giving the agent exposure to qualified home shoppers interested in homes in their subscribed zip code. Premier Agents also receive other benefits, including featured listings, showcase advertisements and designation as a Premier Agent in Zillow’s directory. Premier Agent subscribers have access to a portal on our website where we provide individualized program analytics, including detailed information on each contact and on clicks and impressions with respect to featured listings and showcase advertisements.

Zillow Mortgage Marketplace

In Zillow Mortgage Marketplace, consumers request free, personalized quotes in response to their submission of limited anonymous data, such as specific loan amount, zip code, purchase price or estimated home value, and credit score. In the first five months of 2011, consumers submitted more than 1.7 million mortgage loan requests in Zillow Mortgage Marketplace. Consumers decide if and when to contact the mortgage professionals who provide quotes. User-generated ratings and reviews of mortgage professionals are provided as a powerful tool to help consumers shop for their loans.

Display Advertising

Our display advertising primarily consists of graphical web and mobile advertising sold on a CPM basis. We offer these businesses display advertising opportunities on our home page, on individual web pages through graphical displays and text links, and on our mobile applications through display ads that are optimized for the mobile experience.

Information Products and Services

We provide consumers with information products and services to enable them to make intelligent decisions about homes.

Zestimates and Rent Zestimates

Our Zestimate and Rent Zestimate valuations are computed using complex, proprietary algorithms we have developed and refined through years of statistical analysis and technological development.

A Zestimate is our estimated current market value of a home. We generate Zestimates using proprietary information, including:

•	Physical attributes: location, lot size, square footage, number of bedrooms and bathrooms and many other details.

•	Tax assessments: property tax information, actual property taxes paid, exceptions to tax assessments and other information provided in the tax assessors’ records.

•	Prior and current transactions: actual sale prices over time of the home itself and comparable recent sales of nearby homes.

We use proprietary automated valuation models that apply advanced algorithms to analyze our data to identify relationships, within a specific geographic area, between this home-related data and actual sales prices. Home characteristics, such as square footage, location or the number of bathrooms, are given different weights according to their influence on home sale prices in each specific geography over a specific period of time, resulting in a set of valuation rules, or models, that are applied to generate each home’s Zestimate.

To improve the accuracy of our Zestimates, our algorithms automatically remove or reconcile data that would otherwise inappropriately skew the valuation rules. In addition, our algorithms will automatically generate a new set of valuation rules based on the constantly changing universe of data included in our database. This allows us to provide timely home value information on a massive scale. Three times a week, we create more than 1.2 million unique valuation models, built atop 3.2 terabytes of data, to generate current Zestimates on nearly 100 million U.S. homes.

We publicly disclose the accuracy of our Zestimates to further empower consumers in assessing a home’s value. The accuracy may be impacted by a variety of factors, including the amount of data about homes we have for a particular geographic area.

A Rent Zestimate is our estimated current monthly rental price of a home, computed using similar automated valuation models we have designed to address the unique attributes of a rental home. We estimate rental prices on nearly 100 million homes, including apartments, single-family homes, condominiums and townhomes.

Rich, Searchable Home-Related Data and Analysis

We provide consumers and real estate professionals with a rich set of home-related information. Through our website or mobile applications, users can access detailed information about homes, including:

Value Information	Zestimate	Prior sale prices
	Rent Zestimate	Historical Zestimate values
	For sale price	Historical Rent Zestimate values
	Estimated mortgage payment	Zillow Home Value Index
	Rental price	Tax-assessed value
	Make Me Move price	Property taxes paid

Home Details	Bedrooms	Number of stories
	Bathrooms	Number of units in building
	Square footage	Finished basement
	Lot size	Cooling system
	Year built	Heating system
	Property type	Heat source
	County	Fireplace
	Parcel number	Exterior material
	Legal description	Parking type

Neighborhood Information	School district	High school
	Elementary school	Walkability
	Middle school	Transit access

Listing Details	Price	Price reductions
	Listing agent information	Days on Zillow
	Listing brokerage information	MLS number
Link to listing source

Consumers and real estate professionals can update property information, including, for example, by adding home photos and personalized information regarding the neighborhood or school district, creating exclusive home profiles available nowhere else.

Our map-based user interface enables our users to search, navigate and zoom to areas of interest and find and compare home information quickly and efficiently from a variety of different perspectives across homes, neighborhoods, cities, counties and other geographical regions. Our consumer search experience supports complex search queries and filters across our data set of homes, allowing consumers to customize their searches and gain actionable insights.

Our team of economists and statisticians generates unbiased local and national real estate data and analysis on 371 metropolitan areas and approximately 7,000 individual neighborhoods that we provide to consumers and real estate and mortgage professionals at no cost. This gives our users access to local market trends and data, such as home price cuts, list to sale price ratio and foreclosure data that was historically not easily obtained, if available at all. Users can compare these metrics across neighborhoods and different time periods using our real-time charting and filtering.

For Sale and Rental Listings

We provide comprehensive for sale and rental listings through relationships with real estate brokerages, real estate listings aggregators, multiple listing services, apartment management companies, home builders and other third-parties. In addition, we provide consumers with access to exclusive home listings, such as our Make Me Move listings, which are a homeowner’s posted price at which they would be willing to move. We also show listings that may not be available on other sources, such as for sale by owner, foreclosure and rental listings. Real estate agents and landlords may feature and gain more exposure for their listings through our advertising products.

Marketplace of Real Estate Agents

We present consumers with ratings and contact information for the listing agent and local buyer’s agents alongside home profiles and listings for homes to assist them in evaluating and selecting the real estate agent best suited for them. We enhance this offering by providing an online professional directory for consumers to search and contact real estate professionals that they might wish to engage. Our directory includes rich profiles of real estate professionals, including more than 50,000 ratings and reviews provided by our users as of June 9, 2011, allowing consumers to evaluate these agents based on a number of criteria, including neighborhood specialization, number of listings and number of contributions to Zillow Advice.

Home-Related Advice and Discussions

Consumers have many questions and often seek advice during various stages of their home-ownership lifecycle. The Zillow Advice section of our website captures questions and discussion topics from our users, both consumers and real estate and mortgage professionals. This allows our consumers to ask questions of other consumers and real estate and mortgage professionals and quickly learn more about relevant topics. Our users have submitted more than 420,000 questions and answers to Zillow Advice as of June 9, 2011. Zillow Advice also provides real estate and mortgage professionals with an opportunity to help educate consumers and demonstrate their local expertise. These discussions and content are also indexed and searchable by geography and other custom parameters, allowing users to quickly find the information they seek. Email updates are used to provide ongoing monitoring and delivery of posts related to topics of interest.

Mobile Access

We operate the most popular platform of mobile real estate applications across iPhone, iPad, Android and BlackBerry. Our mobile real estate applications provide consumers and real estate and mortgage professionals with mobile, on location access to many of our products and services, including Zestimates, Rent Zestimates, for sale and rental listings and extensive home-related data. Through our mobile applications, for example, a consumer standing curbside at a home for sale can learn about the home’s price, Zestimate, number of bedrooms, and square footage and past sales, as well as similar information about surrounding homes. The consumer can call a real estate professional through our mobile applications to get more information or schedule a showing. During May 2011, Zillow was used on a mobile device more than 8.8 million times, with more than 1.7 million homes viewed on mobile devices each day.

Marketing

At Zillow, marketing starts with product development. We create compelling consumer products that people want to talk about and share. This enables us to execute a robust and viral communications program that is the primary driver of our brand and traffic acquisition efforts. We launched the Zillow brand with communications at the core of our marketing strategy, which has allowed us to grow to 22.0 million unique users during May 2011 with virtually no advertising expense to date.

Our communications team includes former print and broadcast journalists, who have established Zillow as an authoritative source for information on a broad range of home and real estate-related subjects. A typical week includes commentary from our real estate experts across dozens of national print and broadcast media outlets, guest opinion pieces or blog posts by our chief economist, and wide-ranging national and local media coverage of Zillow products, listings, data, and consumer tips. We also produce considerable home and real estate-related content on Zillow Blog that is syndicated across numerous prominent media sites. Zillow Blog content ranges from real estate market trends, to home financing tips, to celebrity real estate listings.

We focus substantial public relations effort around the marketing of our Zillow Real Estate Market Reports, which are in-depth reports produced by our economics and analytics bureau for 134 U.S. markets. Data is released on a monthly and quarterly basis, and Zillow data is widely used by government entities such as the Federal Reserve and Congressional Oversight Panel, as well as regularly featured in respected media outlets such as the Wall Street Journal, New York Times, Bloomberg, Reuters and across numerous national network and cable news shows including CNBC, CNN, Fox News, Bloomberg and MSNBC. We believe the considerable effort we have spent on public relations and social media has allowed us to build a large and credible brand.

Our living database of homes creates significant opportunities for home-ownership lifecycle marketing. A typical person will at various times in life be a renter, buyer, homeowner, mortgage refinancer or seller, and this presents opportunities to communicate with consumers over many years, not just during a transaction. We actively segment and communicate with our users through email and social media channels. In 2010, we sent more than 125 million email messages to Zillow email subscribers, and we see substantial opportunities to grow home-ownership lifecycle marketing.

We believe Zillow has considerable opportunity to increase brand awareness and grow traffic through product development, targeted marketing programs and strategic partnerships.

Sales and Customer Support

Our sales team is responsible for generating advertising customers across our website and mobile applications.

We use a Seattle-based inside sales team to sell Premier Agent subscriptions to real estate agents and Zillow Mortgage Marketplace advertising to mortgage lenders. We attract these customers through a combination of outbound calling and inbound customer requests generated from our website and event marketing activities.

We also maintain a field sales team based in New York, with additional offices in Chicago and San Francisco, to specifically target larger advertising customers in the real estate and related content categories, such as real estate brokerages, home builders, lenders and home service providers, as well as advertisers in the telecommunications, automotive, insurance and other industries. Our field sales team develops direct relationships with these advertisers and the agencies that serve them.

As part of our sales and distribution strategy, we entered into a strategic relationship with Yahoo! Inc. that launched in the first quarter of 2011. Our sales team serves as the exclusive sales force for real estate agent advertising and certain graphical advertising on the Yahoo! Real Estate site.

We believe that customer support is important to our success. Our customer support team, which is located in Seattle, responds to commercial, technical and consumer issues from our user community and advertisers. The Zillow Advice forum augments our direct customer support by enabling consumers to obtain answers to questions from our employees and other members of our user community, including real estate and mortgage professionals.

Technology and Infrastructure

Zillow is a data- and technology-driven company. Our technical infrastructure, website and mobile products are built to provide consumers and real estate and mortgage professionals with access to rich real estate data and powerful online tools to help them accomplish their home-related goals. Many of our services are available through real-time web-based application programming interfaces that allow our information to be easily integrated into third-party websites. We provide HTML and Javascript-based widgets to allow easy integration of Zillow information onto other websites, with little custom programming. Our technology platform is built using industry-leading third party software and internally developed software as well as open source technologies. This combination allows for rapid development and release of high-performance software in a cost-effective and scalable manner. For information about our research and development costs, see Note 2 of the accompanying notes to our financial statements included with this prospectus.

Our website is hosted at a third-party facility located in the Seattle area. Content delivery network solutions have been put in place to ensure fast and local access to content. Development and test environments are located in a data center we manage at our corporate headquarters. Network, website, service and hardware-level monitoring, coupled with remote-content monitoring allow our systems to maintain a high level of uptime and availability with high-performance delivery.

Intellectual Property

We protect our intellectual property through a combination of trademarks, trade dress, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology.

Our trademarks registered in the United States and several other jurisdictions include: “Zillow,” “Zillow.com,” “Zestimate” and the Zillow logo. We also have filed other trademark applications in the United States and certain other jurisdictions and will pursue additional trademark registrations to the extent we believe it will be beneficial and cost-effective.

We have one patent issued in the United States that expires in 2026, and one patent issued in Australia that expires in 2027. These cover proprietary techniques that relate to the incorporation of individual aerial images and incorporating visual information into a master planar image, and the collection, storage and display of home attribute values. We have 11 patent applications pending in the United States, which seek to cover proprietary techniques relevant to our products and services. We intend to pursue additional patent protection to the extent we believe it will be beneficial and cost-effective.

We are the registered holder of a variety of domestic and international domain names that include “Zillow,” our other trademarks, and similar variations.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners. Our employees and contractors are also subject to invention assignment provisions. We further control the use of our proprietary technology and intellectual property through provisions in both our general and product-specific terms of use on our website.

Competition

We face competition to attract consumers to our website and mobile applications and to attract advertisers to purchase our advertising products and services.

Competition for Consumers

We compete for the attention of consumers with companies that operate, or could develop, national and local real estate and mortgage websites. We compete for consumers primarily on the basis of the quality of the consumer experience, the utility of the data and services we provide, the breadth, depth and accuracy of information, and brand awareness and reputation, and competition for consumer attention is intense. We believe we compete favorably on these factors.

Competition for Advertisers

We compete for advertising customers with media sites, including websites dedicated to providing real estate and mortgage information and services to real estate professionals and consumers, and major Internet portals, general search engines and social media sites, as well as other online companies. We also compete for a share of advertisers’ overall marketing budgets with traditional media such as television, magazines, newspapers and home/apartment guide publications, particularly with respect to advertising dollars spent at the local level by real estate agents and mortgage lenders to advertise their qualifications or listings. We compete for advertising revenues based on perceived return on investment, the effectiveness and relevance of our advertising products, pricing structure and our ability to effectively deliver types of ads to targeted demographics. We believe we compete favorably on these factors.

Employees and Company Culture

As of May 31, 2011, we had 275 full-time employees. We believe that our team and company culture has been among the keys to our success. As a team, we embrace the following principles:

• The Consumer is #1.	This is our guiding principle. We are nothing without consumers and we stay focused on them first.

• Passion.	Our passion is to continually listen to our users and customers and innovate, creating a trusted and vibrant online real estate community.

• Intelligence.	Our business is creating intellectual property and that requires us to think smart.

• Respect.	We listen and give respect.

• Excellence.	We do things well and we take pride in our work.

• Integrity.	We do the right thing.

Government Regulation

We are affected by laws and regulations that apply to businesses in general, as well as to businesses operating on the Internet. This includes a continually expanding and evolving range of laws, regulations and standards that address information security, data protection, privacy, consent and advertising, among other things. By providing a medium through which users can post content and communicate with one another, we may also be subject to laws governing intellectual property ownership, obscenity, libel, and privacy, among other issues. In addition, the real estate agents, mortgage brokers, banks, and some of our other customers and advertisers on our website and mobile applications are subject to various state and federal laws and regulations relating to real estate and mortgages. While we do not believe that we are currently subject to these regulations, we intend to ensure that any content created by Zillow is consistent with them by obtaining assurances of compliance from our advertisers and customers for their activities through, and the content they provide on, our website and mobile applications. Since the laws and regulations governing real estate and mortgages are constantly evolving, it is possible that some part of our business activities could fall within the scope of regulation or be prohibited altogether at some point in the future.

Legal Proceedings

In March 2010, Smarter Agent, LLC, a provider of mobile real estate applications, filed a complaint against us and multiple other defendants for patent infringement in the U.S. District Court for the District of Delaware. The complaint alleges, among other things, that our mobile technology infringes three patents held by Smarter Agent purporting to cover: a “Global positioning-based real estate database access device and method,” a “Position-based information access device and method” and a “Position-based information access device and method of searching,” and seeks an injunctive order against the alleged infringing activities and an award for damages. We have denied the allegations and asserted counterclaims seeking declarations that we are not infringing the patents and that the patents are invalid. In November 2010, the U.S. Patent and Trademark Office granted our petition for re-examination of the three patents-in-suit and its first office action found all claims invalid. In March 2011, the court stayed the litigation pending the completion of the re-examination proceedings.

In April 2010, First American CoreLogic, a provider of information and analytic services, filed a complaint against us and multiple other defendants for patent infringement in the U.S. District Court for the Eastern District of Texas. The complaint alleges, among other things, that our website technology infringes a patent purporting to cover a “Real estate appraisal using predictive modeling,” and seeks an injunctive order against the alleged infringing activities and an award for damages. We have denied the allegations and asserted counterclaims seeking declarations that we are not infringing the patent, and that the patent is unenforceable and invalid.

In September 2010, LendingTree, LLC, a provider of an online lending marketplace, filed a complaint against us, and other defendants, for patent infringement in the U.S. District Court for the Western District of North Carolina. The complaint alleges, among other things, that our website technology infringes two patents purporting to cover a “Method and computer network for coordinating a loan over the internet,” and seeks an injunctive order against the alleged infringing activities and an award for damages. We have denied the allegations and asserted counterclaims seeking declarations that we are not infringing the patents and that the patents are unenforceable and invalid.

Although the results of litigation cannot be predicted with certainty, we currently believe we have substantial and meritorious defenses to these claims and that the final outcome of these litigation matters will not have a material effect on our business, financial position, results of operations or cash flow.

From time to time, we are involved in litigation and claims that arise in the ordinary course of business and although we cannot be certain of the outcome of any such litigation or claims, nor the amount of damages and exposure that we could incur, we currently believe that the final disposition of such matters will not have a material effect on our business, financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Facilities

In March 2011, we entered into a lease effective through November 2022 for approximately 66,000 square feet of office space that will house our principal offices beginning approximately in August 2011. This new office space will replace our current 46,000 square feet of office space for our principal offices in Seattle under a lease that expires in February 2013. We lease additional office space in San Francisco, Chicago and New York.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of July 15, 2011:

Name	Age	Position
Spencer M. Rascoff(1)	35	Chief Executive Officer
Richard Barton	44	Executive Chairman and Director
Lloyd D. Frink	46	Vice Chairman, President and Director
David A. Beitel	42	Chief Technology Officer
Amy Bohutinsky	36	Chief Marketing Officer
Chad M. Cohen	36	Chief Financial Officer and Treasurer
Kathleen Philips	44	General Counsel
Greg M. Schwartz	38	Chief Revenue Officer
Erik Blachford	44	Director
J. William Gurley	45	Director
Jay C. Hoag	53	Director
Gregory B. Maffei	51	Director
Gordon Stephenson	45	Director

(1)	Mr. Rascoff will become a Class I director of our board of directors immediately after the closing of this offering.

Executive Officers

Spencer M. Rascoff has served as our Chief Executive Officer since September 2010 and will become a member of our board of directors immediately after the closing of this offering. Mr. Rascoff joined our company as one of our founding employees in 2005 as Vice President of Marketing and Chief Financial Officer and served as our Chief Operating Officer from December 2008 until he was promoted to Chief Executive Officer. From 2003 to 2005, Mr. Rascoff served as Vice President of Lodging for Expedia, Inc., an online travel company. In 1999, Mr. Rascoff co-founded Hotwire, Inc., an online travel company, and managed several of Hotwire’s product lines before Hotwire was acquired in 2003 by IAC/InterActiveCorp, a holding company of Internet businesses and Expedia, Inc.’s parent company at the time. Mr. Rascoff served in the mergers and acquisitions group at Goldman, Sachs & Co. and also held other positions at TPG Capital, Bear Stearns and Allen & Company prior to that time. Mr. Rascoff serves on the board of directors of Room 77, a privately held online travel company, and ezRez Software, Inc., a privately held travel software company. Mr. Rascoff graduated cum laude with a B.A. in Government from Harvard University, and he serves on Harvard University’s Digital Community & Social Networking Advisory Group. Mr. Rascoff is qualified to serve on our board of directors due to the perspective and experience he brings as our Chief Executive Officer and his extensive background in the Internet industry.

Richard Barton is our co-founder and has served as our Executive Chairman since September 2010. Mr. Barton has been a member of our board of directors since our inception in December 2004 and served as our Chief Executive Officer from our inception until September 2010. Mr. Barton has served as a venture partner at Benchmark Capital, a venture capital firm, since February 2005. Prior to co-founding our company, Mr. Barton founded Expedia as a group within Microsoft Corporation, a software company, in 1994, which Microsoft spun out as Expedia, Inc. in 1999 and Mr. Barton served as Expedia’s President, Chief Executive Officer and as a member of its board of directors from 1999 to 2003. Mr. Barton also co-founded and has served as Non-Executive Chairman of Glassdoor.com, a salaries and reviews website for companies, since January 2008 and TravelPost, a travel review website, since March 2010, and serves on the boards of directors of several other privately held companies. Mr. Barton serves on the board of directors of Netflix, Inc., an online media subscription service provider. Mr. Barton holds a B.S. in General Engineering: Industrial Economics from Stanford University. Mr. Barton is qualified to serve on our board of directors because of the strategic and technical insight he brings as a founder of companies in the Internet industry, including experience in marketing products to consumers through the Internet, and because of his extensive and in-depth knowledge of our business as one of our co-founders and as one of our largest shareholders. As a former chief executive officer and director of other public companies, Mr. Barton brings managerial, operational and corporate governance experience to our board of directors.

Lloyd D. Frink is our co-founder and has served as our Vice Chairman since March 2011, as a member of our board of directors since our inception in December 2004, and as our President since February 2005. Mr. Frink previously served as our Vice President from December 2004 to February 2005, as our Treasurer from December 2009 to March 2011 and as our Chief Strategy Officer from September 2010 to March 2011. From 1999 to 2004, Mr. Frink was at Expedia, Inc., where he held many leadership positions, including Senior Vice President, Supplier Relations, in which position he managed the air, hotel, car, destination services, content, merchandising and partner marketing groups from 2003 to 2004. From 1988 to 1999, Mr. Frink was at Microsoft Corporation, where he worked in many leadership roles, including as part of the original Expedia team and as a Group Program Manager from 1991 to 1995 and 1997 to 1999. Mr. Frink holds a B.A. in Economics from Stanford University. Mr. Frink is qualified to serve on our board of directors because of his extensive background and experience with Internet-based and technology companies, including experience in marketing products to consumers through the Internet, combined with his in-depth knowledge of our business as one of our co-founders and as one of our largest shareholders.

David A. Beitel has served as our Chief Technology Officer since February 2005. From 1999 to 2005, Mr. Beitel was at Expedia, Inc., where he held many leadership positions, including Chief Technology Officer from 2003 to 2005 and Vice President of Product Development from 1999 to 2003. From 1992 to 1999, Mr. Beitel held many leadership positions at Microsoft Corporation, including Development Lead in the handheld computing group and as a member of the original Expedia team. Mr. Beitel holds a B.S. and an M.E. in Computer Science, both from Cornell University.

Amy Bohutinsky has served as our Chief Marketing Officer since March 2011. Since joining our company in 2005, Ms. Bohutinsky has held many leadership positions, including Vice President of Marketing and Communications from September 2010 to March 2011, Vice President of Communications between August 2008 and September 2010, and Director of Communications between August 2005 and August 2008. From 2001 to 2005, Ms. Bohutinsky held many leadership positions at Hotwire, Inc., including Director of Corporate Communications. Ms. Bohutinsky previously worked for Blanc & Otus, a technology public relations firm, from 2000 to 2001 and was formerly a broadcast journalist with various local network affiliates. Ms. Bohutinsky holds a B.A. in Journalism and Mass Communications from Washington & Lee University.

Chad M. Cohen has served as our Chief Financial Officer and Treasurer since March 2011. Mr. Cohen served as our Controller from June 2006 to March 2011 and as our Vice President of Finance from September 2010 to March 2011. Mr. Cohen served as Assistant Controller and Financial Integrity Manager for Ticketmaster Entertainment, Inc., a vendor of live event tickets, from 2003 to 2006. Mr. Cohen served as Vice President and Assistant Controller for Countrywide Financial Corporation, a mortgage lender, in 2002. Prior to Mr. Cohen’s employment at Countrywide, he served as Supervising Senior Auditor at Ernst & Young LLP, a provider of assurance, tax, transaction and advisory services, where he worked in their Technology, Communications and Entertainment practice between 1998 and 2002. Mr. Cohen worked as a Financial Planning Analyst for Novellus Systems, a provider of advanced process equipment for the semiconductor industry, from 1997 to 1998. Mr. Cohen holds a B.S. in Business Administration from Boston University and is licensed as a Certified Public Accountant in the State of California.

Kathleen Philips has served as our General Counsel since July 2010. Ms. Philips served as General Counsel at FanSnap, Inc., a search engine for live event tickets, from June 2008 to June 2010, as General Counsel at Pure Digital Technologies, Inc., the producer of Flip Video camcorders, from September 2007 to June 2008 and as General Counsel at StubHub, Inc., an online live event ticket marketplace, from May 2005 to April 2006. Ms. Philips served as General Counsel at Hotwire, Inc., from 2001 to 2004 and as its Corporate Counsel from 2000 to 2001. Ms. Philips was an attorney in private practice at Cooley Godward LLP from 1998 to 2000 and at Stoel Rives LLP from 1997 to 1998. Ms. Philips holds a B.A. in Political Science from the University of California, Berkeley, and a J.D. from the University of Chicago.

Greg M. Schwartz has served as our Chief Revenue Officer since September 2010. Prior to his promotion to Chief Revenue Officer, Mr. Schwartz served as our Vice President of Sales from March 2007 to September 2010. Prior to joining our company, Mr. Schwartz was Vice President of Advertising Sales at CNNMoney.com, a financial media company, from July 2005 to March 2007. From August 2001 to July 2005, Mr. Schwartz served as National Accounts Director for the Automotive and Finance properties of Yahoo!, Inc., an online search company. Mr. Schwartz held various positions at DoubleClick, Inc., an online advertising company, from 1998 to 2000, including Director of Business Development. Mr. Schwartz holds a B.A. in Political Science from Hamilton College.

Non-Employee Directors

Erik Blachford has served as a member of our board of directors since May 2005. Mr. Blachford has served as the Chairman and Chief Executive Officer of Butterfield & Robinson, Inc., a travel company, since October 2009, as Executive Chairman at TerraPass, Inc., a carbon offset company, since September 2009, and as a venture partner at Technology Crossover Ventures, a private equity and venture capital firm, since March 2011. From May 2007 to August 2009, Mr. Blachford served as Chief Executive Officer at TerraPass, Inc. From March 2003 to December 2004, Mr. Blachford served as Chief Executive Officer of Expedia, Inc. and Chief Executive Officer of IAC/InterActiveCorp’s travel division, IAC Travel. From January 2003 to December 2004, Mr. Blachford served as President of Expedia North America and Expedia Senior Vice President of Marketing & Programming. Mr. Blachford previously served on the boards of directors of Expedia, Inc. from April 2003 to September 2003, and Points International Ltd., a reward-program management portal, from June 2003 to December 2004. Mr. Blachford currently serves as a member of the boards of directors of several privately held companies. Mr. Blachford also serves on the U.S. National Council of the World Wildlife Fund. Mr. Blachford holds a B.A. in English and a certificate in theater from Princeton University, and an M.B.A. from Columbia University’s Graduate School of Business. Mr. Blachford is qualified to serve on our board of directors because he brings strategic, operational and corporate governance experience as a former chief executive officer and director of a public company in the Internet industry. In addition, Mr. Blachford brings experience with respect to marketing products to consumers through the Internet.

J. William Gurley has served as a member of our board of directors since October 2005. Mr. Gurley serves as a general partner of Benchmark Capital, a venture capital firm, which he joined in March 1999. Prior to joining Benchmark Capital, Mr. Gurley was a partner with Hummer Winblad Venture Partners, a venture capital firm, from 1997 to 1998 and a research analyst for Credit Suisse First Boston, an investment bank, from 1993 to 1996. From 1989 to 1991, Mr. Gurley served as a design engineer at Compaq Computer Corporation, a personal computer company that was acquired by Hewlett-Packard in 2002. Mr. Gurley has also served on the board of directors of OpenTable, Inc., an online restaurant reservations service provider, since 2000. Mr. Gurley previously served as a member of the boards of directors of Shopping.com, a price comparison service, which was acquired by eBay, Inc., from 1999 to 2005 and JAMDAT Mobile Inc., a mobile entertainment provider, which was acquired by Electronic Arts, Inc., from 2003 to 2006. Mr. Gurley holds a B.S. in Computer Science from the University of Florida and an M.B.A. from the University of Texas. Mr. Gurley is qualified to serve on our board of directors because of the strategic insights and financial experience he brings as a venture capital investor. Due to Mr. Gurley’s service on the boards of directors of a variety of private and public companies in the Internet and technology industries, he is familiar with a full range of corporate and board functions.

Jay C. Hoag has served as a member of our board of directors since October 2005. Since June 1995, Mr. Hoag has served as a founding General Partner at Technology Crossover Ventures, a private equity and venture capital firm. Mr. Hoag has served on the boards of directors of Netflix, Inc., since 1999, and Tech Target, Inc., a marketing service provider, since 2004. Mr. Hoag also serves on the boards of directors of several privately held companies. Mr. Hoag served on the boards of directors of TheStreet.com, a financial media company, from November 2007 to January 2009, Expedia, Inc., from June 2000 to August 2003, Altiris, Inc., a software company acquired by Symantec Corporation, from February 2002 to April 2007, and eLoyalty Corporation, an integrated contact solutions and behavioral analytics services company, from August 1999 to May 2007. Mr. Hoag holds a B.A. from Northwestern University and an M.B.A. from the University of Michigan. As a venture capital investor, Mr. Hoag brings strategic insights and financial experience to our board of directors. He has evaluated, invested in and served as a board member in numerous companies, both public and private and is familiar with a full range of corporate and board functions. His many years of experience in helping companies share and implement strategy provide our board of directors with unique perspectives on matters such as risk management, corporate governance, talent selection and management.

Gregory B. Maffei has served as a member of our board of directors since May 2005. Mr. Maffei has served as Chief Executive Officer of Liberty Media Corporation, a holding company of businesses in the electronic retailing, media, communications and entertainment industry, since February 2006 and served as Chief Executive Officer-Elect from November 2005 to February 2006. Mr. Maffei served as President and Chief Financial Officer of Oracle Corporation, a business software and hardware systems company, during 2005 and as Chairman and Chief Executive Officer of 360networks Corporation, a wholesale provider of Internet connectivity services, from 2000 until 2005. Previously, Mr. Maffei was the Chief Financial Officer of Microsoft Corporation from 1997 to 2000. Mr. Maffei has served on the board of directors of Sirius, a satellite radio company, since 2009. Mr. Maffei served on the board of directors of DIRECTV (or its predecessor), a provider of digital television entertainment services, from June 2008 to June 2010, as a director of Electronic Arts, Inc., an interactive entertainment software company, from 2003 to June 2010, as a director of Expedia, Inc. from 1999 to 2003 and Chairman from 1999 to 2002, and as a director of Starbucks Corporation, a retailer of specialty coffee, from 1999 to 2006. Mr. Maffei holds an A.B. from Dartmouth College and an M.B.A. from Harvard Business School, where he was a Baker Scholar. Mr. Maffei is qualified to serve on our board of directors because he brings significant financial and operations experience due to his current and former leadership roles at public companies in the technology industry. Mr. Maffei provides our board of directors with an executive and leadership perspective on the operations and management of large public companies and risk management principles.

Gordon Stephenson has served as a member of our board of directors since May 2005. Mr. Stephenson is the co-founder and has been the Managing Broker of Real Property Associates (RPA), an independent real estate brokerage in the Pacific Northwest, since its inception in 1991. Prior to founding RPA, Mr. Stephenson was an associate broker with Prudential MacPhersons and Windermere Real Estate, both of which are real estate sales and brokerage companies based in Seattle, Washington. Mr. Stephenson holds a B.A. in Economics from Stanford University. Mr. Stephenson is qualified to serve on our board of directors because he brings extensive experience in the real estate industry as a founder of a real estate brokerage firm.

Board Independence and Composition

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Blachford, Gurley, Hoag, Maffei and Stephenson do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of The Nasdaq Global Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

The board of directors also considered the following transactions, relationships and arrangements that are not required to be disclosed in this prospectus as related person transactions. With respect to the independence of

Mr. Gurley, the board considered that Mr. Barton, one of our founders and our Executive Chairman, provides advisory services in a non-employee capacity to Benchmark Capital, a venture capital firm where Mr. Gurley serves as a General Partner. These services include the identification and evaluation for Benchmark of potential investments and related advice. Mr. Barton has also invested in certain of Benchmark’s venture capital funds, which capital commitments represent less than 0.5% of the total committed capital of each of the funds. In exchange for Mr. Barton’s services, Benchmark pays a portion of Mr. Barton’s capital commitments to the funds. With respect to the independence of Mr. Hoag, the board considered that Mr. Barton has invested in TCV V, L.P., a private equity and venture capital fund, and other related funds of Technology Crossover Ventures, or TCV Funds. Mr. Hoag is a member of the general partner of the TCV Funds. Mr. Barton’s capital commitment in these funds represents less than 0.2% of the total committed capital of the funds. With respect to the independence of Mr. Blachford, the board considered that (a) Messrs. Blachford and Barton are 50% co-owners of a condominium, (b) Mr. Blachford serves on the boards of directors of two privately-held companies in which Mr. Barton is an investor and, for one of the companies, also serves as a board member, and (c) Mr. Blachford serves as a venture partner of TCMI, Inc., a management entity associated with the TCV Funds.

In connection with this offering, all of our outstanding convertible preferred stock will be converted into shares of our Class A common stock and all existing contractual rights to appoint directors will be terminated. In accordance with our amended and restated articles of incorporation and our amended and restated bylaws that will become effective in connection with the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms as follows:

•	the Class I directors will be Erik Blachford, Spencer M. Rascoff and Gordon Stephenson, and their terms will expire at our first annual meeting of shareholders held after this offering;

•	the Class II directors will be Richard N. Barton and Lloyd D. Frink, and their terms will expire at our second annual meeting of shareholders held after this offering; and

•	the Class III directors will be J. William Gurley, Jay C. Hoag and Gregory B. Maffei, and their terms will expire at our third annual meeting of shareholders held after this offering.

At each annual meeting of our shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by our board of directors.

Board Committees

Our board of directors has established, effective prior to the closing of this offering, an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee will, effective prior to the closing of this offering, consist of Erik Blachford, J. William Gurley and Gregory B. Maffei, with Mr. Maffei serving as Chair. Our audit committee will oversee our corporate accounting and financial reporting process and internal accounting and financial controls and audits of the financial statements. Our audit committee will also evaluate the independent auditor’s qualifications, independence and performance; engage and provide for the compensation of the independent auditor; establish the policies and procedures for the retention of the independent auditor to perform any proposed permissible non-audit services; review our annual audited financial statements; review our critical accounting policies, our disclosure controls and procedures and internal controls over financial reporting; discuss with management and the independent auditor the results of the annual audit and the reviews of our quarterly unaudited financial statements; and review related-person transactions that would be disclosed under Item 404 of Regulation S-K. Our board of directors has determined that each of our audit committee members meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Global Market. In making this determination, our board of directors considered that Benchmark Capital, where Mr. Gurley serves as a General Partner, beneficially owns more than 10% of our Class A common stock. However, because Benchmark Capital’s ownership represents less than 2.5% of the outstanding voting power of our capital stock as of May 31, 2011, our board of directors concluded that such beneficial ownership does not cause Benchmark Capital or Mr. Gurley to be an “affiliate” of our company that would impair Mr. Gurley’s independence as a member of our audit committee. Our board of directors has determined that Mr. Maffei is an audit committee financial expert as defined under the applicable rules and regulations of the SEC. The audit committee will operate under a written charter to be effective prior to the closing of this offering that satisfies the applicable rules of the SEC and the listing requirements and rules of The Nasdaq Global Market.

Compensation Committee

Our compensation committee will, effective prior to the closing of this offering, consist of Erik Blachford, Jay C. Hoag and Gordon Stephenson, with Mr. Hoag serving as Chair. Our compensation committee will review our overall compensation philosophy and related policies relating to the compensation and benefits of our officers and employees, including reviewing and approving goals and objectives relevant to compensation of our Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, setting compensation of these officers based on such evaluations and otherwise overseeing our compensation plans, policies and programs for our executive officers. The compensation committee will also administer the issuance of stock options and other awards under our stock plans. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the applicable rules and regulations of The Nasdaq Global Market and the Internal Revenue Code of 1986, as amended. The compensation committee will operate under a written charter to be effective prior to the closing of this offering that satisfies the applicable listing requirements and rules of The Nasdaq Global Market.

Nominating and Governance Committee

Our nominating and governance committee will, effective prior to the closing of this offering, consist of J. William Gurley and Gordon Stephenson, with Mr. Gurley serving as Chair. The nominating and governance committee will be responsible for overseeing evaluations of our board and its committees and making recommendations regarding candidates to serve on our board of directors and the size and composition of our board. In making such recommendations, the nominating and governance committee will consider director selection guidelines approved by our board of directors. In addition, the nominating and governance committee will be responsible for overseeing our governance guidelines and reporting and making recommendations concerning governance matters. The nominating and governance committee will operate under a written charter to be effective prior to the closing of this offering that satisfies the applicable listing requirements and rules of The Nasdaq Global Market.

Director Compensation

Prior to this offering, we had not implemented a formal policy with respect to compensation payable to our non-employee directors for service as directors. We currently do not provide any cash compensation to our non-employee directors. From time to time, we have granted stock options to our non-employee directors for their service on our board of directors. We do, however, reimburse our directors for expenses associated with attending meetings of our board and meetings of committees of our board.

The following table provides information regarding stock options granted to certain of our non-employee directors during 2010. We did not pay cash or other non-equity compensation to our non-employee directors during 2010. Directors who are also our employees receive no additional compensation for their service as a director. During 2010, Mr. Rascoff, Mr. Barton and Mr. Frink were employees. Their compensation is discussed under the heading “Executive Compensation.”

Name	Option Awards ($)(1)(2)	Total ($)
Erik Blachford	9,830	9,830
J. William Gurley	—	—
Jay C. Hoag	—	—
Gregory B. Maffei	9,830	9,830
Gordon Stephenson	9,830	9,830

(1)	Amounts reflect aggregate grant date fair value of the option awards granted during 2010, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718. Assumptions used to calculate these amounts are described in Note 11, “Share-Based Awards,” to our financial statements included in this prospectus. Each stock option was granted on September 15, 2010 for 7,396 shares, has a per share exercise price of $3.25 and was fully vested upon grant.
(2)	As of December 31, 2010, our non-employee directors held stock options to purchase the following number of shares of Class A common stock: Mr. Blachford, 4,437 shares; Mr. Gurley, 4,437 shares; Mr. Hoag, 4,437 shares; Mr. Maffei, 41,418 shares; and Mr. Stephenson, 11,833 shares.

Following the closing of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards as compensation for service on our board of directors and committees of our board of directors. Under this policy, we intend to grant non-employee directors an annual stock option grant having a Black-Scholes-Merton value on the date of grant equal to $100,000. We intend that the date of grant for these stock options will be March 1 of each year, beginning March 1, 2012. The stock options will be granted for prior service and will be fully vested upon grant.

Compensation Committee Interlocks and Insider Participation

During our 2010 fiscal year, our compensation committee consisted of Richard Barton, Erik Blachford and Lloyd Frink. Messrs. Barton and Frink have each served, and continue to serve, as our officers. As described in “Certain Relationships and Related Person Transactions – Investors’ Rights Agreement,” Messrs. Barton, Frink and Blachford have registration rights pursuant to an investors’ rights agreement entered into with us and various other shareholders. As described in “Certain Relationships and Related Person Transactions – Indemnification of Officers and Directors,” we will indemnify Messrs. Barton, Frink and Blachford in their capacities as officers, as applicable, and directors pursuant to our amended and restated articles and amended and restated bylaws that will become effective in connection with the closing of this offering and separate indemnification agreements. Further, Phillip Frink, the father of Lloyd Frink, is President of First Washington Corporation, which is a co-managing underwriter of this offering, as noted in “Certain Relationships and Related Person Transactions – Other Transactions”.

As noted above, prior to the closing of this offering, our compensation committee will be reconstituted and will consist of Erik Blachford, Jay C. Hoag and Gordon Stephenson. None of these directors are or have at any time in the past been one of our officers or employees.

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, effective prior to the closing of this offering, that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.zillow.com. We will disclose on our website any amendments to the code or any waivers of its requirements.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This Compensation Discussion and Analysis provides information about the compensation for our named executive officers who are included below in the 2010 Summary Compensation Table, including an analysis of the overall objectives of our compensation program and each element of compensation provided. For 2010, our named executive officers are:

•	Spencer M. Rascoff, Chief Executive Officer

•	Chad M. Cohen, Chief Financial Officer and Treasurer

•	Richard Barton, Executive Chairman

•	Lloyd D. Frink, Vice Chairman and President

•	David A. Beitel, Chief Technology Officer

•	Greg M. Schwartz, Chief Revenue Officer

In late 2010 and again in March 2011, we made several internal changes in the positions held by certain of our executive officers. In September 2010, Mr. Rascoff was promoted to Chief Executive Officer from Chief Operating Officer, and Mr. Barton, who served as our Chief Executive Officer from December 2004 to September 2010, became our Executive Chairman. In March 2011, Mr. Cohen was promoted to Chief Financial Officer and Treasurer from Corporate Controller and Vice President of Finance. Also in March 2011, in addition to his position as President, Mr. Frink assumed the position of Vice Chairman after previously serving as Chief Strategy Officer. In September 2010, Mr. Schwartz was promoted to Chief Revenue Officer from Vice President of Sales. During 2010, no individual held the title of Chief Financial Officer although Mr. Cohen served in the capacity of principal financial officer during that year.

Compensation Philosophy and Objectives

We believe our success largely depends on our ability to attract, retain and motivate talented employees to operate our company in a dynamic and changing market and enable us to continue to grow our business. We compete with many other companies in seeking to attract and retain a skilled management team. To meet this challenge, the objectives of our compensation program are to:

•	attract qualified, experienced executive officers who will enable us to achieve our business objectives;

•	retain and motivate our executive officers to achieve superior performance;

•	reward performance; and

•	align the interests of our executive officers with those of our shareholders by motivating them to increase shareholder value.

How We Have Set Executive Compensation

Since August 2005, pursuant to delegation from our board of directors, the compensation committee of our board of directors has generally been responsible for setting our overall executive compensation strategy and for making determinations with respect to executive compensation. This has included establishing and annually reviewing the compensation of our executive officers and overseeing our equity plan to ensure that our total compensation program is reasonable and competitive. On a limited basis, our board of directors has also made compensation decisions when the compensation committee deemed it to be appropriate. During 2010, our compensation committee was comprised of Mr. Blachford and our co-founders, Mr. Barton and Mr. Frink.

Our compensation committee has historically sought and considered input from our current Chief Executive Officer and former Chief Operating Officer, Mr. Rascoff, regarding the compensation and performance of the executive officers other than himself. Mr. Rascoff has recommended base salary increases and equity awards to the compensation committee, and has advised the compensation committee regarding our compensation program’s ability to attract, retain and motivate executive talent. Mr. Rascoff’s recommendations reflect compensation levels that he believes are commensurate with an executive officer’s individual qualifications, experience, level of responsibility, knowledge, skills and individual performance, as well as our resources and performance. Our compensation committee considers Mr. Rascoff’s recommendations in approving compensation for our executive officers. Mr. Rascoff regularly attends meetings of the compensation committee, except where his own compensation is being discussed. Mr. Rascoff makes no recommendations to our board of directors or the compensation committee regarding his own compensation.

To date, our board of directors and the compensation committee have not retained a compensation consultant and have not benchmarked total compensation or any individual components of compensation against specific comparable companies. From time to time our board of directors and the compensation committee have reviewed and considered various market data, including Benchmark Capital compensation surveys for 2006 and 2007, which provide compensation information by position at privately held companies. These surveys were used primarily as a reference point and as one factor among many. In setting executive compensation, the compensation committee has relied on its collective experience and knowledge, its past practices, our overall performance, input from Mr. Rascoff and other considerations it has deemed relevant. To date, the compensation committee has not adopted any formal or informal policies for allocating compensation between long-term and short-term compensation or between cash and equity compensation.

Following the closing of this offering, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve as will our process for establishing executive compensation. In the future, the compensation committee may retain a compensation consultant to advise us regarding our compensation program and we may begin to assess our executive compensation program against that of comparable companies, including through the use of market compensation data.

Elements of Executive Compensation

Our executive compensation program has historically been comprised of base salaries and equity compensation in the form of stock options, with limited use of cash bonuses, except in the circumstances described below in “Cash Bonuses.” Historically, compensation decisions for our executive officers have been highly individualized and based on a variety of factors. As a private company, we have emphasized the use of equity to incentivize our executive officers to focus on our growth and create long-term shareholder value. In light of their current stock holdings in our company, our co-founders, Mr. Barton and Mr. Frink, have not received any equity compensation awards to date and, in an effort to conserve cash resources, each received only $1.00 in annual salary from October 2008 to September 2010.

Base Salaries.    Base salaries provide our executive officers with a fixed amount of consistent compensation and, in conjunction with equity awards, are a significant motivating factor in attracting and retaining our executive officers. We have designed base salaries to be competitive while also seeking to manage our cash resources.

At the time an executive officer is first hired, base salary is generally initially established through individual negotiations between us and the executive officer, taking into account subjective judgments as to the executive officer’s qualifications, experience, job duties and responsibilities, prior salary and internal pay equity comparisons.

The compensation committee annually reviews the base salaries of our executive officers. Merit-based adjustments to salary generally become effective in the first quarter of the year following completion of our annual performance review process which includes a comprehensive self performance review as well as a manager and peer review. Adjustments to base salaries also may occur in connection with promotions. In October 2010, Mr. Rascoff’s annual base salary was increased to $270,000 in connection with his promotion to Chief Executive Officer, and in August 2010, Mr. Cohen’s salary was increased to $170,000 in connection with his promotion to Vice President of Finance. Additionally, in connection with the internal changes to certain executive positions made in September 2010, we determined that it was appropriate at that time for Mr. Barton and Mr. Frink to each resume receiving annual base salaries to compensate them for their continued employment. In September 2010, each of Mr. Barton and Mr. Frink began to receive base salaries of $135,000 and $230,000, respectively, after each having received annual salaries of $1.00 since October 2008. These salaries were set at amounts that took into account the job responsibilities to be undertaken by each of them.

The annual base salaries for the named executive officers are listed below. In September 2010 and March 2011, annual base salaries for the named executive officers were approved at the following amounts, based on a subjective evaluation of executive officer performance and the other factors described above. For Mr. Cohen, this also included a salary increase resulting from his promotion to Chief Financial Officer. Mr. Rascoff and Mr. Schwartz both received merit increases in 2011.

Name	Base Salary
Spencer M. Rascoff	$284,000
Chad M. Cohen	200,700
Richard Barton	135,000
Lloyd D. Frink	230,000
David A. Beitel	230,000
Greg M. Schwartz	212,782

Cash Bonuses.    To date we have not established a formal cash incentive plan for our executive officers or otherwise awarded performance-based cash bonuses, with a limited exception described below. As a private company, we have relied primarily on the long-term incentive value of stock options, which also has allowed us to conserve cash.

While we do not offer a cash incentive plan for all our executive officers, pursuant to the terms of his initial employment arrangement with us, Mr. Schwartz, our Chief Revenue Officer, is eligible to receive quarterly cash bonuses based on revenues, determined under U.S. generally accepted accounting principles, compared to his revenue objectives. Mr. Schwartz is eligible to receive a maximum payout of $12,500 per quarter ($50,000 per year), which is payable if revenues meet or exceed his revenue objective for the quarter. If the revenue objective is not met, the quarterly payment is based on the percentage that actual revenues comprise in relation to the objective. For 2010, the revenues for the first, second, third, and fourth quarters were $5.3 million, $7.3 million, $8.2 million, and $9.6 million, respectively. We believe this type and amount of compensation for a principal sales executive was reasonable in order to secure and retain the employment of Mr. Schwartz. The maximum amounts payable to Mr. Schwartz under this arrangement have not been modified since he was first hired in 2007 and for 2010, at maximum payout, comprised less than 25% of his annual base salary for that year. Mr. Schwartz has achieved on average at least 96% of the maximum annual payout he can earn under this arrangement in the last two prior fiscal years.

During 2010, our board of directors (with Mr. Barton and Mr. Frink abstaining) also determined to award one-time bonuses of $195,834 to each of our co-founders, Mr. Barton and Mr. Frink. These bonus amounts were awarded in the subjective discretion of our board in recognition of our founders’ strong leadership, hard work and longstanding commitment to the company and to continue to retain and motivate them.

Equity-Based Compensation.    Since our inception, equity-based compensation in the form of stock options has been an integral component of our compensation program for all our employees, with the exception of our co-founders, Mr. Barton and Mr. Frink, who have not received any form of equity compensation to date in light of their current stock holdings. Our board and compensation committee believe that stock options play a significant role in our ability to attract, motivate, and incentivize the executive talent necessary to accomplish our business objectives, and also provide our employees with a significant long-term interest in our success by rewarding the creation of shareholder value. Vesting for stock options is based on continued employment with us, generally over four years, thereby also encouraging the retention of our executive officers.

Historically, we have not applied a formula to determine the size of individual stock options granted to our named executive officers. Instead, our compensation committee has generally determined the size of individual grants using its collective business judgment and experience, taking into account, among other factors, the role and responsibility of the individual executive officer, the competitive market for the executive’s position, the size and value of existing equity awards and a subjective evaluation of individual performance and prior contributions to us. Based upon these factors, the compensation committee sets the size of each stock option award at a level it considers appropriate to create a meaningful incentive. No specific weight is given to any one of the foregoing factors, although larger awards are typically granted to executive officers with duties and responsibilities that are more likely to have a larger impact on the creation of long-term shareholder value. To date, stock options are the only type of equity award we have granted to our executive officers.

Our executive officers generally receive a stock option grant in connection with their hiring. Following each annual performance review, we historically have granted additional stock options to our employees, including our named executive officers (other than Mr. Barton and Mr. Frink), in the first quarter of the year following completion of our annual performance review. The compensation committee also may grant additional stock options from time to time to retain executive officers and reward them for promotions or performance.

Stock options have a seven-year term and generally vest over four years, with 25% vesting after one year from the date of grant and the remainder vesting over 36 months in equal monthly installments, subject to the executive officer’s continued employment. Our policy is to grant stock options with an exercise price equal to the current fair market value of our Class A common stock. Since July 2006, we have determined the fair market value of our Class A common stock based on valuation analyses prepared by an independent third-party valuation firm. Certain stock option grants to our Chief Executive Officer, Mr. Rascoff, and one option grant to Mr. Schwartz made in connection with his initial hire, provide for “double-trigger” acceleration, as described in greater detail under “Potential Payments Upon Termination or Change-in-Control.”

In March 2010, each of our named executive officers (other than Mr. Barton and Mr. Frink) received stock option grants following our annual performance review process for the following number of shares: Mr. Rascoff, 118,343 shares; Mr. Cohen, 14,792 shares; Mr. Beitel, 51,775 shares; and Mr. Schwartz, 29,585 shares. In determining the size of the foregoing grants, the compensation committee considered the factors described above using its collective business judgment and experience. In particular, for Mr. Rascoff, the compensation committee considered his long-standing service with us in leadership roles, his responsibilities over the prior year and the desire to incentivize and retain Mr. Rascoff. Mr. Cohen’s grant size was largely based on his contributions and level of responsibility in his then current position as our Controller, prior to his promotion to Vice President, Finance and then Chief Financial Officer. Both Mr. Beitel and Mr. Schwartz oversee substantial portions of our business. Mr. Beitel oversees a substantial number of employees in his position as Chief Technology Officer and Mr. Schwartz is largely responsible for revenue development. The grant sizes to each of these individuals reflected the compensation committee’s assessment of grant sizes it felt appropriate to recognize their levels of responsibilities and contributions during the past year and to retain and incentivize them for the future.

In light of promotions during 2010 or increased job responsibilities, additional stock options were granted to the following named executive officers during 2010: Mr. Rascoff, 118,343 shares; Mr. Cohen, 44,378 shares; and Mr. Schwartz, 59,171 shares.

During March 2011, stock options were granted following our annual performance review to the following named executive officers for the following numbers of shares:

Name	Number of Shares Subject to Stock Options
Spencer M. Rascoff (1)	177,514
Chad M. Cohen	42,899
David A. Beitel	59,171
Greg M. Schwartz	53,254

(1)	Options granted under this award vest 25% after 18 months, and the remaining 75% of the award vests ratably over the next 36 months.

Upon completion of this offering, the compensation committee may utilize competitive market data as a tool to determine equity award grant amounts and may consider the use of alternative types of equity awards, such as restricted stock units, or a mix of equity awards, for our executive officers.

Other Executive Benefits.    Our named executive officers generally receive health and welfare benefits under the same programs and subject to the same terms and conditions as our other salaried employees. These benefits include medical, dental and vision benefits, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance. Our named executive officers also are eligible to participate in our 401(k) plan.

Historically, we have not provided significant perquisites or other personal benefits to our named executive officers, except that certain of our named executive officers receive paid parking, the value of which was less than $10,000 in 2010. We do not view perquisites or other personal benefits as a significant component of our executive compensation program and do not expect that they will become a significant element of our compensation program in the future.

Employment Agreements

We have entered into employment agreements with Mr. Rascoff, our Chief Executive Officer, and Mr. Cohen, our Chief Financial Officer, to assist in the retention of the services of these executive officers and to help them maintain their focus and dedication to their responsibilities to maximize shareholder value in the event of a transaction that could result in a change of control of our company. The employment agreements will become effective upon the closing of this offering. Each employment agreement provides that employment with us is “at will.”

The employment agreements provide the following severance payments and benefits if the executive officer’s employment is terminated by us without cause (as defined in the employment agreement) or if he resigns for good reason (as defined in the employment agreement), including such a termination within 18 months after a change of control (as defined in the employment agreement):

•	severance pay equal to six months of salary, generally payable in the form of salary continuation following the date of termination;

•	COBRA continuation coverage for up to six months following termination (or until such earlier time as the executive officer becomes covered by the medical plan of another employer);

•

12 months’ accelerated vesting of unvested stock options and any other outstanding equity awards that vest based on continued service, except that, in the event of a qualifying termination within 18 months after a change of control, 50% of the unvested portions of such outstanding equity awards will accelerate in vesting;

•	an extension of time to exercise outstanding stock options until the earlier of (a) one year following termination and (b) the expiration of the term of the options; and

•	earned but unpaid salary and accrued vacation pay otherwise payable under our standard policy.

To the extent Mr. Rascoff holds stock options as of the effective date of his employment agreement that, pursuant to their original terms, provide for greater acceleration of vesting upon certain terminations of employment following a change of control, the original vesting acceleration provisions for such options will continue to apply. The vesting acceleration provisions applicable to certain stock options held by Mr. Rascoff are described below under “Potential Payments Upon Termination or Change-in-Control.”

As a condition to receiving any severance payments or benefits under the employment agreements, Mr. Rascoff and Mr. Cohen must execute a general release and waiver of all claims against us in a form satisfactory to us. Mr. Rascoff and Mr. Cohen must also continue to comply with the applicable terms of their confidentiality and noncompetition agreements. The employment agreements and employment terminate automatically upon death or total disability of the executive officer.

If any payments or benefits payable under the employment agreements will be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, we will pay to the executive officer either (a) the full amount of such payments or benefits or (b) the full amount reduced by the minimum amount necessary to prevent any portion from being an excess parachute payment within the meaning of Code Section 280G, whichever results, on an after-tax basis, in the greater amount payable to the executive officer.

Stock Ownership Guidelines

At this time, our board of directors has not adopted stock ownership guidelines with respect to the named executive officers although it may consider doing so in the future. In connection with this offering, we will establish an insider trading compliance policy that will prohibit, among other actions, short sales and hedging of stock ownership positions.

Tax Treatment of Compensation

Section 162(m) of the Code generally disallows a tax deduction to a public corporation for annual compensation in excess of $1.0 million paid to its principal executive officer and the three other most highly compensated named executive officers (excluding the principal financial officer). Compensation that qualifies as “performance-based” is excluded for purposes of calculating the amount of compensation subject to the $1.0 million limit. In addition, in the case of a privately held corporation that becomes a public corporation, the $1.0 million limit generally does not apply to compensation paid pursuant to a compensation plan or agreement that existed prior to the initial public offering. However, a newly public corporation only may rely on this particular exception until the earliest of the following events: (a) the expiration of the plan or agreement; (b) a material modification of the plan or agreement (as determined under Section 162(m) of the Code); (c) the issuance of all the employer stock and other compensation allocated under the plan; or (d) the first meeting of shareholders at which directors are to be elected that occurs after the close of the third calendar year following the year in which the initial public offering occurs.

Because we have been a privately held corporation, we have not previously taken the deductibility limit under Section 162(m) of the Code into consideration in setting compensation for our executive officers. Under the exception for newly public corporations described above, any equity-based awards granted under our 2011 Incentive Plan that we intend to implement following the offering will not be subject to the $1.0 million limit, provided such awards are made prior to the earliest of the events specified above. While our compensation committee has not adopted a policy regarding tax deductibility of compensation paid to our named executive officers, we expect that our compensation committee will consider tax deductibility under Section 162(m) as a factor in compensation decisions, but may be authorized to approve compensation that is not deductible if it believes that such payments are appropriate to attract, retain and motivate our executive officers.

2010 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for 2010. Positions listed below are those currently held by the named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		Total ($)
Spencer M. Rascoff(2)	2010	215,780	—		351,200	—		566,980
Chief Executive Officer
Chad M. Cohen(3)	2010	155,589	—		84,683	—		240,272
Chief Financial Officer and Treasurer
Richard Barton(4)	2010	33,850	195,834	(5)	—	—		229,684
Executive Chairman
Lloyd D. Frink(6)	2010	57,600	195,834	(5)	—	—		253,434
Vice Chairman and President
David A. Beitel	2010	181,978	—		84,840	—		266,818
Chief Technology Officer
Greg M. Schwartz(7)	2010	204,600	—		127,120	47,909	(8)	379,629
Chief Revenue Officer

(1)	Amounts reflect aggregate grant date fair value of the option awards granted during 2010, computed in accordance with FASB ASC Topic 718. Assumptions used to calculate these amounts are described in Note 11, “Share-Based Awards,” to our financial statements included in this prospectus. There can be no assurance that the aggregate grant date fair value will approximate the actual value that may be realized upon exercise by a named executive officer.
(2)	Mr. Rascoff was promoted to Chief Executive Officer in September 2010 from Chief Operating Officer.
(3)	Mr. Cohen was promoted to Chief Financial Officer and Treasurer in March 2011 from Controller and Vice President of Finance.
(4)	Mr. Barton served as our Chief Executive Officer from our inception until September 2010. From October 2008 until September 2010, Mr. Barton received an annual salary of $1.00 and no bonus.
(5)	Reflects one-time cash bonuses paid to each of our co-founders, Mr. Barton and Mr. Frink.
(6)	Mr. Frink has served as our Vice Chairman since March 2011. From October 2008 until September 2010, Mr. Frink received an annual salary of $1.00 and no bonus.
(7)	Mr. Schwartz was promoted to Chief Revenue Officer in September 2010 from Vice President of Sales.
(8)	Reflects amounts earned by Mr. Schwartz for performance during 2010 as described under “Compensation Discussion and Analysis — Elements of Executive Compensation — Cash Bonuses.” Includes the amount Mr. Schwartz earned for the fourth quarter of 2010 that was paid in January 2011.

2010 Grants of Plan-Based Awards

The following table provides information regarding share-based awards granted to our named executive officers during 2010.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Option Awards: Number of Securities of Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Name	Grant Date	Threshold (#)	Target ($)	Maximum ($)
Spencer M. Rascoff		—	—	—
	9/15/2010					118,343	3.25	157,280
	3/12/2010					118,343	3.59	193,920
Chad M. Cohen		—	—	—
	11/15/2010					28,106	3.25	38,817
	8/17/2010					16,272	3.25	21,626
	3/12/2010					14,792	3.59	24,240
Richard Barton		—	—	—
	—					—	—	—
Lloyd D. Frink		—	—	—
	—					—	—	—
David A. Beitel		—	—	—
	3/12/2010					51,775	3.59	84,840
Greg M. Schwartz		—	—	50,000	(3)
	9/15/2010					59,171	3.25	78,640
	3/12/2010					29,585	3.59	48,480

(1)	Reflects option awards granted under our Amended and Restated 2005 Equity Incentive Plan, or 2005 Plan. Each stock option vests over four years, with 25% vesting on the first anniversary of the grant date and the remainder vesting monthly over the following 36 months, subject to continued service.
(2)	Reflects grant date fair value of option awards granted during 2010, computed in accordance with FASB ASC Topic 718. Assumptions used to calculate these amounts are described in Note 11, “Share-Based Awards,” to our financial statements included in this prospectus.
(3)	The amount represents the maximum award that Mr. Schwartz could earn under his bonus arrangement with us for 2010. Since amounts are payable under the arrangement as a percentage of actual results, no threshold or target payout amount is reported. The actual amount paid to Mr. Schwartz for 2010 performance is set forth in the 2010 Summary Compensation Table above. We did not provide any other non-equity incentive plan awards to our other named executive officers during 2010.

2010 Outstanding Equity Awards at Fiscal Year-End

The following table provides certain information regarding outstanding equity awards held by each of our named executive officers at December 31, 2010. Other than the option awards listed below, our named executive officers held no other equity awards at December 31, 2010.

	Option Awards(1)
	Grant Date	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date
Name		Exercisable (#)	Unexercisable (#)
Spencer M. Rascoff	9/15/2010	—	118,343	3.25	9/15/2017
	3/12/2010	—	118,343	3.59	3/12/2017
	2/12/2009	54,240	64,103	3.52	2/12/2016
	12/3/2008	59,171	59,172	5.99	12/3/2015
	2/27/2008	41,912	17,259	7.27	2/27/2015
	9/12/2007	16,827	3,883	8.96	9/12/2014
	2/6/2007	49,617	2,158	6.53	2/6/2014
	1/25/2006	53,254	—	3.38	1/25/2013
	3/7/2005	103,550	—	0.09	3/7/2012
Chad M. Cohen	11/15/2010	—	28,106	3.25	11/15/2017
	8/17/2010	—	16,272	3.25	8/17/2017
	3/12/2010	—	14,792	3.59	3/12/2017
	8/25/2009	2,465	4,931	3.86	8/25/2016
	2/12/2009	5,776	6,825	3.52	2/12/2016
	2/27/2008	7,543	3,107	7.27	2/27/2015
	2/6/2007	5,097	222	6.53	2/6/2014
	6/9/2006	13,313	—	3.99	6/9/2013
Richard Barton	—	—	—	—	—
Lloyd D. Frink	—	—	—	—	—
David A. Beitel	3/12/2010	—	51,775	3.59	3/12/2017
	2/12/2009	27,120	32,051	3.52	2/12/2016
	2/27/2008	41,912	17,259	7.27	2/27/2015
	2/6/2007	56,705	2,466	6.53	2/6/2014
	1/25/2006	66,568	—	3.38	1/25/2013
	2/18/2005	443,786	—	0.09	2/18/2012
Greg M. Schwartz	9/15/2010	—	59,171	3.25	9/15/2017
	3/12/2010	—	29,585	3.59	3/12/2017
	2/12/2009	16,570	19,583	3.52	2/12/2016
	2/27/2008	20,956	8,629	7.27	2/27/2015
	7/27/2007	12,634	2,158	6.53	7/27/2014
	4/16/2007	69,341	4,623	6.53	4/16/2014

(1)	Reflects shares of Class A common stock subject to stock options granted under our 2005 Plan. Each stock option vests over four years, with 25% vesting on the first anniversary of the grant date and the remainder vesting monthly over the following 36 months, subject to continued service.

2010 Option Exercises and Stock Vested

Our named executive officers did not exercise any stock options during 2010. None of the named executive officers hold any equity awards other than stock options.

Pension Benefits

We currently do not (and did not in 2010) sponsor any defined benefit pension or other actuarial plan.

Nonqualified Deferred Compensation

We currently do not (and did not in 2010) maintain any nonqualified defined contribution or other deferred compensation plan or arrangement.

Potential Payments Upon Termination or Change-in-Control

Our Amended and Restated 2005 Equity Incentive Plan, or the 2005 Plan, provides that if outstanding stock options will not be assumed or substituted in a company transaction, our board of directors or the compensation committee may, in its discretion, fully or partially accelerate the vesting of all outstanding stock options. The term “company transaction” (including certain exclusions for related party transactions) is defined below under “Employee Benefit and Stock Plans – Amended and Restated 2005 Equity Incentive Plan.”

If stock options are assumed or substituted in a company transaction, certain stock options granted to our named executive officers will become fully vested and exercisable if their employment terminates (a) in connection with a company transaction or (b) within 18 months following a company transaction, unless, in each case, employment is terminated for cause or by the named executive officer without good reason. Of our named executive officers, Mr. Rascoff holds certain stock options with this provision and Mr. Schwartz holds one stock option with this provision. For purposes of these stock options, “good reason” generally means:

•

substantial reduction in the executive officer’s status, title, position or responsibilities; the assignment to the executive officer of duties or responsibilities that are materially inconsistent with such status, title, position or responsibilities; or any removal from or failure to reappoint the executive officer to such position (with exceptions for terminations of employment due to cause, death or disability or by the executive officer for other than good reason);

•	reduction in annual base salary;

•	relocation outside a 50-mile radius of the place of employment prior to the company transaction;

•	failure to receive compensation and benefits that are substantially equivalent to those provided prior to the company transaction;

•	material breach by the successor company of its obligations under the 2005 Plan (or a substantially equivalent plan); and

•

purported termination for cause that is not consistent with the definition of “cause” in the 2005 Plan. Under the 2005 Plan, “cause” generally means dishonesty, fraud, serious or willful misconduct, unauthorized use or disclosure of confidential information or trade secrets, or conducted prohibited by law (except minor violations).

The following table shows the estimated value of change in control benefits that would have accrued to the named executive officers with respect to their outstanding stock options under the 2005 Plan if (a) we completed a company transaction in which outstanding stock options became fully vested and exercisable or (b) the employment of certain named executive officers terminated in connection with a company transaction in which stock options were assumed or substituted. The amounts in the table assume that the company transaction or termination of employment was effective as of December 31, 2010. The amounts are estimates of the incremental amounts that would have accrued as of December 31, 2010 in the foregoing circumstances. The actual amounts can only be determined at the time of an actual company transaction or a related termination of employment. Mr. Barton and Mr. Frink do not hold any stock options and are not included in the table below.

Name	Full Acceleration of Options Not Assumed or Substituted in a Company Transaction(1)	Involuntary Termination of Employment in Connection with a Company Transaction
Spencer M. Rascoff	$6,101,315	$3,827,426
Chad M. Cohen	1,220,673	—
David A. Beitel	1,630,752	—
Greg M. Schwartz	2,000,519	62,272

(1)	The value of accelerated vesting of stock options is based on the difference between the initial public offering price of $20.00 per share and the per share exercise price.

Employee Benefit and Stock Plans

Amended and Restated 2005 Equity Incentive Plan

Our board of directors originally adopted, and our shareholders approved, the Amended and Restated 2005 Equity Incentive Plan, or the 2005 Plan, on February 18, 2005. The 2005 Plan was last amended on March 10, 2011 to increase the number of shares authorized for issuance. No additional awards will be granted under the 2005 Plan after completion of this offering. After completion of this offering, outstanding options under the 2005 Plan will continue to be governed by their existing terms and conditions and those of the 2005 Plan.

The principal features of the 2005 Plan are summarized below. This summary is qualified by reference to the text of the 2005 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

As of March 31, 2011, 6,908,284 shares of Class A common stock are reserved for issuance under the 2005 Plan. As of March 31, 2011, 1,263,767 shares of Class A common stock had been issued upon the exercise of options granted under the 2005 Plan, options to purchase 5,477,032 shares of Class A common stock were outstanding at a weighted average exercise price of $4.27 per share and 167,485 shares remained available for future grant under the 2005 Plan.

Our board of directors and, pursuant to authority delegated by our board, the compensation committee of our board of directors administer the 2005 Plan. Our board of directors or the compensation committee selects the individuals to be granted awards, the types of awards to be granted, the number of shares subject to awards, and the other terms, conditions and provisions of such awards. Our board or the compensation committee has the authority to amend outstanding awards under the 2005 Plan, except that such amendments generally may not materially adversely affect a participant’s rights under outstanding awards, subject to certain exceptions set forth in the 2005 Plan.

The 2005 Plan authorizes the issuance of stock options, stock appreciation rights, stock awards, restricted stock, stock units and other stock or cash-based awards to our employees, officers, directors, consultants, agents, advisors and independent contractors and those of our subsidiaries, if any, and other related companies. As of

December 31, 2010, we have granted only stock options under the 2005 Plan. Stock options granted under the 2005 Plan generally vest over four years, with 25% vesting after one year and the remainder vesting in equal monthly installments thereafter. The exercise price of stock options granted under the 2005 Plan must be equal to at least 100% of the fair market value of our Class A common stock on the date of grant, except in the case of options granted in connection with assuming or substituting options in acquisition transactions and except for options that meet all the requirements for awards that are considered “deferred compensation” within the meaning of Section 409A of the Code. Stock options granted under the 2005 Plan have a term of seven years from the date of grant, subject to earlier termination following a participant’s termination of employment or service relationship with us.

Under the 2005 Plan, unless our board or the compensation committee determines otherwise with respect to an award, in the event of a company transaction that is not a related party transaction (which terms “company transaction” and “related party transaction” are defined below), our board or the compensation committee may approve that outstanding awards will be assumed or substituted for by a successor company. If our board or compensation committee does not approve such assumption or substitution, or the successor company does not agree to assume or substitute outstanding awards, our board or the compensation committee will determine the effect of the company transaction on outstanding awards, which may include one or both of the following:

•

outstanding awards will become fully or partially exercisable or payable, and all applicable deferral and restriction limitations or forfeiture provisions will lapse, immediately prior to the company transaction; or

•

options and stock appreciation rights will terminate upon effectiveness of the company transaction and holders will receive a cash payment equal to the amount by which (a) the per share acquisition price multiplied by the number of shares subject to an option (either to the extent then vested and exercisable or whether or not then vested and exercisable, as determined by our board or the compensation committee) exceeds (b) the total exercise or grant price of the award.

Unless otherwise defined in the instrument evidencing an award or in a written employment, services or other agreement between a participant and us, “company transaction” generally means the occurrence of any of the following events:

•	our merger or consolidation with or into any other company or other entity;

•

a statutory share exchange pursuant to which our outstanding shares are acquired or a sale in one transaction or a series of transactions undertaken with a common purpose of all our outstanding voting securities; or

•	a sale, lease, exchange or other transfer in one transaction or a series of related transaction of all or substantially all our assets.

“Related party transaction” generally means:

•

a merger or consolidation, or a statutory share exchange, in which holders of our outstanding voting securities immediately prior to the merger, consolidation or share exchange hold at least a majority of the outstanding voting securities of the successor company thereafter;

•	a sale, lease, exchange or other transfer of all or substantially all our assets to a majority-owned subsidiary; or

•	a transaction undertaken for the principal purpose of restructuring our capital, including, but not limited to, a reincorporation in a different jurisdiction.

If we dissolve or liquidate, unless our board or the compensation committee determines otherwise, outstanding awards will terminate immediately prior to such dissolution or liquidation.

2011 Incentive Plan

Our board of directors has adopted, and our shareholders have approved, our 2011 Incentive Plan, or the 2011 Plan. The 2011 Plan will become effective upon execution of the underwriting agreement for this offering.

Purpose.    The purpose of the 2011 Plan will be to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire an equity interest in us and to align their interests and efforts to the long-term interests of our shareholders.

Administration.    Our board or the compensation committee of our board of directors will be authorized to administer the 2011 Plan. Our board may delegate concurrent administration of the 2011 Plan to different committees consisting of two or more members of our board or to one or more senior executive officers in accordance with the 2011 Plan’s terms. The plan administrator will be authorized to select the individuals to be granted awards, the types of awards to be granted, the number of shares subject to awards, and the other terms, conditions and provisions of such awards. References to the “committee” below are, as applicable, to our board or the compensation committee, or other committee or officers that may be authorized to administer the 2011 Plan.

Eligibility.    Awards may be granted under the 2011 Plan to our employees, officers, directors, consultants, agents, advisors and independent contractors and those of our subsidiaries and other related companies.

Share Reserve.    The 2011 Plan will initially authorize the issuance of up to 1,300,000 shares of our Class A common stock. In addition, as of the effective date of the 2011 Plan, any shares not issued or subject to existing awards under our 2005 Plan, plus any shares then subject to outstanding awards under our 2005 Plan that subsequently cease to be subject to such awards (other than by reason of exercise or settlement of the awards in shares), will automatically become available for issuance under the 2011 Plan, up to an aggregate maximum of 5,569,773 shares. The number of shares authorized under the 2011 Plan also will be increased each January starting in 2013 by an amount equal to the least of (i) 3.5% of our outstanding Class A common stock and Class B common stock on a fully diluted basis as of the end of our immediately preceding fiscal year, (ii) 3,500,000 shares, and (iii) a lesser amount determined by our board.

The following shares will be available again for issuance under the 2011 Plan:

•	shares subject to awards that lapse, expire, terminate or are canceled prior to the issuance of the underlying shares;

•	shares subject to awards that are subsequently forfeited to or otherwise reacquired by us;

•	shares withheld by or tendered to us as payment for the purchase price of an award or to satisfy tax withholding obligations related to an award; and

•	shares subject to an award that is settled in cash or in another manner where some or all of the shares covered by the award are not issued.

Awards granted on assumption of or in substitution for previously granted awards by an acquired company will not reduce the number of shares authorized for issuance under the 2011 Plan.

If any change in our stock occurs by reason of a stock dividend, stock split, spin-off, recapitalization, merger, consolidation, statutory share exchange, combination or exchange of shares, distribution to shareholders other than a normal cash dividend or other change in our corporate or capital structure, the committee will make proportional adjustments to the maximum number and kind of securities (a) available for issuance under the 2011 Plan, (b) issuable as incentive stock options and (c) subject to any outstanding award, including the per share price of such securities.

Types of Awards.    The 2011 Plan will permit the grant of any or all of the following types of awards:

•

Stock Options.    The committee may grant either incentive stock options, which must comply with Code Section 422, or nonqualified stock options. The exercise price of stock options granted under the 2011 Plan must be at least equal to 100% of the fair market value of the Class A common stock on the date of grant, except in the case of options granted in connection with assuming or substituting options in acquisition transactions. Unless the committee otherwise determines, fair market value means, as of a given date, the closing price of our Class A common stock. Options have a maximum term of ten years from the date of grant, subject to earlier termination following a participant’s termination of employment or service relationship with us.

•

Stock Appreciation Rights (SARs).    The committee may grant SARs as a right in tandem with the number of shares underlying stock options granted under the 2011 Plan or on a stand-alone basis. Upon exercise, SARs are the right to receive payment per share in stock or cash, or in a combination of stock and cash, equal to the excess of the share’s fair market value on the date of exercise over its fair market value on the date the SAR was granted. Exercise of an SAR issued in tandem with a stock option will reduce the number of shares underlying the related stock option to the extent of the SAR exercised. The term of a stand-alone SAR cannot be more than ten years, and the term of a tandem SAR cannot exceed the term of the related option.

•

Stock Awards, Restricted Stock and Stock Units.    The committee may grant awards of shares of Class A common stock, or awards denominated in units of Class A common stock, under the 2011 Plan. These awards may be made subject to repurchase or forfeiture restrictions at the committee’s discretion. The restrictions may be based on continuous service with us or the achievement of specified performance criteria, as determined by the committee.

•

Performance Awards.    The committee may grant performance awards in the form of performance shares or performance units. Performance shares are units valued by reference to a designated number of shares of Class A common stock, and performance units are units valued by reference to a designated amount of property other than shares of Class A common stock. Both types of awards may be payable in stock, cash or other property, or a combination thereof, upon the attainment of performance criteria and other terms and conditions as established by the committee.

•

Other Stock or Cash-Based Awards.    The committee may grant other incentives payable in cash or in shares of Class A common stock, subject to the terms of the 2011 Plan and any other terms and conditions determined by the committee.

Repricing.    The 2011 Plan will permit the committee, without shareholder approval, to (a) reduce the exercise or grant price of an option or SAR after it is granted, (b) cancel an option or SAR at a time when its exercise or grant price exceeds the fair market value of the underlying stock, in exchange for cash, another option or SAR, restricted stock or other equity award or (c) take any other action that is treated as a repricing under generally accepted accounting principles.

Change of Control or Liquidation.    Under the 2011 Plan, unless otherwise provided in the instrument evidencing an award or in a written employment, services or other agreement between a participant and us, the following will apply in the event of a change of control (as will be defined in the 2011 Plan):

•

Upon certain changes of control, such as specified reorganizations, mergers or consolidations, outstanding awards that vest based on continued employment or service will become fully and immediately vested and exercisable or payable, and all applicable restrictions or forfeiture provisions will lapse, only if and to the extent the awards are not converted, assumed, substituted for or replaced by a successor company. Except for such specified types of changes of control in which awards are converted, assumed, substituted for or replaced by a successor company, all outstanding awards, other than performance shares, performance units and other performance-based awards, will become fully and immediately vested and exercisable or payable and all applicable restrictions or forfeiture provisions will lapse immediately prior to the change of control and the awards (other than stock awards) will terminate at the effective time of the change of control.

•

Upon a change of control, all performance shares, performance units and other performance-based awards will be payable based on targeted performance being attained as of the effective date of the change of control and will be paid in accordance with the payout schedule for the award.

•	In the event of certain reorganizations, mergers or consolidations, the committee, in its discretion, may provide that a participant’s outstanding awards will be cashed out.

If we dissolve or liquidate, unless the committee determines otherwise, outstanding awards will terminate immediately prior to such dissolution or liquidation.

Amendment and Termination.    Our board or the compensation committee will be permitted to amend the 2011 Plan or any outstanding award thereunder, except that only our board will be permitted to amend the 2011 Plan if shareholder approval of the amendment is required by applicable law, regulation or stock exchange rule. Amendment of an outstanding award generally may not materially adversely affect a participant’s rights under the award without the participant’s consent, subject to certain exceptions to be set forth in the 2011 Plan.

Our board or compensation committee may suspend or terminate all or any portion of the 2011 Plan at any time, but in such event, outstanding awards will remain outstanding in accordance with their existing terms and conditions and the 2011 Plan’s terms and conditions. Unless sooner terminated by our board or compensation committee, the 2011 Plan will terminate on June 16, 2021.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements. Under our 401(k) plan, employees may elect to defer up to 100% of their eligible compensation subject to applicable annual limits set pursuant to the Internal Revenue Code of 1986, as amended. We may provide a discretionary employee matching contribution and discretionary profit sharing contribution under the 401(k) plan, but we have not elected to make either type of contribution. We intend for the 401(k) plan to qualify, depending on the employee’s election, under Internal Revenue Code Section 401(a) so that contributions by employees, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated articles of incorporation and amended and restated bylaws, that will become effective in connection with the completion of this offering, will provide that we will limit the liability of directors to the fullest extent permitted by Washington law. Washington law provides that directors of a corporation shall not be personally liable for reasonable expenses incurred in the wholly successful defense of a proceeding to which the director was a party because of being a director. Washington law provides further that directors may be indemnified against liability incurred in a proceeding to which they are a party because of being a director so long as:

•	the director acted in good faith;

•

the director reasonably believed, in the case of conduct in the director’s official capacity, that his or her conduct was in the corporation’s best interests or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation; and

•	in the case of a criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful.

Directors generally may not, however, be indemnified:

•	in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation;

•	in connection with any other proceeding in which the director was adjudged liable for receiving improper personal benefit;

•	for acts or omissions of the director that involve intentional misconduct or knowing violation of law; or

•	for unlawful distributions to shareholders.

Our amended and restated articles of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer or director for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have also entered into agreements to indemnify our directors and certain of our officers to the fullest extent allowed under Washington law. These agreements provide, among other things, that we will indemnify our directors and certain of our officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as a director or officer of Zillow.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or requested, and we are not aware of any threatened litigation or proceeding that would reasonably be expected to result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2008, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of any class of our voting securities, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Concurrent Private Placement

Concurrent with the closing of this offering, funds affiliated with Technology Crossover Ventures, a beneficial owner of more than 5% of a class of our voting securities and an affiliate of Jay C. Hoag, a non-employee director, and PAR Investment Partners, L.P., a beneficial owner of more than 5% of a class of our voting securities, will purchase from us in a private placement the number of shares of our Class A common stock with an aggregate purchase price equal to approximately $5.0 million and $0.5 million, respectively, at a price per share equal to the initial public offering price. Based on the initial public offering price of $20.00 per share, this will be 274,999 shares. The sale of these shares is not registered in this offering. We refer to the private placement of these shares of Class A common stock as the concurrent private placement. The funds affiliated with Technology Crossover Ventures, and PAR Investment Partners, L.P., will be entitled to registration rights with respect to these shares under the investors’ rights agreement described below.

Investors’ Rights Agreement

We are party to an investors’ rights agreement with a group of our shareholders that includes our founders, Richard Barton and Lloyd Frink, who are both executive officers and members of our board of directors and beneficial owners of more than 5% of a class of our voting securities, Gregory B. Maffei and Erik Blachford, who are both non-employee directors, Benchmark Capital Partners V, L.P., a beneficial owner of more than 5% of a class of our voting securities and an affiliate of J. William Gurley, a non-employee director, TCV V, L.P. and TCV Member Fund, L.P., together, a beneficial owner of more than 5% of a class of our voting securities and an affiliate of Jay C. Hoag, a non-employee director, and PAR Investment Partners, L.P., a beneficial owner of more than 5% of a class of our voting securities. Subject to the terms and conditions of the investors’ rights agreement and after the expiration of the lock-up provisions with the underwriters described elsewhere in this prospectus, these shareholders have registration rights with respect to the shares of our capital stock they, or certain of their affiliates, hold, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these rights, see “Description of Capital Stock — Registration Rights.”

Indemnification of Officers and Directors

Our amended and restated articles of incorporation and amended and restated bylaws that will become effective in connection with the closing of this offering will limit the liability of each of our directors and will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Washington law. In addition, we have entered into separate indemnification agreements with each of our directors and certain of our officers. See “Executive Compensation — Limitations on Liability and Indemnification Matters” for a general description of these provisions.

Other Transactions

Phillip Frink, the father of Lloyd Frink, an executive officer and a member of our board of directors, is President of First Washington Corporation. First Washington Corporation is a co-managing underwriter of this offering.

We have entered into an employment agreement with Kathleen Philips, our General Counsel, which will become effective upon the closing of this offering. The terms of Ms. Philips’s employment agreement are substantially similar to the terms of the employment agreements described above under “Executive Compensation – Compensation Discussion and Analysis – Employment Agreements.” Ms. Philips’s employment agreement also provides that she will be eligible to receive $65,000, representing the second half of an initial hiring bonus, on the one-year anniversary of her employment with us. If Ms. Philips voluntarily terminates employment with us prior to July 11, 2012, she will be required to reimburse us $65,000 of the hiring bonus received as of such termination date, with certain exceptions to reimbursement in the event Ms. Philips’s employment terminates under circumstances in which she would be eligible to receive severance payments and benefits under the employment agreement.

Policies and Procedures for the Review and Approval or Ratification of Transactions with Related Persons

Our board of directors has adopted a written policy to be effective upon the closing of this offering for the review and approval or ratification of related person transactions. Under the policy, all of our directors and executive officers and all of our beneficial owners of more than 5% of our Class A common stock or Class B common stock are expected to disclose to our general counsel the material facts of any transaction that could potentially be considered a related person transaction promptly on gaining knowledge that the transaction may occur or has occurred. The audit committee is authorized to administer this policy, and may amend, modify, and interpret this policy.

A related person transaction generally is defined under the policy as any transaction required to be disclosed under the SEC’s related person transaction disclosure requirement of Item 404(a) of Regulation S-K.

Any potential related person transaction reported to or otherwise made known to the general counsel will be reviewed under the policy according to the following procedures:

•

If the general counsel determines that disclosure of the transaction in our annual proxy statement or annual report on Form 10-K is not required under the SEC’s related person transaction requirement, the transaction will be deemed approved and will be reported to the audit committee at its next scheduled meeting.

•

If disclosure of the transaction in our annual proxy statement or annual report on Form 10-K is required under the SEC’s related person transaction requirement, the general counsel will submit the transaction to the chairperson of the audit committee, who will review and, if authorized, will determine whether to approve or ratify the transaction. The chairperson is authorized to approve or ratify any related person transaction involving an aggregate amount of less than $250,000 or when it would not be practicable in the judgment of the chairperson and general counsel to wait for the next audit committee meeting to review the transaction. The chairperson is not authorized to review a related person transaction in which the chairperson is involved.

•

If the transaction is outside the chairperson’s authority, the chairperson will submit the transaction to the audit committee for review and approval or ratification at its next regularly scheduled meeting or, if deemed necessary by the general counsel or the chairperson, as applicable, at a special meeting of the audit committee called for this purpose.

•

If the transaction to be reviewed and acted upon by the audit committee involves a member of the audit committee (including the chairperson), the involved member shall recuse himself or herself from deliberations related to the transaction and the other members of the audit committee shall take appropriate action.

When determining whether to approve or ratify a related person transaction, the chairperson of the audit committee or the audit committee, as applicable, will review relevant facts regarding the related person transaction, including:

•	the extent of the related person’s interest in the transaction;

•	whether the terms are comparable to those generally available in arm’s-length transactions; and

•	whether the related person transaction is consistent with the best interests of the company.

If any related person transaction is ongoing or is part of a series of transactions, the chairperson or the audit committee, as applicable, may establish guidelines as necessary to appropriately review the ongoing transaction. After initial approval or ratification of the transaction, the chairperson or the audit committee, as applicable, will review the transaction on a regular basis (at least annually).

If any related person transaction is not approved or ratified, the audit committee may take such action as it may deem necessary or desirable in the best interests of the company.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Class A common stock at May 31, 2011, and as adjusted to reflect the sale of Class A common stock offered by us in this offering and the concurrent private placement, for

•	Each person who we know beneficially owns more than five percent of any class of our voting securities;

•	Each of our directors;

•	Each of our named executive officers; and

•	All of our directors and executive officers as a group.

Unless otherwise noted, the address of each beneficial owner listed in the table is Zillow, Inc., 999 Third Avenue, Suite 4600, Seattle, Washington 98104.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 13,706,147 shares of Class A common stock outstanding as of May 31, 2011, which assumes the automatic conversion of all outstanding shares of our convertible preferred stock into 9,276,190 shares of our Class A common stock and the automatic conversion of all shares of our Class C common stock into 2,305,980 shares of our Class A common stock, both of which occurred upon the effectiveness of the registration statement of which this prospectus is a part, and 9,528,313 shares of Class B common stock outstanding as of May 31, 2011. For purposes of the table below, we have assumed that 17,443,146 shares of Class A common stock and 9,528,313 shares of Class B common stock will be outstanding upon closing of this offering and the concurrent private placement. In computing the number of shares of Class A common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of Class A common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 31, 2011 and the number of shares of Class B common stock held by that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to Offering and Concurrent Private Placement					Shares Beneficially Owned After Offering and Concurrent Private Placement
	Class A Common Stock		Class B Common Stock		% Total Voting Power(1)	Class A Common Stock		Class B Common Stock		% Total Voting Power(1)
Name of Beneficial Owner	Shares	%	Shares	%		Shares	%	Shares	%
Officers and Directors:
Spencer M. Rascoff(2)	561,963	4.0	—	—	*	561,963	3.1	—	—	*
Richard Barton(3)	5,900,012	31.1	5,267,091	55.3	48.3	5,900,012	26.0	5,267,091	55.3	46.7
Lloyd D. Frink(4)	5,444,652	30.3	4,261,222	44.7	39.1	5,444,652	25.1	4,261,222	44.7	37.8
David A. Beitel(5)	736,121	5.3	—	—	*	736,121	4.2	—	—	*
Chad M. Cohen(6)	46,773	*	—	—	*	46,773	*	—	—	*
Greg M. Schwartz(7)	152,130	1.1	—	—	*	152,130	*	—	—	*
Erik Blachford(8)	325,969	2.4	—	—	*	325,969	1.9	—	—	*
J. William Gurley(9)	2,601,321	19.0	—	—	2.4	2,601,321	14.9	—	—	2.3
Jay C. Hoag(10)	4,082,917	29.8	—	—	3.8	4,332,916	24.8	—	—	3.8
Gregory B. Maffei(11)	325,968	2.4	—	—	*	325,968	1.9	—	—	*
Gordon Stephenson(12)	114,312	*	—	—	*	114,312	*	—	—	*
All executive officers and directors as a group (13 persons)(13)	20,403,541	84.0	9,528,313	100.0	94.8	20,653,540	73.7			91.9
5% Security Holders:
Benchmark Capital V, L.P.(14)	2,596,884	19.0	—	—	2.4	2,596,884	14.9	—	—	2.3
TCV Funds(15)	4,078,480	29.8	—	—	3.7	4,328,479	24.8	—	—	3.8
PAR Investment Partners, L.P.(16)	1,512,289	11.0	—	—	1.4	1,537,289	8.8	—	—	1.4

*	Represents beneficial ownership or total voting power of less than 1%.
(1)	Percentage total voting power represents voting power with respect to all outstanding shares of our Class A common stock and Class B common stock, as a single group. Each holder of Class A common stock shall be entitled to one vote per share of Class A common stock and each holder of Class B common stock shall be entitled to 10 votes per share of Class B common stock. Holders of Class A common stock and Class B common stock will vote together as a single group on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law or our amended and restated articles of incorporation. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.
(2)	Includes 466,342 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2011.
(3)	Shares of Class A common stock beneficially owned include 5,267,091 shares of Class B common stock and 619,608 shares of Class A common stock held by the Barton Descendants’ Trust dated December 30, 2004. Mr. Barton has investment power over the shares of Class A common stock held by the trust but cannot receive proceeds from the sale of the shares. Mr. Barton does not have voting power over the shares of Class A common stock held by the trust and therefore those shares have been excluded from the calculation of percentage of total voting power.
(4)	Shares of Class A common stock beneficially owned include 4,261,222 shares of Class B common stock and 1,183,430 shares of Class A common stock held by the Frink Descendants’ Trust dated December 30, 2004. Mr. Frink has investment power over the shares of Class A common stock held by the trust but cannot receive proceeds from the sale of the shares. Mr. Frink does not have voting power over the shares of Class A common stock held by the trust and therefore those shares have been excluded from the calculation of percentage of total voting power.
(5)	Includes 229,287 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2011.
(6)	Includes 43,815 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2011.
(7)	Includes 145,730 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2011.
(8)	Includes 4,437 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2011.
(9)	Includes 4,437 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2011 and 2,596,884 shares of Class A common stock held by Benchmark Capital Partners V, L.P., or BCP V. Mr. Gurley, one of our directors, is an affiliate of BCP V. Mr. Gurley disclaims beneficial ownership with respect to all shares beneficially owned by BCP V, except to the extent of his pecuniary interest in such shares. See footnote 14 for discussion of the ownership by BCP V and its related entities.
(10)	Includes 4,437 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2011. Mr. Hoag has the sole power to dispose and direct the disposition of such options and any shares of Class A common stock issuable upon exercise of such options, and the sole power to direct the vote of the shares of Class A common stock to be received upon exercise of the options. However, Mr. Hoag has transferred to TCV Management 2004, L.L.C., or TCM 2004, 100% of the pecuniary interest in such options and any shares of Class A common stock issuable upon exercise of such options. Mr. Hoag is a member of TCM 2004, but disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares. In addition, includes 4,000,768 shares of Class A common stock held by TCV V, L.P. and 77,712 shares held by TCV Member Fund, L.P., or together, the TCV Funds. Mr. Hoag, one of our directors, is an affiliate of each of the TCV Funds. Mr. Hoag disclaims beneficial ownership with respect to all shares beneficially owned by the TCV Funds. Please see footnote 15 for a discussion of the ownership by the TCV Funds.
(11)	Includes 41,418 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2011.
(12)	Includes 11,833 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2011. Includes 35,502 shares of Class A common stock held by the Stephenson Family LLC.
(13)	Shares of Class A common stock beneficially owned include 1,063,139 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of May 31, 2011.
(14)	Consists of 2,596,884 shares of Class A common stock held by BCP V, as nominee for BCP V, Benchmark Founders’ Fund V, L.P., Benchmark Founders’ Fund V-A, L.P., Benchmark Founders’ Fund V-B, L.P. and related individuals, or the Benchmark Funds. Benchmark Capital Management Co. V, L.L.C., or BCMC V, is the general partner of BCP V. Mr. Gurley is a managing member of BCMC V and may be deemed to have shared voting and investment power over the shares held by the Benchmark Funds. The address of BCP V is 2480 Sand Hill Road, Menlo Park, California 94025.
(15)	Includes 4,000,768 shares of Class A common stock held by TCV V, L.P., or TCV V, and 77,712 shares of Class A common stock held by TCV Member Fund, L.P., or TCV MF and, together with TCV V, the TCV Funds. Shares of Class A common stock beneficially owned after the offering and the concurrent private placement include 245,261 shares of Class A common stock and 4,738 shares of Class A common stock to be purchased by TCV V and TCV MF, respectively, in the concurrent private placement. The TCV Funds are organized as “blind pool” partnerships in which the limited partners (or equivalents) have no discretion over investment or sale decisions, are not able to withdraw from the TCV Funds, except under exceptional circumstances, and generally participate ratably in each investment made by the TCV Funds. Technology Crossover Management V, L.L.C., or TCM V, is the sole General Partner of TCV V, L.P. and a General Partner of TCV, MF. The investment activities of TCM V are managed by Mr. Hoag, one of our directors, Richard H. Kimball, John L. Drew, William J.G. Griffith, IV, and Jon Q. Reynolds, Jr., or together, the TCM Members, who share voting and dispositive power with respect to the shares beneficially owned by the TCV Funds. The address for each of these persons and entities is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.
(16)	Consists of 1,512,289 shares of Class A common stock held by PAR Investment Partners, L.P., or PAR. Shares of Class A common stock beneficially owned after the offering and the concurrent private placement include 25,000 shares of Class A common stock to be purchased in the concurrent private placement. PAR Capital Management, Inc., or PCM, as the general partner of PAR Group, L.P., which is the general partner of PAR, has investment discretion and voting control over shares held by PAR. Paul A. Reeder, III is president and a portfolio manager of PCM and exercises voting and dispositive power over the shares of Class A common stock held by PAR. The address of PAR is One International Place, Suite 2401, Boston, Massachusetts 02110.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our amended and restated articles of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated articles of incorporation and amended and restated bylaws that will become effective in connection with the completion of this offering. Copies of these documents will be included as exhibits to the registration statement of which this prospectus is a part. The descriptions below of our capital stock reflect changes that will occur on or prior to the closing of this offering.

Upon the closing of this offering, our authorized capital stock will be 645,000,000 shares, each with a par value of $0.0001 per share, consisting of the following three classes of stock:

•	600,000,000 shares designated as Class A common stock;

•	15,000,000 shares designated as Class B common stock; and

•	30,000,000 shares designated as preferred stock.

As of March 31, 2011, we had outstanding 13,644,750 shares of Class A common stock, held of record by 208 shareholders (which assumes the automatic conversion of all outstanding shares of our convertible preferred stock into 9,276,190 shares of our Class A common stock, and the automatic conversion of all outstanding shares of our Class C common stock into 2,305,980 shares of our Class A common stock, both of which occurred upon the effectiveness of the registration statement of which this prospectus is a part), and 9,528,313 shares of Class B common stock, held of record by two shareholders. In addition, as of March 31, 2011, 5,477,032 shares of our Class A common stock were subject to outstanding stock options with a weighted average exercise price of $4.27 per share. Upon the closing of the offering and the concurrent private placement and based on shares of our Class A common stock outstanding as of March 31, 2011, we will have 17,381,749 shares of Class A common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options.

Class A Common Stock and Class B Common Stock

Voting Rights

Since Zillow’s inception, we have had authorized Class A common stock, which has one vote per share, and authorized Class B common stock, which has ten votes per share. On any matter that is submitted to a vote of our shareholders, the holders of our Class A common stock are entitled to one vote per share of Class A common stock and the holders of our Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of Class A common stock and Class B common stock will vote together as a single group on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law or our amended and restated articles of incorporation.

Under Washington law and our amended and restated articles of incorporation, holders of our Class A common stock and holders of our Class B common stock may each be entitled to vote as a separate voting group, or as a separate voting group with other classes that are affected in the same or a substantially similar way, on a proposed amendment to our amended and restated articles of incorporation that would:

•

effect an exchange or reclassification of all or part of the issued and outstanding shares of the class into shares of another class that would adversely affect the holders of the exchanged or reclassified class;

•	change the rights, preferences, or limitations of all or part of the issued and outstanding shares of the class that would adversely affect the holders of shares of the class;

•	change all or part of the issued and outstanding shares of the class into a different number of shares of the same class, that would adversely affect the holders of the class;

•	limit or deny an existing preemptive right of all or part of the shares of the class;

•	cancel or otherwise adversely affect rights to distributions or dividends that have accumulated but have not yet been declared on all or part of the shares of the class; or

•	effect a redemption or cancellation of all or part of the shares of the class in exchange for cash or any other form of consideration other than shares of our capital stock.

Holders of our Class A common stock and Class B common stock are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the voting power of our Class A common stock and Class B common stock, voting together as a single voting group, will be entitled to elect all of the directors standing for election, if they so choose.

After this offering and the concurrent private placement, all of our Class B common stock will be controlled by our founders, Richard Barton and Lloyd Frink, and will represent 84.6% of the voting power of our outstanding capital stock. Because of our dual class structure, for the foreseeable future our founders will continue to be able to control all matters submitted to our shareholders for approval, including the election and removal of directors (with or without cause).

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock and Class B common stock are entitled to share equally in any dividends that our board of directors may declare from time to time unless different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and the holders of a majority of the outstanding shares of Class B common stock, each voting as a separate voting group. If a dividend is paid in the form of Class A common stock or Class B common stock, then holders of Class A common stock will receive Class A common stock and holders of Class B common stock will receive Class B common stock.

Liquidation Rights

Upon our liquidation, dissolution or winding up, the holders of our Class A common stock and Class B common stock are entitled to share ratably in proportion to the number of shares of Class A common stock then held by each (assuming the conversion of all shares of Class B common stock into shares of Class A common stock) in our assets available for distribution to the shareholders after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Redemption

Our Class A common stock and Class B common stock are not redeemable.

Preemptive Rights

Our amended and restated articles of incorporation provide that no preemptive rights shall exist with respect to shares of our stock or securities convertible into shares of our stock, except to the extent provided by written agreement.

Conversion

All of the Class B common stock is currently held by Richard Barton or Lloyd Frink, each of whom we refer to in this “Conversion” section as a “founder.” Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for (i) certain transfers described in our amended and restated articles of incorporation, so long as the founder who transfers the Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred or (ii) transfers between the founders or entities through which a founder holds exclusive voting and dispositive power with respect to the Class B common stock.

In the event of the death or mental disability of a founder, each share of such founder’s Class B common stock will convert into one share of Class A common stock, except as set forth below. If a founder (whom we refer to as the transferring founder), or an entity that holds Class B common stock with respect to which such founder holds exclusive voting and dispositive power, transfers voting control of shares of Class B common stock to the other founder contingent or effective upon the transferring founder’s death or mental disability, then the transferring founder’s death or mental disability will not immediately trigger a conversion to Class A common stock, provided that the shares of Class B common stock as to which voting control was transferred shall convert to Class A common stock no later than nine months after the death or mental disability of the transferring founder. Further, if one founder dies or becomes mentally disabled simultaneously with when the other founder dies or becomes mentally disabled, the founders’ death or mental disability will not immediately trigger a conversion to Class A common stock if voting control of the founders’ shares of Class B common stock is transferred to a trustee designated by the founders and approved by the board of directors, provided that the shares of Class B common stock as to which voting control was transferred shall convert to Class A common stock no later than nine months after the death or mental disability of the founders.

Once converted into Class A common stock, the Class B common stock may not be reissued.

Except for the issuance of Class B common stock in connection with dividends or distributions in accordance with the amended and restated articles of incorporation, we will not issue additional shares of Class B common stock unless the issuance is approved by holders of a majority of the outstanding shares of Class A common stock and holders of a majority of the outstanding shares of Class B common stock, each voting as a separate voting group.

Preferred Stock

Upon the effectiveness of the registration statement of which this prospectus is a part, our outstanding convertible preferred stock was automatically converted into 9,276,190 shares of our Class A common stock. After such conversion and pursuant to our amended and restated articles of incorporation, our board of directors will have the authority to issue up to 30,000,000 shares of preferred stock from time to time in one or more series, including preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of other shares of our capital stock, without further action by shareholders, other than approval by or written agreement of holders of at least a majority of our outstanding Class B common stock, which is held by our two founders, Richard Barton and Lloyd Frink (which we refer to as the approval right), or in lieu of such approval or written agreement, approval by our board of directors including a founder in his capacity as a member of our board of directors. The approval right will terminate when the Class B common stock represents less than 7% of the aggregate number of shares of the outstanding Class A common stock and Class B common stock. Subject to this approval right, our board of directors will also have the authority to fix the voting rights, limitations and relative rights of any series of preferred stock, including dividend rights, liquidation rights, redemption rights, conversion rights and voting rights. The issuance of preferred stock may decrease the market price of the Class A common stock. We have no plans at this time to issue any preferred stock.

Registration Rights

We are party to an investors’ rights agreement with significant holders of our convertible preferred stock (which preferred stock will be converted into 9,276,190 shares of our Class A common stock in connection with this offering), who we refer to in this section as the “eligible investors,” and Richard Barton, Lloyd Frink, the Barton Descendants’ Trust and the Frink Descendants’ Trust, who we refer to collectively in this “Registration Rights” section as our “founders”. Under this agreement, the eligible investors and our founders are entitled to the registration rights described below with respect to an aggregate of 20,426,711 shares of our Class A common stock (assuming conversion of the outstanding convertible preferred stock and Class C common stock in connection with this offering, and conversion of Class B common stock) and the shares purchased by funds affiliated with Technology Crossover Ventures, and by PAR Investment Partners, L.P., in the concurrent private placement, which we refer to in this section as the “registrable securities.” These registration rights enable the eligible investors and our founders to offer and sell registered shares of our Class A common stock, after the expiration of the lock-up provisions described elsewhere in this prospectus, without restriction (including in public markets) under the Securities Act when the applicable registration statement is declared effective.

We are required to pay for all expenses, other than underwriting discounts, commissions and stock transfer taxes, incurred in connection with the registration of the registrable securities. Under the investors’ rights agreement, we have agreed to indemnify the holders of the registrable securities against specified liabilities under state and federal securities laws, including liabilities under the Securities Act. No holder of registrable securities will be entitled to registration rights under the investors’ rights agreement after the earlier of (a) five years after the closing of this offering, or (b) as to any holder, the time after this offering at which the holder holds 1% or less of our outstanding Class A common stock and all registrable securities held by the holder can be sold in any three-month period without registration in compliance with Rule 144 under the Securities Act.

Demand Registration Rights

Pursuant to the investors’ rights agreement, the eligible investors and our founders are entitled to the demand registration rights described in this section. At any time beginning after the six-month anniversary of this offering, any one of the three largest holders of our convertible preferred stock prior to this offering, who we refer to in this section as the “major investors,” or one or more of our founders holding in the aggregate at least 30% of our Class B common stock, including for this purpose, any Class A common stock issued in conversion of such Class B common stock, may request that we register all or a portion of their registrable securities so long as the anticipated aggregate offering price is in excess of $20 million. In that case, all of the eligible investors and our founders will be entitled to participate in the registration. We will not be required to effect a demand registration during the period beginning 90 days prior to the filing, and ending 180 days following the effectiveness, of a registration statement we initiate relating to a public offering of our securities. Subject to specified conditions, we may defer a demand registration for up to 90 days in a 12-month period. Further, we will not be required to effect a demand registration for a major investor if we have previously effected two demand registrations initiated by one or more major investors. Similarly, we will not be required to effect a demand registration for one of our founders if we have previously effected two demand registrations initiated by one or more of our founders. In an underwritten offering, the underwriter has the right, subject to conditions, to limit the number of registrable securities that the eligible investors and our founders may include in the registration. In that case, the number of shares that may be included in the underwritten offering will be apportioned between the eligible investors and our founders so that the eligible investors may include 65% of the total number of securities to be included in the offering and our founders may include 35% of the total number of securities to be included in the offering.

Piggyback Registration Rights

The eligible investors and our founders may elect to include their registrable securities in any registration statement we file under the Securities Act to register any of our securities, subject to exceptions, and also to include those shares in any underwritten offering contemplated by that registration statement. We are not required to include in any registration and underwriting the shares that the holders elect to include in a registration statement where the underwriter determines in good faith that the inclusion of the shares would jeopardize the success of the offering, so long as the total number of shares of the holders included in the offering is not reduced below 30% of the total number of registrable securities included in the offering. In the event the underwriter determines to limit the participation of the eligible investors and our founders, the shares those holders may include in the registration will be apportioned between the eligible investors and our founders so that the eligible investors may include 65% of the total number of securities to be offered by those holders and our founders may include 35% of the total number of securities to be offered by those holders. In connection with this offering, the eligible investors and our founders were entitled, and those holders representing the necessary percentage of registrable securities waived their rights, to include their shares of registrable securities in this offering.

Form S-3 Registration Rights

If and when we become eligible to file registration statements on Form S-3, the eligible investors and our founders may require us, upon request of a major investor or one or more of our founders holding an aggregate of at least 30% of our Class B common stock, including, for this purpose, any Class A common stock issued in conversion of such Class B common stock, to file additional registration statements on Form S-3 to register their registrable securities so long as the proposed aggregate offering amount is at least $10 million for each registration. We do not have to effect a Form S-3 registration in response to a major investor’s request if we have, within the preceding 12-month period, already effected two Form S-3 registrations at the request of one or more major investors. Similarly, we do not have to effect a Form S-3 registration in response to a founder’s request if we have, within the preceding 12-month period, already effected two Form S-3 registrations at the request of one or more of our founders. In addition, subject to specified conditions, we may defer a Form S-3 registration for up to 90 days in a 12-month period.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Washington Law

Provisions of our amended and restated articles of incorporation, our amended and restated bylaws and Washington law could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our shareholders. These provisions, which are summarized below, may delay, defer or prevent a tender offer or takeover attempt of our company that a shareholder might consider in the shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for our restructuring or sale of all or part of our business. Some of these provisions will become effective only after the date, which we refer to as the threshold date, on which the Class B common stock held by our founders, Richard Barton and Lloyd Frink, represents less than 7% of the aggregate number of shares of the outstanding Class A common stock and Class B common stock.

Dual Class Structure

As discussed above, our Class B common stock has 10 votes per share, while our Class A common stock, which is the class of stock we are selling in this offering and in the concurrent private placement, and which will be the only class of stock which is publicly traded, has one vote per share. After this offering and the concurrent private placement, all of our Class B common stock will be controlled by our founders, Richard Barton and Lloyd Frink, and will represent 84.6% of the voting power of our outstanding capital stock. Because of our dual class structure, for the foreseeable future our founders will continue to be able to control all matters submitted to our shareholders for approval, including the election and removal of directors and significant corporate transactions such as a merger or other sale of us or of our assets. In addition, until the threshold date our founders will be able to call meetings of shareholders and fill vacancies on the board, and directors may be removed with or without cause. The concentrated control described above could also delay, defer or prevent a change of control, merger, consolidation, takeover or other business combination involving us that other shareholders may support, and could discourage a potential acquiror from initiating such a transaction.

Authorized but Unissued Shares of Class A Common Stock and Preferred Stock

Our authorized but unissued shares of Class A common stock and preferred stock are available for our board of directors to issue without shareholder approval (except to the extent described above under “Preferred Stock”). To the extent described above in “Preferred Stock”, our board of directors has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of our Class A common stock. As a result, preferred stock could be issued quickly, could adversely affect the rights of holders of Class A common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. We may use the additional authorized shares of Class A common stock or preferred stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of Class A common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction.

Classified Board of Directors; Election and Removal of Directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected annually by our shareholders. Prior to the threshold date, our directors can be removed with or without cause by holders of our Class A common stock and Class B common stock, voting together as a single group, and vacancies on the board of directors may be filled by such shareholders voting together as a single group, by the affirmative vote of a majority of the directors then in office or by the sole remaining director. After the threshold date, our directors can be removed only for cause and vacancies on our board of directors may be filled only by the affirmative vote of a majority of the directors then in office or by the sole remaining director. Further, both before and after the threshold date, only our board of directors may change the size of our board of directors. Because, after the threshold date, this system of electing, appointing and removing directors generally makes it more difficult for shareholders to replace a majority of our board of directors, it may discourage a third party from initiating a tender offer or otherwise attempting to gain control of our company, and may maintain the incumbency of our board of directors.

Limits on Ability of Shareholders to Act by Written Consent or Call Special Meetings of Shareholders

Washington law limits the ability of shareholders of public companies from acting by written consent by requiring unanimous written consent for a shareholder action to be effective. This limit on the ability of our shareholders to act by less than unanimous written consent may lengthen the amount of time required to take shareholder actions. In addition, our amended and restated articles of incorporation provide that special meetings of our shareholders may be called only by the chairman of our board of directors, our board of directors, our chief executive officer, our president or (prior to the threshold date) holders of at least 25% of the combined voting power of our outstanding Class A common stock and Class B common stock. After the threshold date, only the chairman of our board of directors, our board of directors, our chief executive officer or our president may call a special meeting of shareholders.

Advance Notice Requirements for Shareholders Proposals and Director Nominations

Our amended and restated bylaws provide that shareholders seeking to bring business before a meeting of shareholders, or to nominate candidates for election as directors at a meeting of shareholders, must provide us with timely written notice of their proposal. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

Amendment to Our Amended and Restated Bylaws and Amended and Restated Articles of Incorporation

Our amended and restated articles of incorporation and amended and restated bylaws provide that shareholders can amend or repeal the bylaws only by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our Class A common stock and Class B common stock, voting together as a single group.

Unless approved by a majority of our “continuing directors,” as that term is defined in our amended and restated articles of incorporation, specified provisions of our articles of incorporation may not be amended or repealed without the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock entitled to vote on the action, including the following provisions:

•

those requiring the affirmative vote of at least two-thirds of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single group, in order for shareholders to amend or repeal our bylaws;

•	those dividing our board of directors into three classes;

•	those providing that, after the threshold date, directors are removable only for cause;

•	those permitting, after the threshold date, only a majority of the members of our board of directors or the sole remaining director to fill vacancies on our board;

•	those providing that only our board of directors may change the size of our board of directors;

•

those requiring the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single group, to amend specified provisions of our amended and restated articles of incorporation; and

•

those providing that special meetings of shareholders may be called only by the chairman of our board of directors, our chief executive officer, our president or (prior to the threshold date) holders of at least 25% of the combined voting power of our outstanding Class A common stock and Class B common stock.

Washington Law

Chapter 23B.19 of the Washington Business Corporation Act, with limited exceptions, prohibits a “target corporation” from engaging in specified “significant business transactions” for a period of five years after the share acquisition by an acquiring person, unless (a) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition or (b) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. An “acquiring person” is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. Significant business transactions include, among other transactions:

•	mergers, share exchanges or consolidations with, dispositions of assets to, or issuances of stock to or redemptions of stock from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation employed in Washington over a five-year period as a result of the acquiring person’s acquisition of 10% or more of the shares;

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder; and

•	liquidating or dissolving the target corporation.

After the five-year period, “significant business transactions” are permitted, as long as they comply with the “fair price” provisions of the statute or are approved by a majority of the outstanding shares other than those of which the acquiring person has beneficial ownership. A corporation may not “opt out” of this statute.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be BNY Mellon Shareowner Services.

Listing

Our Class A common stock has been approved for listing on The Nasdaq Global Market under the symbol “Z.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and although our Class A common stock has been approved for listing on The Nasdaq Global Market, an active public market for our Class A common stock may not develop following this offering. We cannot predict the effect, if any, that market sales by our existing shareholders of shares of Class A common stock, or the availability of shares of Class A common stock for sale, will have on the market price of our Class A common stock prevailing from time to time. Sales by our existing shareholders of substantial amounts of Class A common stock in the public market, or the perception that such sales could occur, could reduce the market price of our Class A common stock and impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering and the concurrent private placement, based on our shares outstanding as of March 31, 2011, and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and Class C common stock into shares of Class A common stock, we will have 17,381,749 shares of Class A common stock outstanding and, 9,528,313 shares of Class B common stock outstanding, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares of Class A common stock sold in this offering will be freely tradable, except that (1) any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to the volume limitations and other restrictions of Rule 144 described below and (2) any person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citi, dispose of or hedge any shares purchased in the program. The remaining 13,919,749 shares of Class A common stock, including the 274,999 shares to be issued in the concurrent private placement, and the 9,528,313 shares of Class B common stock, will be “restricted securities” as defined under Rule 144 and also will be subject to the lock-up provisions described below or similar market standoff agreements between us and our shareholders. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell his or her shares provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months before, the sale and (2) we have been subject to and satisfied the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell the shares regardless of whether we have been subject to and satisfied the Exchange Act reporting requirements.

A person who has beneficially owned restricted shares of our Class A common stock for at least six months, but who is one of our affiliates at the time of, or any time during the 90 days before, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 173,817 shares immediately after this offering and the concurrent private placement, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options, based on the number of shares of Class A common stock outstanding as of March 31, 2011, and after giving effect to the conversion of all shares of our outstanding convertible preferred stock and shares of Class C common stock into shares of Class A common stock; and

•	the average weekly trading volume of our Class A common stock on The Nasdaq Global Market during the four calendar weeks before the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 under the Securities Act, a person who purchased shares of our Class A common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the public information requirements or holding period requirements of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after we have become subject to the Exchange Act periodic reporting requirements before selling their shares.

As of March 31, 2011, 1,223,087 shares of our outstanding Class A common stock had been issued in reliance on Rule 701 as a result of stock option exercises. All of these shares are subject to the lock-up agreements described below or similar market standoff agreements with us.

Lock-Up Agreements

We, our officers and directors and substantially all of our shareholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citi, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

If, however, at any time beginning 90 days after the date of this prospectus, (i) we have filed with the SEC at least one quarterly report on Form 10-Q, (ii) the reported last sale price of our Class A common stock on The Nasdaq Global Market is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus for 20 trading days out of any 30 trading day period ending after the 90th day following the date of this prospectus (which 30 trading day period may begin prior to such 90th day), and (iii) the reported last sale price of our Class A common stock on the last day of that 30 trading day period described in clause (ii) is at least 25% greater than the initial public offering price, then 25% of each holder’s capital stock that is subject to the 180-day restrictions described above as of immediately prior to the opening of The Nasdaq Global Market on the day following the end of the 30 trading day period, or the initial release date, will be automatically released from those restrictions on the initial release date, provided that none of the underwriters named under the section entitled “Underwriting” in this prospectus has published research on us within 15 days prior to the day following the initial release date. If an underwriter of this offering has published research on us within 15 days prior to the day following the initial release date, the initial release date will be deferred until the expiration of the 15-day period beginning on, and including, the date such research is published. Notwithstanding the foregoing, if (i) we issue an earnings release or material news or a material event relating to our company occurs during the last 17-day period of the 180-day restricted period or the last 17-day period prior to the initial release date, or (ii) prior to the initial release date or the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the initial release date or the last day of the 180-day restricted period, then, in either case, the initial release date will be deferred or the 180-day restricted period will be extended, as applicable, and the restrictions of the lock-up agreements will continue to apply, until the expiration of the 18-day period beginning on, and including, the issuance of the earnings release or material news or occurrence of the material event, unless Citi waives, in writing, such extension or deferral.

In addition, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citi, dispose of or hedge any shares purchased in the program.

Registration Rights

Pursuant to an investors’ rights agreement, the holders of approximately 20,151,712 shares of our Class A common stock (including shares issuable upon the conversion of our outstanding convertible preferred stock and our Class C common stock immediately prior to the closing of this offering and assuming the conversion of our Class B common stock at the option of the holders thereof), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.” If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market. If such sale occurs, the market price of our Class A common stock could decline. In addition, in connection with the concurrent private placement, we have agreed to extend certain registration rights, after the expiration of the lockup provisions described elsewhere in this prospectus, to funds affiliated with Technology Crossover Ventures and to PAR Investment Partners, L.P., pursuant to which, under certain conditions, we will register shares of our Class A common stock held by funds affiliated with Technology Crossover Ventures and by PAR Investment Partners, L.P., for resale on a registration statement on Form S-3.

Stock Options

As of March 31, 2011, options to purchase a total of 5,477,032 shares of Class A common stock pursuant to our 2005 Equity Incentive Plan were outstanding, of which options to purchase 2,549,422 shares were exercisable, and no options were outstanding or exercisable under our 2011 Incentive Plan. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the closing of this offering to register shares that may be issued pursuant to our 2005 Equity Incentive Plan and our 2011 Incentive Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements. For a more complete discussion of our equity incentive plans, see “Executive Compensation — Employee Benefit and Stock Plans.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income and estate tax consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any state, local non-U.S. or other taxing jurisdiction and is limited to investors who will hold our Class A common stock as a capital asset for tax purposes. This summary does not address all tax considerations that may be important to a particular investor in light of the investor’s circumstances or to certain categories of non-U.S. investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below);

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Accordingly, partnerships that hold our Class A common stock and partners in such partnerships should consult their tax advisors.

The following discussion of material U.S. federal income and estate tax consequences to non-U.S. holders is for general information only. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than (i) a U.S. citizen or U.S. resident alien, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the primary supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Distributions on Class A Common Stock

If we make distributions on our Class A common stock, these distributions generally will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to withholding either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 properly certifying qualification for the reduced rate. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our Class A common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment maintained by you in the United States) are exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying exemption. Effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

Gain on Disposition of Class A Common Stock

Subject to the discussion below regarding recent legislative withholding developments, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our Class A common stock.

If you are described in the first bullet above, you will be required to pay tax on the net gain derived from the sale at the same graduated U.S. federal income tax rates applicable to U.S. persons (net of certain deductions and credits), and if you are a corporate non-U.S. holder, you may be subject to the branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, our Class A common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded Class A common stock at any time during the applicable period specified in the Internal Revenue Code.

Federal Estate Tax

Our Class A common stock beneficially owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or the gross proceeds of disposition of our Class A common stock may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner.

Recent Legislative Developments

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial institutions, which include hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles regardless of size), after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (that are different from, and in addition to, the beneficial owner certification requirements described above) have been satisfied that generally relate to ownership by U.S. persons of interests in or accounts with those entities. You should consult your tax advisor regarding the possible implications of this legislation on your investment in our Class A common stock.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager of this offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	2,018,346
Allen & Company LLC	578,154
Pacific Crest Securities LLC	384,282
ThinkEquity LLC	384,282
First Washington Corporation	96,936

Total	3,462,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.84 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 519,300 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors and substantially all of our shareholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citi, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

If, however, at any time beginning 90 days after the date of this prospectus, (i) we have filed with the SEC at least one quarterly report on Form 10-Q, (ii) the reported last sale price of our Class A common stock on The Nasdaq Global Market is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus for 20 trading days out of any 30 trading day period ending after the 90th day following the date of this prospectus (which 30 trading day period may begin prior to such 90th day), and (iii) the reported last sale price of our Class A common stock on the last day of that 30 trading day period described in clause (ii) is at least 25% greater than the initial public offering price, then 25% of each holder’s capital stock that is subject to the 180-day restrictions described above as of immediately prior to the opening of The Nasdaq Global Market on the day following the end of the 30 trading day period, or the initial release date, will be automatically released from those restrictions on the initial release date provided that none of the underwriters have published research on us within 15 days prior to the day following the initial release date. If an underwriter has published research on us within 15 days prior to the day following the initial release date, the initial release date will be deferred until the expiration of the 15-day period beginning on, and including, the date such research is published. Notwithstanding the foregoing, if (i) we issue an earnings release or material news or a material event relating to our company occurs during the last 17-day period of the 180-day restricted period or the last 17-day period prior to the initial release date, or (ii) prior to the initial release date or the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the initial release date or the last day of the 180-day restricted period, then, in either case, the initial release date will be deferred or the 180-day restricted period will be extended, as applicable, and the restrictions of the lock-up agreements will continue to apply, until the expiration of the 18-day period beginning on, and including, the issuance of the earnings release or material news or the occurrence of the material event, unless Citi waives, in writing, such extension or deferral.

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citi, dispose of or hedge any shares purchased in the program. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our Class A common stock has been approved for listing on The Nasdaq Global Market under the symbol “Z.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Us
	No Exercise	Full Exercise
Per share	$1.40	$1.40
Total	$4,846,800	$5,573,820

We estimate that the total expenses of this offering will be approximately $3.4 million. The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

In connection with this offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in this offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus

Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

•	to “qualified investors” as defined in the Prospectus Directive; or

•

to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale. For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (and amendments thereto, including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1-or-2-or 3 of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

CONCURRENT PRIVATE PLACEMENT

Concurrent with the closing of this offering, funds affiliated with Technology Crossover Ventures, and PAR Investment Partners, L.P., will purchase from us in a private placement the number of shares of our Class A common stock with an aggregate purchase price equal to approximately $5.0 million and $0.5 million, respectively, at a price per share equal to the initial public offering price. Based on the initial public offering price of $20.00 per share, this will be 274,999 shares. The sale of these shares to funds affiliated with Technology Crossover Ventures and to PAR Investment Partners, L.P. is not registered in this offering.

LEGAL MATTERS

Perkins Coie LLP, Seattle, Washington, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of Class A common stock being offered by this prospectus. The underwriters have been represented by Fenwick & West LLP, Seattle, Washington.

TWB Investment Partnership II, L.P., an entity affiliated with Perkins Coie LLP, beneficially owns shares of our Series A convertible preferred stock and Series C convertible preferred stock, which will be converted into an aggregate of 9,761 shares of our Class A common stock in connection with this offering and represents less than 0.1% of our outstanding capital stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed with the registration statement. For further information about us and the Class A common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with this prospectus.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. When we complete this offering, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. For further information about us and our Class A common stock, you can inspect a copy of the registration statement and the exhibits and schedule to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon paying the prescribed fees. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

ZILLOW, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Zillow, Inc.

We have audited the accompanying balance sheets of Zillow, Inc. as of December 31, 2009 and 2010, and the related statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zillow, Inc. at December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington

April 18, 2011, except Note 15 as to which
the date is July 14, 2011

ZILLOW, INC.

BALANCE SHEETS

(in thousands, except share data)

	December 31,		March 31, 2011	Pro Forma March 31, 2011 (Note 2)
	2009	2010
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,439	$12,278	$11,055
Short-term investments	11,652	1,499	4,499
Accounts receivable, net of allowance for doubtful accounts of $261, $501 and $522 at December 31, 2009 and 2010 and March 31, 2011, respectively	2,868	3,984	3,729
Prepaid expenses and other current assets	349	410	693

Total current assets	19,308	18,171	19,976
Property and equipment, net	4,409	4,929	4,994
Goodwill	—	—	1,140
Intangible assets, net	875	888	1,518
Other assets	16	25	997

Total assets	$24,608	$24,013	$28,625

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$423	$750	$1,267
Accrued expenses and other current liabilities	506	607	2,018
Accrued compensation and benefits	873	1,318	1,327
Deferred revenue	807	3,284	4,762
Deferred rent, current portion	267	271	270

Total current liabilities	2,876	6,230	9,644
Deferred rent, net of current portion	606	335	301
Commitments and contingencies (Note 13)
Shareholders’ equity:
Convertible preferred stock, $0.0001 par value; 70,000,000 shares authorized, 31,353,797 shares issued and outstanding as of December 31, 2009 and 2010 and March 31, 2011 (unaudited); aggregate liquidation value of $81,000 as of December 31, 2009 and 2010 and March 31, 2011 (unaudited); no shares authorized, no shares issued or outstanding, pro forma as of March 31, 2011 (unaudited)	4	4	4	$—
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding as of December 31, 2009 and 2010 and March 31, 2011 (unaudited); 30,000,000 shares authorized, no shares issued or outstanding, pro forma as of March 31, 2001 (unaudited)	—	—	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized as of December 31, 2009 and 2010 and March 31, 2011 (unaudited); 803,201, 1,290,602 and 2,062,580 shares issued and outstanding as of December 31, 2009 and 2010 and March 31, 2011 (unaudited), respectively; 600,000,000 shares authorized, 13,644,750 shares issued and outstanding, pro forma as of March 31, 2011 (unaudited)	—	—	—	1
Class B common stock, $0.0001 par value; 35,000,000 shares authorized, 9,528,313 shares issued and outstanding as of December 31, 2009 and 2010 and March 31, 2011 (unaudited); 15,000,000 shares authorized, 9,528,313 shares issued and outstanding, pro forma as of March 31, 2011 (unaudited)	1	1	1	1
Class C nonvoting common stock, $0.0001 par value; 50,000,000 shares authorized, 2,305,980 shares issued and outstanding as of December 31, 2009 and 2010 and March 31, 2011 (unaudited); no shares authorized, no shares issued or outstanding, pro forma as of March 31, 2011 (unaudited)	—	—	—	—
Additional paid-in capital	93,056	96,152	98,210	98,213
Accumulated deficit	(71,935)	(78,709)	(79,535)	(79,535)

Total shareholders’ equity	21,126	17,448	18,680	18,680

Total liabilities and shareholders’ equity	$24,608	$24,013	$28,625	$28,625

See accompanying notes to financial statements.

ZILLOW, INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Revenues	$10,593	$17,491	$30,467	$5,331	$11,260
Costs and expenses:
Cost of revenues (exclusive of amortization)(1)	4,198	4,042	4,973	1,162	1,817
Sales and marketing	7,481	9,654	14,996	3,117	5,484
Technology and development	15,048	11,260	10,651	2,534	2,996
General and administrative	5,770	5,501	6,684	1,341	1,828

Total costs and expenses	32,497	30,457	37,304	8,154	12,125

Loss from operations	(21,904)	(12,966)	(6,837)	(2,823)	(865)
Other income	687	111	63	17	39

Net loss attributable to common shareholders	$(21,217)	$(12,855)	$(6,774)	$(2,806)	$(826)

Net loss per share attributable to common shareholders — basic and diluted	$(1.68)	$(1.02)	$(0.53)	$(0.22)	$(0.06)
Weighted-average shares outstanding — basic and diluted	12,593	12,613	12,770	12,640	13,347
Pro forma net loss per share attributable to common shareholders — basic and diluted (unaudited)			$(0.31)		$(0.04)
Weighted-average shares outstanding used in calculating pro forma net loss per share attributable to common shareholders — basic and diluted (unaudited)			22,046		22,623

(1) Amortization of website development costs and intangible assets included in technology and development is as follows	$5,465	$4,797	$4,184	$970	$1,223

See accompanying notes to financial statements.

ZILLOW, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data)

	Convertible Preferred Stock						Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	17,931,034	$2	6,933,103	$1	6,489,660	$1	750,017	$—	9,528,313	$1	2,305,980	$—	$88,902	$(37,863)	$51,044
Proceeds from exercise of Class A common stock options	—	—	—	—	—	—	22,103	—	—	—	—	—	108	—	108
Refund of Series C convertible preferred stock issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	4	—	4
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	1,901	—	1,901
Net loss and total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(21,217)	(21,217)

Balance at December 31, 2008	17,931,034	2	6,933,103	1	6,489,660	1	772,120	—	9,528,313	1	2,305,980	—	90,915	(59,080)	31,840
Proceeds from exercise of Class A common stock options	—	—	—	—	—	—	31,081	—	—	—	—	—	100	—	100
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	2,041	—	2,041
Net loss and total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,855)	(12,855)

Balance at December 31, 2009	17,931,034	2	6,933,103	1	6,489,660	1	803,201	—	9,528,313	1	2,305,980	—	93,056	(71,935)	21,126
Proceeds from exercise of Class A common stock options	—	—	—	—	—	—	487,401	—	—	—	—	—	950	—	950
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	2,146	—	2,146
Net loss and total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,774)	(6,774)

Balance at December 31, 2010	17,931,034	2	6,933,103	1	6,489,660	1	1,290,602	—	9,528,313	1	2,305,980	—	96,152	(78,709)	17,448
Proceeds from exercise of Class A common stock options (unaudited)	—	—	—	—	—	—	564,878	—	—	—	—	—	657	—	657
Share-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	491	—	491
Class A common stock issued in connection with an acquisition (unaudited)	—	—	—	—	—	—	207,100	—	—	—	—	—	910	—	910
Net loss and total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	(826)	(826)

Balance at March 31, 2011 (unaudited)	17,931,034	$2	6,933,103	$1	6,489,660	$1	2,062,580	$—	9,528,313	$1	2,305,980	$—	$98,210	$(79,535)	$18,680

See accompanying notes to financial statements.

ZILLOW, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Operating activities
Net loss	$(21,217)	$(12,855)	$(6,774)	$(2,806)	$(826)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	8,147	6,407	5,262	1,228	1,526
Share-based compensation expense	1,521	1,651	1,715	412	390
Loss on disposal of property and equipment	416	44	161	—	20
Bad debt expense	20	10	240	(27)	21
Deferred rent	(176)	(246)	(266)	(64)	(35)
Accretion of bond discount	(214)	(15)	(5)	—	(2)
Changes in operating assets and liabilities:
Accounts receivable	(1,092)	(607)	(1,356)	(233)	234
Prepaid expenses and other assets	130	308	(69)	(261)	(1,259)
Accounts payable	(24)	59	327	228	517
Accrued expenses	(456)	385	546	110	1,420
Deferred revenue	(65)	642	2,477	571	1,478

Net cash provided by (used in) operating activities	(13,010)	(4,217)	2,258	(842)	3,484

Investing activities
Proceeds from maturities of short-term investments	33,500	19,050	18,582	3,000	500
Purchases of short-term investments	(34,506)	(29,467)	(8,425)	(980)	(3,498)
Purchases of property and equipment	(4,408)	(3,622)	(4,896)	(1,224)	(1,236)
Purchases of intangible assets	(365)	(455)	(630)	(100)	(130)
Acquisition, net of cash acquired	—	—	—	—	(1,000)

Net cash provided by (used in) investing activities	(5,779)	(14,494)	4,631	696	(5,364)

Financing activities
Proceeds from exercise of Class A common stock options	112	100	950	5	657

Net cash provided by (used in) financing activities	112	100	950	5	657
Net increase (decrease) in cash and cash equivalents during period	(18,677)	(18,611)	7,839	(141)	(1,223)
Cash and cash equivalents at beginning of period	41,727	23,050	4,439	4,439	12,278

Cash and cash equivalents at end of period	$23,050	$4,439	$12,278	$4,298	$11,055

Supplemental disclosures of cash flow information Noncash transactions:
Capitalized share-based compensation	$380	$390	$431	$113	$101
Deferred offering costs not yet paid	$—	$—	$—	$—	$976
Class A common stock issued in connection with an acquisition	$—	$—	$—	$—	$910

See accompanying notes to financial statements.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 1.    Organization and Description of Business

Zillow, Inc. (the “Company,” “we,” “us” and “our”) was incorporated as a Washington corporation effective December 13, 2004. We operate a real estate information marketplace dedicated to providing vital information about homes, real estate listings and mortgages and enabling homeowners, buyers, sellers and renters to connect with real estate and mortgage professionals.

Certain Significant Risks and Uncertainties

We operate in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, we believe that changes in any of the following areas could have a significant negative effect on us in terms of our future financial position, results of operations or cash flows: rates of revenue growth; engagement and usage of our products; scaling and adaptation of existing technology and network infrastructure; competition in our market; management of our growth; acquisitions and investments; qualified employees and key personnel; protection of our brand and intellectual property; changes in government regulation affecting our business; intellectual property infringement and other claims; protection of customers’ information and privacy concerns; and security measures related to our website, among other things.

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Estimates are used for revenue recognition, the allowance for doubtful accounts, website development costs, recoverability of intangible assets with definite lives and other long-lived assets and for share-based compensation. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, our financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application.

Unaudited Interim Financial Information

The accompanying balance sheet as of March 31, 2011, the statements of operations and the statements of cash flows for the three months ended March 31, 2010 and 2011 and the statement of shareholders’ equity for the three months ended March 31, 2011 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2011 and results of operations and cash flows for the three months ended March 31, 2010 and 2011. The financial data and other information disclosed in these notes to financial statements related to the three month periods are unaudited. The results of the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the year ended December 31, 2011 or for any other interim period or for any other future year.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 2.    Summary of Significant Accounting Policies — (continued)

Unaudited Pro Forma Consolidated Balance Sheet and Net Loss Per Share Attributable to Common Shareholders

Upon the effectiveness of the registration statement, (1) all of the outstanding shares of convertible preferred stock, assuming we raise at least $40.0 million and (2) all of the outstanding shares of Class C common stock will automatically convert into shares of Class A common stock. The March 31, 2011 unaudited pro forma balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 9,276,190 shares of Class A common stock and the conversion of the Class C common stock into 2,305,980 shares of Class A common stock. Unaudited pro forma net loss per share attributable to common shareholders for the year ended December 31, 2010 and the three months ended March 31, 2011 has been computed to give effect to the automatic conversion of the convertible preferred stock and Class C common stock (using the if-converted method) into Class A common stock as though the conversion had occurred on the original dates of issuance.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. We place cash and cash equivalents with major financial institutions, which management assesses to be of high credit quality, in order to limit exposure of our investments.

Our credit risk on accounts receivable is mitigated by the relatively short payment terms that we offer. Collateral is not required for accounts receivable. We maintain an allowance for doubtful accounts such that receivables are stated at their net realizable value.

Deferred Offering Costs

Deferred offering costs of $1.0 million are included in other assets in the balance sheet as of March 31, 2011. Upon the consummation of the initial public offering, these amounts will be offset against the proceeds of the offering and included in shareholders’ equity. If the offering is terminated, the deferred offering costs will be expensed. There were no amounts capitalized as of December 31, 2010.

Cash and Cash Equivalents

We consider all highly liquid securities with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of money market funds as well as certificates of deposit with financial institutions. We regularly maintain cash in excess of federally insured limits at financial institutions.

Short-Term Investments

As of December 31, 2010 and March 31, 2011, our investments consist of U.S. Treasury securities with original maturities when purchased greater than three months but less than 12 months. The U.S. Treasury securities are classified as held-to-maturity and are recorded at amortized cost, as we do not intend to sell the investments, and it is not more likely than not that we will be required to sell these investments prior to maturity. The amortized cost of the U.S. Treasury securities approximates fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are generally due within 30 days and are recorded net of the allowance for doubtful accounts. We consider accounts outstanding longer than the contractual terms past due. We review accounts receivable on a regular basis and estimate an amount of losses for uncollectible accounts based on our historical

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 2.    Summary of Significant Accounting Policies — (continued)

collections experience, age of the receivable, knowledge of the customer and the condition of the general economy and industry as a whole. We record changes in our estimate to the allowance for doubtful accounts through bad debt expense and relieve the allowance when accounts are ultimately determined to be uncollectible. Bad debt expense is included in general and administrative expenses.

The following table presents the changes in the allowance for doubtful accounts for the periods presented (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2011
				(unaudited)
Allowance for doubtful accounts:
Balance, beginning of period	$231	$251	$261	$501
Additions charged to expense	61	314	377	88
Less: write-offs, net of recoveries and other adjustments	(41)	(304)	(137)	(67)

Balance, end of period	$251	$261	$501	$522

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

Computer equipment	3 years
Office equipment, furniture, and fixtures	5 to 7 years
Purchased software	3 years
Leasehold improvements	Shorter of expected useful life or lease term

Maintenance and repair costs are charged to expense as incurred. Major improvements, which extend the useful life of the related asset, are capitalized. Upon disposal of a fixed asset, we record a gain or loss based on the differences between the proceeds received and the net book value of the disposed asset.

Website and Software Development Costs

The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized in property and equipment and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Amortization expense is included in technology and development expense.

Capitalized development activities placed in service are amortized over the expected useful lives of those releases, currently estimated at one year. The estimated useful lives of website and software development activities are reviewed frequently and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades and/or enhancements to the existing functionality.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 2.    Summary of Significant Accounting Policies — (continued)

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the assets acquired at the date of acquisition. We assess the impairment of goodwill on an annual basis, in our fourth quarter, or whenever events or changes in circumstances indicate that goodwill may be impaired.

We assess goodwill for possible impairment using a two-step process. The first step identifies if there is potential goodwill impairment. If step one indicates that an impairment may exist, a second step is performed to measure the amount of the goodwill impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced to fair value through an impairment charge recorded in our statements of operations.

Intangible Assets

We purchase and license data content from multiple data providers. This data content consists of U.S. county data about home details (e.g., the number of bedrooms, bathrooms, square footage) and other information relating to the purchase price of homes —both current and historical, as well as imagery, mapping and parcel data that is displayed on our website. Our home details data not only provides information about a home and its related transactions which is displayed on our website, but is also used in our proprietary valuation algorithms to produce Zestimates, Rent Zestimates and Zillow Home Value Indexes. License agreement terms vary by vendor. In some instances, we retain perpetual rights to this information after the contract ends; in other instances, the information and data are licensed only during the fixed term of the agreement. Additionally, certain data license agreements provide for uneven payment amounts throughout the life of the contract term.

We capitalize payments made to third parties for data licenses that we expect to provide future economic benefit through the recovery of the costs of these arrangements via the generation of our revenues and margins. For data license contracts that include uneven payment amounts, we capitalize the payments as they are made as an intangible asset and amortize the total contract value over the estimated useful life. For contracts in which we have perpetual rights to the data, the total contract value is amortized on a straight-line basis over the life of the contract plus two years, which is equivalent to the estimated useful life of the asset. For contracts in which we do not have access to the data beyond the contractual term, the total contract value is amortized on a straight line basis over the term of the contract. We evaluate data content contracts for potential capitalization at the inception of the arrangement as well as each time periodic payments to third parties are made.

The amortization period for the capitalized purchased content is based on our best estimate of the useful life of the asset, which ranges from five to 7.5 years. The determination of the useful life includes consideration of a variety of factors including, but not limited to, our assessment of the expected use of the asset and contractual provisions that may limit the useful life, as well as an assessment of when the data is expected to become obsolete based on our estimates of the diminishing value of the data over time. We evaluate the useful life of the capitalized purchased data content each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life. If we determine the estimate of the asset’s useful life requires modification, the carrying amount of the asset is amortized prospectively over the revised useful life. The capitalized purchased data content is amortized on a straight-line basis as the pattern of delivery of the economic benefits of the data cannot reliably be determined because we do not have the ability to reliably predict future traffic to our website and mobile applications.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 2.    Summary of Significant Accounting Policies — (continued)

Under certain other data agreements, the underlying data is obtained on a subscription basis with consistent monthly recurring payment terms over the contractual period. Upon the expiration of such arrangements, we no longer have the right to access the related data, and therefore, the costs incurred under such contracts are not capitalized and are expensed as payments are made. We would immediately lose rights to data under these arrangements if we were to cancel the subscription and/or cease making payments under the subscription arrangements.

We also have intangible assets for developed technology, customer relationships and trademarks which we recorded in connection with our March 2011 acquisition of the operating assets of a real estate agent and rental property manager marketing service company. These intangible assets are amortized over the estimated useful life of the asset.

Recoverability of Intangible Assets with Definite Lives and Other Long-Lived Assets

We evaluate intangible assets and other long-lived assets for impairment whenever events or circumstances indicate that they may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. We group assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset group.

Deferred Revenue

Deferred revenue consists of prepaid but unrecognized subscription revenue, advertising fees received or billed in advance of the delivery or completion of the services and for amounts received in instances when revenue recognition criteria have not been met. Deferred revenue is recognized when the services are provided and all revenue recognition criteria have been met.

Deferred Rent

For our operating leases, we recognize rent expenses on a straight-line basis over the terms of the leases and, accordingly, we record the difference between cash rent payments and the recognition of rent expenses as a deferred rent liability. We have landlord-funded leasehold improvements that are recorded as deferred rent liabilities, which are being amortized as a reduction of rent expense over the noncancelable terms of the operating leases.

Revenue Recognition

Our revenue is primarily derived from advertising services. In general, we recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. We consider a signed agreement, a binding insertion order or other similar documentation reflecting the terms and conditions under which products or services will be provided to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including payment history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 2.    Summary of Significant Accounting Policies — (continued)

Our revenues include marketplace revenues and display revenues:

Marketplace Revenues.    Marketplace revenues consist of individual subscriptions sold to real estate agents under our Premier Agent program, and cost per click, or CPC, advertising related to our Zillow Mortgage Marketplace sold to mortgage lenders.

Subscription advertising revenues are recognized on a straight-line basis during the contractual period over which the advertising is delivered. Typical terms of our Premier Agent subscription contracts range from six to 12 months.

In Zillow Mortgage Marketplace, we present mortgage lenders’ quotes to consumers who request rates for mortgage loans. We recognize revenue when a user clicks on a mortgage advertisement or on a link to obtain additional information about a mortgage loan quote.

Display Revenues.    Display revenues primarily consist of graphical advertising sold on a cost per thousand impressions, or CPM, basis to advertisers. We recognize these revenues as impressions are delivered to users interacting with our website or mobile applications.

In 2009, one customer accounted for approximately 17% of our total revenues. There was no other single customer that generated 10% or more of our total revenues in the years ended December 31, 2008, 2009 or 2010 or during the three months ended March 31, 2010 or 2011.

Cost of Revenues

Our cost of revenues consists of expenses related to operating our website and mobile applications, including associated headcount expenses, such as salaries and benefits and share-based compensation and bonuses. Cost of revenues also includes credit card fees, ad serving costs paid to third parties, revenue sharing costs related to our commercial business relationships and facilities costs allocated on a headcount basis.

Research and Development

Research and development costs are expensed as incurred. For the years ended December 31, 2008, 2009 and 2010, expenses attributable to research and development for our business totaled $10.1 million, $7.7 million and $7.8 million, respectively. For the three months ended March 31, 2010 and 2011, expenses attributable to research and development for our business totaled $1.7 million and $2.2 million, respectively. Research and development costs are recorded in technology and development expenses.

Segments

We have one reportable segment. Our reportable segment has been identified based on how our chief operating decision maker manages our business, makes operating decisions and evaluates operating performance.

Other Income

Other income consists primarily of interest income earned on our cash and cash equivalents and short-term investments.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 2.    Summary of Significant Accounting Policies — (continued)

Share-Based Compensation

We measure compensation expenses for all share-based awards at fair value on the date of grant and recognize compensation expenses over the service period for awards expected to vest. We use the Black-Scholes-Merton option-pricing model to determine the fair-value for our awards and recognize compensation expense on a straight-line basis over the awards’ vesting periods.

In valuing our options, we make assumptions about risk-free interest rates, dividend yields, volatility, and weighted-average expected lives, including estimated forfeiture rates, of the options. Risk-free interest rates are derived from U.S. Treasury securities as of the option grant date. Expected dividend yield is based on our historical dividend payments, which have been zero to date. There is no active external or internal market for our common shares. Thus, it is not possible to estimate the expected volatility of our share price in estimating the fair value of the options granted. Accordingly, as a substitute for such volatility, we use the published historical volatilities of industry peers in the online publishing market (primarily the financial and real estate services industries) representing the verticals in which we operate. We estimate the weighted-average expected life of the options as the average of the vesting option schedule and the term of the award, since we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time share-based awards have been exercisable. The term of the award is estimated using the simplified method, as awards are plain vanilla share options. Forfeiture rates are estimated using historical actual forfeiture trends as well as our judgment of future forfeitures. These rates are evaluated at least annually and any change in compensation expense is recognized in the period of the change. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised. We consider many factors when estimating expected forfeitures, including the types of awards and employee class. Actual results, and future changes in estimates, may differ substantially from management’s current estimates.

Income Taxes

We use the asset and liability approach for accounting and reporting income taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. A valuation allowance against deferred tax assets would be established if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets are not expected to be realized.

We adopted the provisions related to the accounting for uncertainty in income taxes as of January 1, 2007, which provide a financial statement recognition and measurement threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

401(k) Savings Plan

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code. Participation in the plan is available to all employees with a minimum of three months of service, and each participant may elect to contribute a portion of their salary, subject to Internal Revenue Service limits.

At our discretion we may contribute to the employee’s account an amount up to 25% of the first 6% of employee contributions. During October 2008, we suspended our matching contributions, and our board of

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 2.    Summary of Significant Accounting Policies — (continued)

directors amended the 401(k) plan in December 2009 to terminate the matching program, resulting in no contributions or expense in 2009 or 2010. The amount contributed and expensed for the match was $0.1 million for the year ended December 31, 2008.

Recently Issued Accounting Standards

In October 2009, the FASB issued guidance on revenue recognition to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. This guidance is effective beginning January 1, 2011 with earlier application permitted. We adopted this guidance prospectively starting on January 1, 2011. The adoption of this guidance did not and is not expected to have any impact on our financial position, results of operations, cash flows or disclosures based on the types of revenue arrangements we have historically entered into and currently have in place.

Effective October 31, 2009, we adopted the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification, or the Codification, became the source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on our financial statements.

Effective January 1, 2010, we adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, we adopted this new guidance beginning January 1, 2010, except for the additional Level 3 requirements, which we adopted beginning January 1, 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not and is not expected to have a material impact on our financial statements.

Note 3.    Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 3.    Fair Value Measurements — (continued)

Level 3 — Unobservable inputs that are supported by little or no market activity; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

Assets

Cash equivalents — Cash equivalents include money market funds and investments with original maturities of three months or less. The fair value measurement of these assets is based on quoted market prices in active markets and, therefore, these assets are recorded at fair value on a recurring basis and classified as Level 1 in the fair value hierarchy.

Short-term investments — Short-term investments consist mainly of U.S. government agency securities and certificates of deposit. The fair value measurement of these assets is based on observable market-based inputs or inputs that are derived principally from or corroborated by observable market data by correlation or other means and, therefore, is recorded at fair value on a recurring basis. The balance of short-term investments was $11.7 million at December 31, 2009, consisting entirely of certificates of deposit that were classified as Level 2 in the fair value hierarchy. The balance of short-term investments was $1.5 million and $4.5 million at December 31, 2010 and March 31, 2011, respectively, consisting entirely of U.S. Treasury securities which were classified as Level 1 in the fair value hierarchy.

The following tables present the balances of assets measured at fair value on a recurring basis as of the dates presented (in thousands):

	December 31, 2009
	Total	Level 1	Level 2
Assets:
Cash equivalents:
Money market funds	$3,634	$3,634	$—
Short-term investments:
Certificates of deposit	11,652	—	11,652

Total	$15,286	$3,634	$11,652

	December 31, 2010
	Total	Level 1	Level 2
Assets:
Cash equivalents:
Money market funds	$11,517	$11,517	$—
Short-term investments:
U.S. Treasury securities	1,499	1,499	—

Total	$13,016	$13,016	$—

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 3.    Fair Value Measurements — (continued)

	March 31, 2011
	Total	Level 1	Level 2
	(unaudited)
Assets:
Cash equivalents:
Money market funds	$9,270	$9,270	$—
Short-term investments:
U.S. Treasury securities	4,499	4,499	—

Total	$13,769	$13,769	$—

We did not have any Level 3 assets measured at fair value on a recurring basis as of December 31, 2009 or 2010 or as of March 31, 2011.

Note 4.    Accounts Receivable, net

The following table presents the detail of accounts receivable as of the dates presented (in thousands):

	December 31,		March 31,
	2009	2010	2011
			(unaudited)
Accounts receivable	$3,129	$4,485	$4,251
Less: allowance for doubtful accounts	(261)	(501)	(522)

Accounts receivable, net	$2,868	$3,984	$3,729

Note 5.    Property and Equipment, net

The following table presents the detail of property and equipment as of the dates presented (in thousands):

	December 31,		March 31,
	2009	2010	2011
			(unaudited)
Computer equipment	$7,029	$8,072	$8,247
Website development costs	15,408	18,921	20,076
Leasehold improvements	1,846	1,891	1,894
Software	821	1,153	1,191
Construction-in-progress	525	675	610
Office equipment, furniture and fixtures	429	511	526

Property and equipment	26,058	31,223	32,544
Less: accumulated amortization and depreciation	(21,649)	(26,294)	(27,550)

Property and equipment, net	$4,409	$4,929	$4,994

We recorded amortization and depreciation expenses related to property and equipment other than website development costs of $2.6 million, $1.6 million and $1.1 million, respectively, during the years ended December 31, 2008, 2009 and 2010 and $0.3 million and $0.3 million, respectively, during the three months ended March 31, 2010 and 2011.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 5.    Property and Equipment, net — (continued)

We capitalized $4.2 million, $3.6 million and $3.8 million, respectively, in website development costs during the years ended December 31, 2008, 2009 and 2010 and $1.0 million and $1.1 million, respectively, during the three months ended March 31, 2010 and 2011. Amortization expense for website development costs included in technology and development expenses totaled $4.7 million, $4.2 million and $3.6 million, for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.8 million and $1.0 million, respectively, during the three months ended March 31, 2010 and 2011. Capitalized website development costs written down to the net realizable value during the years ended December 31, 2008, 2009 and 2010, were $0.3 million, $39 thousand and $0.2 million, respectively, and are included in technology and development expenses.

Construction-in-progress primarily consists of website development costs that are capitalizable, but for which the associated applications had not been placed in service.

Note 6.     Acquisition (unaudited)

On March 3, 2011, we acquired all of the operating assets of a real estate agent and rental property manager marketing service company. We intend to offer the service as part of our platform of free and paid services for real estate professionals as an additional tool for marketing their listings across the web.

The purchase price paid was $1.0 million in cash and 207,100 shares of Class A common stock. Acquisition-related expenses were expensed as incurred and were negligible. The purchase price allocation is preliminary and subject to revision as more information becomes available, but in any case, will not be revised beyond twelve months after the acquisition date.

Identifiable assets acquired in the business combination have been measured at fair value at the acquisition date. The following table summarizes the acquisition-date fair value of the assets acquired in connection with the business combination (in thousands):

March 3, 2011
Identifiable intangible assets	770
Goodwill	1,140

Total assets acquired	$1,910

Intangibles assets acquired consisted of the following (in thousands):

	March 3, 2011	Amortization Period (in years)
Developed technology	$630	2
Customer relationships	80	3
Trademarks	60	5

Total intangible assets acquired	$770

We used a cost approach to measure the fair value of the developed technology and the trademarks. The valuation of the developed technology was based on the estimated cost to recreate the technology and the

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 6.     Acquisition (unaudited) — (continued)

trademarks were valued based on the relief-from-royalty method. We used an income approach to measure the fair value of the trademarks based on the discounted cash flow method, whereby the fair value is estimated based upon the present value of cash flows that the applicable asset is expected to generate. The fair value of the Class A common stock issued as consideration in the asset acquisition was derived based on third-party valuation of our Class A common stock. These fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 measurements under the fair value hierarchy.

The results of operations related to the asset acquisition have been included in our financial statements since the date of acquisition. Pro forma financial information for the acquisition accounted for as a business combination has not been presented, as the effects were not material to our financial statements.

Note 7.     Goodwill (unaudited)

During the three months ended March 31, 2011, we recorded goodwill of $1.1 million in conjunction with our acquisition of the operating assets of a real estate agent and rental property manager marketing service company. All the goodwill recorded as of March 31, 2011 is deductible for tax purposes.

Note 8.    Intangible Assets

The following table presents the detail of intangible assets subject to amortization as of the dates presented (in thousands):

	December 31,		March 31,
	2009	2010	2011
			(unaudited)
Purchased content	$3,554	$4,184	$4,314
Developed technology	—	—	630
Customer relationships	—	—	80
Trademarks	—	—	60
Less: accumulated amortization	(2,679)	(3,296)	(3,566)

Intangible assets, net	$875	$888	$1,518

Amortization expense recorded for purchased content for the years ended December 31, 2008, 2009 and 2010 was $0.8 million, $0.6 million and $0.6 million, respectively, and these amounts are included in technology and development expenses. The remaining weighted-average amortization period as of December 31, 2009 and 2010, was approximately 2.7 years and 1.8 years, respectively.

Amortization expense recorded for intangible assets for the three months ended March 31, 2010 and 2011 was $0.2 million and $0.3 million, respectively.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 8.    Intangible Assets — (continued)

Estimated future amortization expense for purchased content, including $2.9 million of amortization related to future commitments, as of December 31, 2010 is as follows (in thousands):

2011	$972
2012	821
2013	412
2014	409
2015	396
All future years	780

Total	$3,790

Note 9.    Income Taxes

We are subject to federal income taxes in the United States. For the years ended December 31, 2008, 2009 and 2010 and for the three months ended March 31, 2011, we did not have taxable income and, therefore, no tax liability or expense has been recorded in the financial statements.

The following table presents a reconciliation of the federal statutory rate and our effective tax rate for the periods presented:

	Year Ended December 31,
	2008	2009	2010
Tax at federal statutory rate	34.0%	34.0%	34.0%
Nondeductible expenses	(0.4%)	(1.3%)	(0.8%)
Stock-based compensation	0.0%	0.0%	(1.9%)
Research and development credits	2.0%	2.6%	1.7%
Valuation allowance	(35.6%)	(35.3%)	(33.0%)

Effective tax rate	0.0%	0.0%	0.0%

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 9.    Income Taxes — (continued)

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes. The following table presents the significant components of our deferred tax assets and liabilities as of the dates presented (in thousands):

	December 31,
	2009	2010
Deferred tax assets:
Net operating loss carryforwards	$19,877	$21,361
Share-based compensation	1,955	2,524
Intangibles	162	276
Depreciation and amortization	142	114
Start-up and organizational costs	730	663
Research and development credits	753	866
Accruals and reserves	115	194
Other	408	408

Total deferred tax assets	24,142	26,406
Deferred tax liability:
Website and software development costs	(859)	(891)

Net deferred tax assets before valuation allowance	23,283	25,515
Less: valuation allowance	(23,283)	(25,515)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. We have provided a full valuation allowance against the net deferred tax assets as of December 31, 2009 and 2010 because there is a significant degree of uncertainty around our ability to realize the deferred tax assets in the future. The valuation allowance increased by $3.8 million and $2.2 million during the years ended December 31, 2009 and 2010, respectively.

We have accumulated tax losses of approximately $59.0 million and $64.0 million as of December 31, 2009 and 2010, respectively, which are available to reduce future taxable income. Approximately $1.2 million of our net operating loss carryforwards relate to tax deductible share-based compensation in excess of amounts recognized for financial reporting purposes. To the extent that net operating loss carryforwards, if realized, relate to share-based compensation, the resulting tax benefits will be recorded to shareholders’ equity, rather than to the statement of operations. Additionally, we have research and development credit carryforwards of $0.8 million and $0.9 million as of December 31, 2009 and 2010, respectively, which are available to reduce future tax liabilities. The tax loss and research and development credit carryforwards begin to expire in 2025. The use of these net operating loss carryforwards and research and development tax credits may be limited should an ownership change occur in future years under Internal Revenue Code Section 382.

As a result of the adoption of the new guidance related to the accounting for uncertainty in income taxes as of January 1, 2007, we reduced our deferred tax asset related to research and development credits by $0.4 million which was accounted for as a cumulative effect of a change in accounting principle. However, due to the presence of a full valuation allowance against the deferred tax asset, there was no impact to accumulated deficit upon adoption.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 9.    Income Taxes — (continued)

We are currently not under audit in any tax jurisdiction. Tax years from 2007 through 2010 are currently open for audit by federal and state taxing authorities, while 2005 and 2006 are subject to adjustment to the extent the net operating loss from those years are utilized on a future year’s tax return.

At December 31, 2010, the total amount of unrecognized tax benefits of $0.9 million is recorded as a reduction to the deferred tax asset. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. Accrued interest and penalties related to unrecognized tax benefits are recorded as income tax expense and are zero.

Changes for unrecognized tax benefits during 2008, 2009 and 2010 are as follows (in thousands):

Balance at January 1, 2008	$376
Gross increases — current-period tax positions	211

Balance at December 31, 2008	$587

Gross increases — current-period tax positions	166

Balance at December 31, 2009	$753

Gross increases — current-period tax positions	113

Balance at December 31, 2010	$866

Note 10.    Shareholders’ Equity

Convertible Preferred Stock

In November 2005, we completed a private placement of $26.0 million, authorizing the issuance and sale of 17,931,034 shares of Series A convertible preferred stock (Series A) at $1.45 per share. In July 2006, we completed a private placement of $25.0 million, authorizing the issuance and sale of 6,933,103 shares of Series B convertible preferred stock (Series B) at $3.6059 per share. In October 2007, we completed a private placement of $30.0 million, authorizing the issuance and sale of 6,489,660 shares of Series C convertible preferred stock (Series C) at $4.62274 per share. The key terms of all issued preferred stock are summarized below:

(a)	Dividends

The holders of Series A, B and C convertible preferred stock have preferential rights to dividends at the rate of $0.116, $0.28847 and $0.3698 per share per annum, respectively, when and if declared by our board of directors, over common shareholders. The right to receive dividends is not cumulative. As of December 31, 2009 and 2010 and as of March 31, 2011, no dividends had been declared.

(b)	Conversion

At any time after the date of issuance, each share of Series A, B and C convertible preferred stock, at the option of the holder, shall be converted into Class A common stock using the formula provided in our articles of incorporation (after giving effect to the reverse stock split described in Note 15, the conversion ratio is 3.38-to-1), or automatically upon the effectiveness of a registration statement filed for a firm commitment underwritten initial public offering of our Class A common stock with an aggregate offering price to the public of more than $40.0 million, or with the approval of the holders of at least 70% of the outstanding shares of convertible preferred stock, respectively.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 10.    Shareholders’ Equity — (continued)

(c)	Liquidation Preference

In the event of a deemed liquidation, as defined, the holders of Series A, B and C convertible preferred stock have preferential rights over common shareholders to liquidation payments of $1.45, $3.6059, and $4.62274 per share, respectively, plus all declared but unpaid dividends on such shares, if any. Upon completion of such a distribution, the remaining assets shall be distributed among the holders of all classes of common stock pro rata based on the number of shares of Class A common stock held by each (assuming the conversion of all shares of Class B and Class C common stock into shares of Class A common stock in the ratios provided). Series A, B and C convertible preferred shareholders do not have preferential rights over other preferred series holders and should there be insufficient funds to pay such preferences in full, then each preferred series holder will have liquidation rights that are proportionate to other preferred series holders.

We have classified the Series A, B and C convertible preferred stock within shareholders’ equity since the convertible preferred stock is not redeemable, and the Series A, B and C convertible preferred stockholders do not have the right to effect a deemed liquidation of the Company.

(d)	Voting Rights

Holders of Series A, B and C convertible preferred stock are entitled to the number of votes equal to the number of shares of Class A common stock into which their preferred stock could be converted. As long as at least 20% of the Series A convertible preferred stock outstanding on the original issue date remains outstanding, the holders of Series A convertible preferred stock, voting as a separate class, are entitled to elect two of the seven members of our board of directors. The holders of Class A common stock, Class B common stock, Series B convertible preferred stock, and Series C convertible preferred stock, voting together as a single voting group, are entitled to elect four members of our board of directors, and the holders of all classes of common stock and all series of convertible preferred stock, voting together, shall be entitled to elect any remaining members.

Common Stock

Our Class A common stock has no preferences or privileges and is not redeemable. Holders of Class A common stock are entitled to one vote for each share.

Class B common stock has no preferences or privileges and is not redeemable. At any time after the date of issuance, each share of Class B common stock, at the option of the holder, shall be converted into one share of Class A common stock or Class C common stock, or automatically converted upon the affirmative vote by or written consent of holders of a majority of the shares of the Class B common stock. Holders of Class B common stock are entitled to 10 votes for each share.

Class C common stock has no preferences or privileges and is not redeemable as of December 31, 2010 or March 31, 2011. Each share of Class C common stock, at the option of the holder thereof, shall be convertible into one share of Class A common stock, at any time after the consummation of the first firm commitment underwritten public offering of our securities. Each share of Class C common stock shall automatically convert into one share of Class A common stock upon the sale of the Company or upon the affirmative vote by holders of at least 65% of the shares of the Class C common stock. Holders of Class C common stock have no voting rights, except to the extent required by law.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 10.    Shareholders’ Equity — (continued)

The following shares of Class A common stock have been reserved for future issuance as of the dates presented:

	December 31, 2010	March 31, 2011
		(unaudited)
Class A common stock options outstanding	5,010,310	5,477,032
Class A common stock options available for grant	1,021,571	167,485
Shares issuable upon conversion of outstanding convertible preferred stock	9,276,190	9,276,190
Shares issuable upon conversion of outstanding Class B common stock	9,528,313	9,528,313
Shares issuable upon conversion of outstanding Class C common stock	2,305,980	2,305,980

Total	27,142,364	26,755,000

Note 11.    Share-Based Awards

In February 2005, our board of directors adopted the 2005 Equity Incentive Plan (the 2005 Plan). Under the terms of the Plan, our board of directors may grant stock awards, including incentive and nonqualified stock options, to employees, officers, directors, consultants, agents, advisors, and independent contractors. Upon adoption of the 2005 Plan, an aggregate of 2,485,207 shares of Class A common stock was reserved for future issuance. Through December 31, 2010, our board of directors has subsequently approved increases to the shares of Class A common stock reserved for future issuance to 6,730,769 shares.

We grant nonqualified stock options with exercise prices, determined by our board of directors or the compensation committee of our board of directors, that are generally equal to the fair value of the Class A common stock on the date of grant. All stock options granted since inception have been nonqualified stock options. Options granted under the 2005 Plan are exercisable at such times and under such conditions as determined by our board of directors, but the term of the options and the right of exercise may not exceed seven years from the date of grant. Employees forfeit their rights to exercise vested options after 90 days or 12 months following the termination of their employment, depending on the cause of termination. Options have a seven-year term and generally vest 25% after 12 months, and the remaining 75% of the award vests ratably over the next 36 months.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 11.    Share-Based Awards — (continued)

A summary of stock option activity for the year ended December 31, 2010 and for the three months ended March 31, 2011 is as follows:

	Options Available for Grant	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	1,015,008	4,394,807	$4.04
Authorized increase in 2005 Plan shares	1,109,467	—	—
Granted	(1,440,227)	1,440,227	3.47
Exercised	—	(487,401)	1.95
Forfeited or cancelled	337,323	(337,323)	4.79

Outstanding at December 31, 2010	1,021,571	5,010,310	4.03	4.48	$3,843,806
Authorized increase in 2005 Plan shares (unaudited)	177,514	—	—
Granted (unaudited)	(1,093,272)	1,093,272	3.89
Exercised (unaudited)	—	(564,878)	1.16
Forfeited or cancelled (unaudited)	61,672	(61,672)	5.77

Outstanding at March 31, 2011 (unaudited)	167,485	5,477,032	4.27	4.77	4,147,831
Vested and exercisable at December 31, 2010		2,831,280	4.09	3.64	3,101,423
Vested and exercisable at March 31, 2011 (unaudited)		2,549,422	4.72	3.61	2,121,384

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was $42 thousand, $32 thousand and $0.9 million, respectively. The total intrinsic value of options exercised during the three months ended March 31, 2011 was $1.7 million.

The fair value of options granted is estimated at the date of grant using the Black-Scholes-Merton option-pricing model, assuming no dividends and with the following assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2011
				(unaudited)
Expected volatility	57%	55%	50%	52%
Expected dividend yields	—	—	—	—
Average risk-free interest rate	1.91 – 3.14%	1.70 – 2.19%	1.23 – 2.16%	1.87%
Weighted-average expected life	4.58 years	4.58 years	4.58 years	4.58 years
Weighted-average fair value of options granted	$ 3.41	$ 1.62	$ 1.52	$ 2.13

The fair value of shares vested at December 31, 2008, 2009 and 2010 was $0.6 million, $0.8 million and $1.3 million, respectively. The fair value of shares vested at March 31, 2011 was $1.0 million.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 11.    Share-Based Awards — (continued)

Since July 2006, we have obtained valuation analyses prepared by an independent third-party valuation firm to assist us in determining the fair value of our Class A common stock. The valuations used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In obtaining third-party valuations of our Class A common stock, our management provided the third-party valuation firm with projections for revenue and expenses on a cash basis, and information about our prospects, our performance and economic and financial market conditions, which the valuation firm used, along with other information, to perform its valuation analysis. These valuations were reviewed by management and either the board of directors or the compensation committee of the board of directors in conjunction with share-based compensation grants. In determining the fair value of our Class A common stock, the board of directors and the compensation committee of our board of directors considered these valuation reports, and other qualitative and quantitative factors that they considered relevant, including but not limited to: (i) key employee hirings and terminations; (ii) the seasonality of our business; (iii) general market conditions in the technology, media and real estate markets; (iv) our operating performance and competitive position within the online real estate space; (v) revenue and income projections; (vi) our cash burn rate; (vii) the market value of stock of our peer companies; (viii) present value of possible future cash flows; and (ix) the likelihood of various liquidity scenarios. These determinations of fair value were used for purposes of determining the Black-Scholes-Merton fair value of our stock option awards and related share-based compensation expense.

The following table presents the effects of share-based compensation on our statements of operations during the periods presented (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Cost of revenues	$157	$183	$210	$54	$41
Sales and marketing	408	408	445	104	107
Technology and development	412	394	389	95	86
General and administrative	544	666	671	159	156

	$1,521	$1,651	$1,715	$412	$390

The following table summarizes information about options outstanding and vested stock options as of December 31, 2010:

	Options Outstanding			Options Vested and Exercisable
Exercise Price or Range	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.085 – $0.152	554,732	1.15	$0.09	554,732	$0.09
$0.659 – $3.380	997,128	4.64	2.75	531,777	2.32
$3.520 – $3.590	1,765,619	5.66	3.55	422,225	3.52
$3.860 – $5.990	434,412	4.63	5.15	245,314	5.09
$6.530	526,098	3.20	6.53	498,044	6.53
$7.270	657,473	3.81	7.27	521,328	7.27
$8.960	74,848	3.88	8.96	57,860	8.96

Total	5,010,310	4.48	4.03	2,831,280	4.09

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 11.    Share-Based Awards — (continued)

As of December 31, 2010, there was a total of $3.2 million in unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted-average period of 2.76 years. As of March 31, 2011, there was a total of $4.6 million in unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a remaining weighted-average period of 3.09 years.

Note 12.    Net Loss Per Share Attributable to Common Shareholders

Basic net loss per share is computed by dividing net loss attributable to common shareholders by the weighted-average number of common shares (including Class A common stock, Class B common stock and Class C common stock) outstanding during the period. Series A, B and C convertible preferred shareholders do not have contractual obligations to share in or fund the losses of the Company. Diluted net loss per share attributable to common shareholders is computed by dividing net loss by the weighted-average number of common shares (including Class A common stock, Class B common stock and Class C common stock) outstanding during the period and potentially dilutive Class A common stock equivalents, except in cases where the effect of the Class A common stock equivalent would be antidilutive. Potential Class A common stock equivalents consist of Class A common stock issuable upon exercise of stock options using the treasury stock method and Class A common stock issuable upon conversion of our convertible preferred stock. For the years ended December 31, 2008, 2009 and 2010, respectively, 3,372,946, 4,394,807 and 5,010,310 shares underlying stock options have been excluded from the calculation of diluted net loss per share attributable to common shareholders because their effect would have been antidilutive. For the three months ended March 31, 2010 and 2011, respectively, 5,194,454 and 5,477,032 shares underlying stock options have been excluded from the calculations of diluted net loss per share attributable to common shareholders because their effect would have been antidilutive.

In the event of liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of all classes of common stock have equal rights to receive all the assets of the Company after the rights of the holders of the preferred stock have been satisfied. We have not presented net loss per share attributable to common shareholders under the two-class method for our Class A common stock, Class B common stock and Class C common stock because it would be the same for each class due to equal dividend and liquidation rights for each class.

Unaudited Pro Forma Net Loss per Share Attributable to Common Shareholders

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the dates of issuance.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 12.    Net Loss Per Share Attributable to Common Shareholders — (continued)

The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common shareholders (in thousands):

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
	(unaudited)
Numerator
Net loss, as reported	$(6,774)	$(826)

Pro forma net loss	$(6,774)	$(826)

Denominator
Shares used in computing basic and diluted net loss per share attributable to common shareholders	12,770	13,347
Adjustment for assumed conversion of convertible preferred stock	9,276	9,276

Shares used in computing basic and diluted pro forma net loss per share attributable to common shareholders	22,046	22,623

Pro forma net loss per share attributable to common shareholders–basic and diluted	$(0.31)	$(0.04)

Note 13.    Commitments and Contingencies

Lease Commitments

We have various operating leases for office space and equipment. Our current headquarters is under an operating lease expiring in February 2013 that includes an option to extend the lease term for an additional five-year period. Future minimum payments for all operating leases for the year ended December 31, 2010 are as follows (in thousands):

2011	$1,629
2012	1,587
2013	439
2014	106

Total future minimum lease payments	$3,761

Rent expense for the years ended December 31, 2008, 2009 and 2010, was $1.3 million, $1.3 million and $1.2 million, respectively. Rent expense for the three months ended March 31, 2010 and 2011 was $0.3 million and $0.4 million, respectively.

During 2009 and 2010, $0.2 million and $0.3 million respectively, was amortized from the deferred rent liability as a reduction of rent expense.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 13.    Commitments and Contingencies — (continued)

Purchase Commitments

As of December 31, 2010, we had non-cancelable purchase commitments for content related to our website totaling $2.9 million. The amount due for this content is as follows (in thousands):

2011	$695
2012	520
2013	520
2014	520
2015	520
All future years	130

Total	$2,905

Separately, we entered into two significant arrangements in 2005 and 2007, respectively, to purchase licensed data for the purposes of populating our website. These data costs are being accounted for in a manner consistent with a subscription service, with license fees charged to expense as payments are made. We are obligated to make payments under a five year commitment totaling $1.0 million. As of December 31, 2010, the amount is due as follows (in thousands):

2011	$700
2012	292

Total	$992

Letters of Credit

We have three outstanding letters of credit totaling $0.7 million and $0.6 million at December 31, 2009 and 2010, respectively, payable to the landlord of our headquarters office in the event we default on our lease. The letters of credit are secured by our investments and are effective until 60 days after the expiration date of the lease.

Legal Proceedings

In October 2009, Mortgage Grader LLC filed a complaint against us for patent infringement in the Eastern District of Texas. The complaint alleged, among other things, that our website technology infringes one patent owned by Mortgage Grader, and sought injunctive relief, monetary damages, costs and attorneys’ fees. We denied Mortgage Grader’s allegations and asserted counterclaims seeking declarations that we were not infringing the Mortgage Grader patent, and that the Mortgage Grader patent was unenforceable and invalid. In April 2010, Zillow and Mortgage Grader signed a patent license and settlement agreement for an insubstantial payment.

In May 2010, Source Search Technologies, LLC (SST) filed an action alleging that we infringed certain patent rights. In March 2011, we signed a settlement agreement with SST, and Zillow paid a small one-time license fee. As a result of the settlement, effective from January 1, 2010 for as long as the related patent is valid and enforceable in the U.S., we must pay to SST insubstantial royalties on a quarterly basis under the terms of the agreement.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 13.    Commitments and Contingencies — (continued)

In March 2010, Smarter Agent, LLC filed a complaint against us for patent infringement in the U.S. District Court for the District of Delaware. The complaint seeks, among other things, a judgment that we may have infringed certain patents held by Smarter Agent, an injunctive order against the alleged infringing activities and an award for damages. In November 2010, the U.S. Patent Office granted our petition for re-examination of the three patents-in-suit, and in an initial office action rejected all claims. In March 2011, the court granted a stay of the litigation pending the completion of the re-examination proceedings. We were granted a stay against the patent infringement complaint. We have not recorded an accrual related to this complaint as of December 31, 2010 or March 31, 2011 as we do not believe a material loss is probable. It is a reasonable possibility that a loss may be incurred; however, the possible loss or range of loss is not estimable.

In April 2010, First American CoreLogic filed a complaint against us, for patent infringement in the U.S. District Court for the Eastern District of Texas. The complaint seeks, among other things, a judgment that we may have infringed certain patents held by CoreLogic, an injunctive order against the alleged infringing activities and an award for damages. We have not recorded an accrual related to this complaint as of December 31, 2010 or March 31, 2011 as we do not believe a material loss is probable. It is a reasonable possibility that a loss may be incurred; however, the possible loss or range of loss is not estimable.

In September 2010, LendingTree, LLC filed a complaint against us, for patent infringement in the U.S. District Court for the Western District of North Carolina. The complaint seeks, among other things, a judgment that we may have infringed certain patents held by LendingTree, an injunctive order against the alleged infringing activities and an award for damages. We have not recorded an accrual related to this complaint as of December 31, 2010 or March 31, 2011 as we do not believe a material loss is probable. It is a reasonable possibility that a loss may be incurred; however, the possible loss or range of loss is not estimable.

In addition to the aforementioned, from time to time, we are involved in litigation and claims that arise in the ordinary course of business. Although we cannot be certain of the outcome of any litigation and claims, nor the amount of damages and exposure that we could incur, we currently believe that the final disposition of such matters will not have a material effect on our financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Indemnifications

In the ordinary course of business, we enter into contractual arrangements under which we agree to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements and out of intellectual property infringement claims made by third parties. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, our obligations under these agreements may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments. In addition, we have indemnification agreements with certain of our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The terms of such obligations may vary.

Note 14.    Segment Information and Revenues

We have one reportable segment. Our reportable segment has been identified based on how our chief operating decision-maker manages our business, makes operating decisions and evaluates operating performance.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 14.    Segment Information and Revenues — (continued)

The chief executive officer acts as the chief operating decision-maker and reviews financial and operational information on an entity-wide basis. We have one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components. Accordingly, we have determined that we have a single reporting segment and operating unit structure.

The chief executive officer reviews information about revenue categories for purposes of allocating resources and evaluating financial performance. The following table presents our revenue categories during the periods presented (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Marketplace revenues	$130	$3,912	$13,228	$1,854	$6,881
Display revenues	10,463	13,579	17,239	3,477	4,379

Total	$10,593	$17,491	$30,467	$5,331	$11,260

Note 15.    Subsequent Events

In February 2011, we received a tax credit of $0.3 million, from the State of Washington, net of fees paid to tax advisors, relating to a refund of certain taxes from 2006 to 2009.

In March 2011, we acquired the operating assets of a real estate agent and rental property manager marketing service company.

In March 2011, we signed a lease agreement effective through November 2022 for new corporate office space in Seattle, which will become our new corporate headquarters. We continue to utilize our existing space and we are in the process of evaluating sublease opportunities for the current office space in Seattle. The following table is a schedule of future minimum lease payments under the new corporate office space in Seattle (in thousands):

2011	$—
2012	138
2013	1,667
2014	1,732
2015	1,798
All future years	14,234

Total future minimum lease payments	$19,569

In March 2011, we entered into a loan and security agreement with a financial institution to establish a line of credit of $4.0 million, secured by substantially all our assets other than our intellectual property, to be used for general business purposes. The line of credit contains financial and non-financial covenants. As of March 31, 2011, we were in compliance with all covenants. The line of credit is available through March 2013. In March 2011, we executed a standby letter of credit of $1.5 million in connection with the lease of our new Seattle offices and reserved this amount against the line of credit, which reduces the available line to $2.5 million.

ZILLOW, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 is unaudited)

Note 15.    Subsequent Events — (continued)

In March 2011, the Amended and Restated 2005 Equity Incentive Plan was amended to increase the number of shares authorized for issuance to 23,350,000 before giving effect to the 3.38-to-1 reverse stock split of our Class A common stock, Class B common stock and Class C common stock that was effected on June 17, 2011.

In April 2011, our board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of our Class A common stock.

In April 2011, our board of directors approved the reclassification of our common stock into Class A common stock in connection with the completion of our initial public offering of our Class A common stock.

In April 2011, the Class C common stock shareholders consented to the automatic conversion of each share of Class C common stock into one share of Class A common stock upon the effectiveness of the registration statement.

On June 16, 2011, our board of directors and shareholders approved a 3.38-to-1 reverse stock split of our outstanding Class A common stock, Class B common stock and Class C common stock that was effected on June 17, 2011. Fractional shares will be settled in cash for common shareholders. All references to shares in the financial statements and the notes to financial statements, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the reverse stock split retroactively.

On June 16, 2011 our board of directors and shareholders approved an amendment to our Amended and Restated Articles of Incorporation, which amendment fixes the authorized capital stock as follows: 600,000,000 shares of Class A common stock; 15,000,000 shares of Class B common stock; and 30,000,000 shares of preferred stock.

In June 2011, the number of shares authorized for issuance under the Amended and Restated 2005 Equity Incentive Plan was adjusted to give effect to the 3.38-to-1 reverse stock split of our Class A common stock, Class B common stock and Class C common stock that was effected on June 17, 2011.

We have evaluated subsequent events through July 14, 2011, which is the date the financial statements were available to be issued.

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3,462,000 Shares

Zillow, Inc.

Class A Common Stock

PROSPECTUS

July 19, 2011

Citi

Allen & Company LLC

Pacific Crest Securities

ThinkEquity LLC

First Washington Corp.

Until August 13, 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.